

OTIS

Otis Worldwide Corporation
Annual Report 2022

A year of
resilience,
excellence
and strong financial
performance



Celebrating projects around the globe

AMERICAS

Built as the centerpiece and inspiration for the 1962 Seattle World's Fair, the **Space Needle** has since become part of the Seattle experience and the globally recognized icon for the city. Otis installed the original space-age-style elevator cabs and has maintained them ever since. In 2022, Otis was chosen again to modernize the elevator experience with new cabs and technology.

ASIA PACIFIC

Otis completed a major six-year project in Singapore in August 2022, refurbishing 231 escalators across 42 stations on the North-South and East-West lines, operated by **SMRT Trains**. Each escalator has been upgraded with safety features, higher-efficiency technology and new energy-saving controllers.

CHINA

The new Line 13 **Shenzhen Metro** rail expansion serving the western part of Shenzhen will strengthen our two-decade relationship with the metro and provide a citywide express line. Otis will install more than 350 elevators and escalators equipped with our Otis ONE Internet of Things (IoT) platform for real-time monitoring and predictive maintenance.

EMEA

Otis is providing elevators and service for **La Tour Triangle** in Paris, a 180-meter-high, mixed-use premium destination. An Otis SkyBuild construction elevator will rise with the building and then transform into a SkyRise passenger elevator. Additional SkyRise units, digitally native Gen360 units and a Compass 360 destination management system will enhance building efficiency.

Photo credit for La Tour Triangle: courtesy L'Autre Image

About the cover Otis technology keeps people moving in the 270-meter **New Bund Center** skyscraper in Shanghai. Otis provided more than 50 elevators and escalators, the Otis ONE IoT solution, Compass 360 destination management system, and integrated over 10 robots for the tallest building in the sprawling New Bund district. An additional 180 Otis elevators and escalators serve visitors and tenants across the district.



Judy Marks, Chair, Chief Executive Officer and President of Otis Worldwide Corporation, joins other Otis executives, customer representatives and partners in reviewing progress at a jobsite in the state of North Rhine-Westphalia in Germany. Otis will equip the project, the state's largest climate-protection housing estate, with connected elevators and modular hoistways.

Dear Shareholders,

2022 was a year marked by resilience, excellence and strong financial performance in the face of many macroeconomic challenges. For the third consecutive year, we capitalized on our experience as the industry leader to meet the needs of our customers, passengers and communities while continuing to execute on our long-term strategy, supported by our Service-driven growth model.

I am extremely proud of our 69,000 passionate colleagues and their unwavering focus on delivering for our customers, developing innovative products, growing our Service portfolio and driving operational excellence. Together, we navigated continuing impacts from COVID-19, supply-chain disruptions, financial market volatility, broad-based strengthening of the U.S. dollar, commodity price swings, rising inflation and conflict in Eastern Europe.

STRONG EXECUTION AND RESULTS

New Equipment orders grew by 7.1%, supporting 1 point of share gain,[1] and organic sales[2] increased by 2.5%, resulting in adjusted net sales[2] of $13.6 billion, led by strong Service performance in both maintenance and repair and modernization. Adjusted operating profit grew by 6% at constant currency[2] with 30 basis points of margin expansion, driving 7.5% growth in adjusted earnings per share.[2] We generated $1.45 billion of free cash flow,[2] approximately 115% conversion of GAAP net income.

Our strong cash flow performance and shareholder-driven capital allocation strategy enabled us to

return significant value to shareholders while investing for the future. From the $1.45 billion of free cash flow[2] generated, we distributed $465 million in dividends and repurchased $850 million of shares, while paying down

"**Our strong cash flow performance and shareholder-driven capital allocation strategy enabled us to return significant value to shareholders while investing for the future.**"

$500 million in long-term debt. In March 2022, the Board of Directors raised our dividend rate by 20.8%, to a quarterly rate of $0.29, the second annual increase. In total, dividends have increased by nearly 50% since Otis became a public company

[1] Based on internal estimates.
[2] See pages 4 to 6 for additional information regarding non-GAAP financial measures.

69,000
colleagues

$13.6B
adjusted net sales[1,2]

2.2M
maintenance units

in April 2020. In addition, we used €1.6 billion in debt raised in 2021 to complete the acquisition of the remaining Zardoya Otis SA minority interest, and we made 26 bolt-on acquisitions in 2022 for $46 million, supporting the growth of our Service portfolio. We continued to invest in the business, with $115 million in capital expenditures to support our long-term growth. We achieved all of this while maintaining our investment-grade credit rating.

NEW EQUIPMENT ACROSS REGIONS

Global New Equipment units[2] declined to roughly 900,000, down from approximately 1 million in 2021, largely related to headwinds in China. This decline was somewhat offset by strong growth in Asia Pacific, and modest growth in the Americas and Europe/Middle East/Africa (EMEA). Our strategy and investment in the business over the past few years continues to drive share gain globally, and we grew our New Equipment adjusted backlog by 11% at constant currency,[1] entering 2023 with confidence.

In 2023, we expect to see the Asia Pacific New Equipment market grow at a solid pace, the Americas and EMEA to be roughly flat

and China to decline by 5%–10%, leading to a market down modestly, to below 900,000 units. In addition to our strong backlog growth in 2022, we expect to support our New Equipment growth and margin goals with a continued focus on new product innovation, expanded salesforce coverage and efficiency, and additional productivity in the factory and field.

SERVICE PORTFOLIO GROWTH

Units in our industry-leading Service portfolio increased by 4.1%,[2] the fastest rate in more than a decade. Globally, the industry installed base continues to grow at a mid-single-digit pace, and Otis is harnessing the power of digitalization to improve our Service presence and transform our industry with leading technology. A top priority for the company is deployment of our connectivity solution, Otis ONE, which is now active in 30 countries and territories. Approximately 800,000 units in our Service portfolio, including those under warranty, are connected through our various product offerings. Our new application programming interfaces (APIs) are showing good traction with fresh applications for customers, and technology is driving benefits such as improved conversion and stickiness while also improving our productivity and Service profitability. Management is keenly focused on ensuring a sustainable portfolio growth rate to support our long-term sales and profit trajectory. In addition, we see notable growth in our modernization business as elevators globally continue to age.

COMMITMENT TO CREATING VALUE FOR ALL

We made strong progress on our 13 Environmental, Social and Governance (ESG) goals and regularly share updates with our customers, colleagues and communities about sustainability best practices; diversity, equity and inclusion; colleague welfare; health and safety; and good governance.

Looking ahead, our management team remains committed to operational excellence, driving growth, improving margins and creating value for shareholders.

[1] See pages 4 to 6 for additional information regarding non-GAAP financial measures.
[2] Excluding Russia.

WITH GRATITUDE

I deeply appreciate the hard work and dedication of every one of our colleagues who deliver with excellence. I am grateful for our leaders who execute as one team, for strong and committed directors, for customers who put their trust in us every day, and for you, the shareholders who back our strategy.

Thank you for your support.



JUDY MARKS
Chair, Chief Executive Officer and President

Cautionary Statement
This Otis Annual Report contains forward-looking statements that are inherently subject to uncertainties and risks. Please see the section titled "Cautionary Note Concerning Factors That May Affect Future Results" included in our 2022 Form 10-K accompanied herewith and other filings with the Securities and Exchange Commission, for a list of factors that could cause our results to differ from those anticipated in any such forward-looking statements.

Board of Directors

Jeffrey H. Black
Former Senior Partner and Vice Chairman, Deloitte LLP

Nelda J. Connors
Founder and CEO, Pine Grove Holdings, LLC

Kathy Hopinkah Hannan
Former Global Lead Partner, National Managing Partner and Vice Chairman, KPMG, LLP

Shailesh G. Jejurikar
Chief Operating Officer, The Procter & Gamble Company

Christopher J. Kearney
Former Executive Chair, Otis Worldwide Corporation
Former Chairman, SPX FLOW, Inc.

Judith F. Marks
Chair, Chief Executive Officer and President, Otis Worldwide Corporation

Harold W. McGraw III
Former Chairman, President and CEO, McGraw-Hill Companies

Margaret M. V. Preston
Managing Director, Cohen Klingenstein, LLC

Shelley Stewart, Jr.
Former Chief Procurement Officer, E. I. du Pont de Nemours and Company

John H. Walker
Former Chairman and CEO, Global Brass and Copper Holdings, Inc.

Executive Leadership*

Judy Marks
Chair, Chief Executive Officer and President

Bernardo Calleja
President, Otis EMEA

Jim Cramer
President, Otis Americas

Stéphane de Montlivault
President, Otis Asia Pacific

Neil Green
Executive Vice President & Chief Digital Officer

Bryant Henson
Executive Vice President, Global Strategy & Business Development

Nora LaFreniere
Executive Vice President & General Counsel

Sally Loh
President, Otis China

Abbe Luersman
Executive Vice President & Chief People Officer

Anurag Maheshwari
Executive Vice President & Chief Financial Officer

Perry Zheng
Executive Vice President & Chief Product, Delivery and Customer Officer

*As of April 1, 2023.

Reconciliation of Reported (GAAP) to Adjusted Sales, Operating Profit, Net Income and Earnings Per Share

(dollars in millions)	Year Ended December 31, 2022	2021*
GAAP Net Sales	**$ 13,685**	$ 14,298
Russia sales	**(106)**	(253)
Adjusted Net Sales	**$ 13,579**	$ 14,045
GAAP Operating Profit	**$ 2,033**	$ 2,108
Restructuring	**60**	56
Russia operations	**5**	(33)
Russia sale and conflict-related charges	**28**	—
One-time separation costs, net and other	**—**	27
Adjusted Total Operating Profit	**$ 2,126**	$ 2,158
GAAP Income Attributable to Common Shareholders	**$ 1,253**	$ 1,246
Restructuring	**60**	56
Zardoya Otis Tender Offer finance costs	**5**	14
Russia operations	**4**	(33)
Russia sale and conflict-related charges	**28**	—
One-time separation costs, net and other	**—**	27
Tax effects of restructuring, non-recurring items and other adjustments	**(5)**	(13)
Non-recurring tax items	**(2)**	(26)
Adjusted Net Income Attributable to Common Shareholders	**$ 1,343**	$ 1,271
Diluted Earnings Per Share	**$ 2.96**	$ 2.89
Impact to diluted earnings per share	**0.21**	0.06
Adjusted Diluted Earnings Per Share	**$ 3.17**	$ 2.95
Weighted Average Number of Shares Outstanding:		
Basic shares	**420.0**	427.7
Diluted shares	**423.0**	431.4

*Adjusted amounts presented for 2021 have been adjusted to exclude the impact of our operations in Russia, for comparability to adjusted amounts presented for 2022.

Components of Changes in Net Sales

Year Ended December 31, 2022, Compared with Year Ended December 31, 2021

	Factors Contributing to Total % Change in Net Sales			
	Organic	FX Translation	Acquisitions/ Divestitures, net	Total
New Equipment	(1.7)%	(4.9)%	(2.2)%	(8.8)%
Service	6.0 %	(6.7)%	0.1 %	(0.6)%
Maintenance and Repair	5.6 %	(6.8)%	— %	(1.2)%
Modernization	8.1 %	(6.5)%	0.5 %	2.1 %
Total Net Sales	2.5 %	(5.9)%	(0.9)%	(4.3)%

Components of Changes in New Equipment Backlog

	December 31, 2022
	Y/Y Growth %
New Equipment backlog increase at actual currency	**3%**
Russia	**2%**
Foreign exchange impact to New Equipment backlog	**6%**
Adjusted New Equipment backlog increase at constant currency	**11%**

Reconciliation of Adjusted Operating Profit at Constant Currency

Year Ended December 31, 2022, Compared with Year Ended December 31, 2021

(dollars in millions)	**2022**	2021	Y/Y
Otis Consolidated			
Adjusted Operating Profit	**$ 2,126**	$ 2,158	$ (32)
Impact of foreign exchange	**156**	—	156
Adjusted Operating Profit at constant currency	**$ 2,282**	$ 2,158	$ 124

Free Cash Flow Reconciliation

	Year Ended December 31,	
(dollars in millions)	**2022**	2021
Net income attributable to common shareholders	**$ 1,253**	$ 1,246
Net cash flows provided by operating activities (a)	**$ 1,560**	$ 1,750
Net cash flows provided by operating activities as a percentage of net income attributable to common shareholders	**125%**	140%
Capital expenditures (b)	**(115)**	(156)
Capital expenditures as a percentage of net income attributable to common shareholders	**(9)%**	(13)%
Free cash flow (a+b)	**$ 1,445**	$ 1,594
Free cash flow as a percentage of net income attributable to common shareholders	**115%**	128%

Use and Definitions of Non-GAAP Financial Measures

Otis Worldwide Corporation ("Otis") reports its financial results in accordance with accounting principles generally accepted in the United States ("GAAP"). We supplement the reporting of our financial information determined under GAAP with certain non-GAAP financial information. The non-GAAP information presented provides investors with additional useful information, but should not be considered in isolation or as substitutes for the related GAAP measures. Moreover, other companies may define non-GAAP measures differently, which limits the usefulness of these measures for comparisons with such other companies. We encourage investors to review our financial statements and publicly filed reports in their entirety and not to rely on any single financial measure. A reconciliation of the non-GAAP measures to the corresponding amounts prepared in accordance with GAAP appears in the above tables. These tables provide additional information as to the items and amounts that have been excluded from the adjusted measures.

Adjusted net sales, organic sales, adjusted operating profit, adjusted net income, adjusted diluted earnings per share ("EPS"), adjusted remaining performance obligation ("RPO" or "backlog"), constant currency and free cash flow are non-GAAP financial measures.

Adjusted net sales represents net sales (a GAAP measure), excluding significant items of a non-recurring and/or nonoperational nature ("other significant items").

Organic sales represents consolidated net sales (a GAAP measure), excluding the impact of foreign currency translation, acquisitions and divestitures completed in the preceding 12 months, and other significant items. Management believes organic sales is a useful measure in providing period-to-period comparisons of the results of the company's ongoing operational performance.

Adjusted operating profit represents income from continuing operations (a GAAP measure), excluding restructuring costs and other significant items.

Adjusted net income represents net income attributable to common shareholders (a GAAP measure), excluding restructuring costs and other significant items, including related tax effects. Adjusted diluted EPS represents diluted earnings per share attributable to common shareholders (a GAAP measure), adjusted for the per-share impact of restructuring and other significant items, including related tax effects.

Adjusted RPO or adjusted backlog represents RPO (otherwise referred to herein as backlog from time to time) (a GAAP measure), excluding other significant items.

Management believes that adjusted net sales, organic sales, adjusted operating profit, adjusted net income, adjusted diluted EPS and adjusted RPO are useful measures in providing period-to-period comparisons of the results of the company's ongoing operational performance.

Additionally, GAAP financial results include the impact of changes in foreign currency exchange rates ("AFX"). We use the non-GAAP measure "at constant currency" or "CFX" to show changes in our financial results without giving effect to period-to-period currency fluctuations. Under U.S. GAAP, income statement results are translated in U.S. dollars at the average exchange rate for the period presented. Management believes that this non-GAAP measure is useful in providing period-to-period comparisons of the results of the company's ongoing operational performance.

Free cash flow is a non-GAAP financial measure that represents cash flow from operations (a GAAP measure) less capital expenditures. Management believes free cash flow is a useful measure of liquidity and an additional basis for assessing Otis' ability to fund its activities, including the financing of acquisitions, debt service, repurchases of common stock and distribution of earnings to shareholders.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

_____

FORM 10-K
_____

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____.

Commission file number 001-39221
_____

OTIS

OTIS WORLDWIDE CORPORATION

(Exact name of registrant as specified in its charter)
_____

Delaware	**83-3789412**
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

One Carrier Place, Farmington, Connecticut 06032
(Address of principal executive offices, including zip code)

(860) 674-3000
(Registrant's telephone number, including area code)
_____

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock ($0.01 par value)	OTIS	New York Stock Exchange
0.000% Notes due 2023	OTIS/23	New York Stock Exchange
0.318% Notes due 2026	OTIS/26	New York Stock Exchange
0.934% Notes due 2031	OTIS/31	New York Stock Exchange

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒.   No ☐.

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐.   No ☒.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒.   No ☐.

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).   Yes ☒.   No ☐.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☒	Accelerated Filer	☐
Non-accelerated Filer	☐	Smaller Reporting Company	☐
		Emerging Growth Company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the Registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. § 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☒.

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐.   No ☒.

The aggregate market value of the voting Common Stock held by non-affiliates at June 30, 2022 was approximately $29,680,794,287 based on the New York Stock Exchange closing price for such shares on that date. For purposes of this calculation, the Registrant has assumed that its directors and executive officers are affiliates.

At January 20, 2023, there were 414,869,461 shares of Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part III hereof incorporates by reference portions of the Otis Worldwide Corporation Proxy Statement for the 2023 Annual Meeting of Shareholders (the "2023 Proxy Statement"). The 2023 Proxy Statement will be filed with the U.S. Securities and Exchange Commission within 120 days after the end of the fiscal year to which this report relates.

OTIS WORLDWIDE CORPORATION
Form 10-K
For the Year Ended December 31, 2022
TABLE OF CONTENTS

Otis Worldwide Corporation's and its subsidiaries' names, abbreviations thereof, logos, and product and service designators are all either the registered or unregistered trademarks or tradenames of Otis Worldwide Corporation and its subsidiaries. Names, abbreviations of names, logos, and product and service designators of other companies are either the registered or unregistered trademarks or tradenames of their respective owners. As used herein, the terms "we", "us", "our", "the Company" or "Otis", unless the context otherwise requires, mean Otis Worldwide Corporation and its subsidiaries. References to Internet websites in this Form 10-K are provided for convenience only. Information available through these websites is not incorporated by reference into this Form 10-K.

PART I

Item 1. Business

Our Company

Otis is the world's leading elevator and escalator manufacturing, installation and service company. We serve customers in over 200 countries and territories around the world. Otis has global scale and local focus, with over 1,400 branches and offices, and a direct physical presence in approximately 80 countries.

Separation from United Technologies Corporation

Otis is a Delaware corporation and was incorporated on March 1, 2019 in connection with the separation and distribution ("Separation") of each of Otis and Carrier Global Corporation ("Carrier") from United Technologies Corporation, subsequently renamed Raytheon Technologies Corporation ("UTC" or "RTX", as applicable) into separate independent publicly-traded companies. The Separation occurred on April 3, 2020. References to "UTC" relate to pre-Separation matters, and references to "RTX" relate to post-Separation matters.

The Separation was completed pursuant to a Separation and Distribution Agreement ("Separation Agreement") and other agreements with UTC and Carrier related to the Separation, including but not limited to a transition services agreement ("TSA"), a tax matters agreement ("TMA"), an employee matter agreement ("EMA") and an intellectual property agreement (the "Intellectual Property Agreement"). For further discussion of these agreements, see Item 1A, "Note 1: Business Overview" in Item 8 and Item 15 in this Form 10-K.

The following description of our business should be read in conjunction with Item 7 in this Form 10-K, including the information contained therein under the heading "Business Overview."

Description of Business by Segment

Our Company is organized into two segments, New Equipment and Service, which, for the year ended December 31, 2022, contributed 43% and 57% of our net sales, and 17% and 83% of our segment operating profit, respectively. Our international operations represented approximately 72% of our net sales for the year ended December 31, 2022.

New Equipment

Through our New Equipment segment, we design, manufacture, sell and install a wide range of passenger and freight elevators, as well as escalators and moving walkways for residential, commercial and infrastructure projects. In 2022, our New Equipment segment had sales of $5.9 billion and operating profit of $358 million. In 2022, our New Equipment sales in China represented approximately one-third of our new equipment net sales and China represented over half of our global New Equipment unit volume.

We have developed a range of elevator and escalator solutions to meet the varying needs and objectives of our diverse customers. Our primary elevator and escalator solutions are described below.

The Gen2 family of elevators has been our principal low-and mid-rise elevator solution. Since its launch in 2000, Otis has sold over one million Gen2 units, making it our best selling elevator platform. In 2021, we introduced the successors to the Gen2 family of elevators: the Gen3 and Gen360 digital elevator platforms. These platforms enhance the space-saving, energy-efficient design of the Gen2 elevator with the connectivity of the Otis ONE IoT (internet of things) digital service platform, while offering additional safety features for passengers and our colleagues who maintain the elevator. Otis ONE is designed to continuously monitor equipment health and performance in real time to provide proactive, predictive and transparent information to our technicians and customers. The technology expands predictive and remote maintenance capabilities to support improved elevator up-time and service productivity.

The Gen360 elevator also features a new native electronic architecture, with many mechanical components replaced by electronic components that in connection with our service increase reliability, reduce the potential for entrapments and free hoistway space to accommodate larger cabins. The Otis ONE IoT solution adds a network of sensors for real-time status updates. A foldable, in-ceiling platform allows maintenance operations to be performed safely from within the car rather than on top of it and, depending on local regulations, eliminates the need for a refuge space above the car and the protrusion on the roof allowing for a flat roof design. With 360-degree cameras in the hoistway, Otis service teams can visually confirm, fine-tune, diagnose and solve many issues remotely without stopping the elevator.

For taller, high-rise buildings, our most prominent product is the SkyRise elevator solution. The SkyRise advanced high-rise elevator platform combines cutting-edge technologies and precision engineering to deliver solutions for residential, commercial and mixed use skyscrapers.

Otis offers a range of technologies for improving the passenger experience. Our proprietary Compass 360 destination management system groups passengers by their desired destination and directs them to an assigned car that minimizes waiting and ride time. The system's algorithms anticipate traffic demand within a building and improve traffic flow. Otis eView in-car display streams live, customizable infotainment to passengers and can connect them to OTISLINE, Otis' 24-hour service call center, during an emergency. The Otis eCall Plus smartphone app enables passengers to summon their elevator remotely for a touchless experience. We previously rolled out new voice and gesturing technologies for summoning elevators to customers in China and North America, with other geographies to follow.

In addition to elevator solutions, we also offer escalators and moving walkways. With a range of finishes and aesthetics, Otis escalators integrate easily with building designs. Our smart design and features enhance sustainability and passenger safety, such as sensor-equipped escalators and moving walkways that efficiently run only when passengers approach, or operate at reduced speeds to conserve energy when there are no riders.

Our New Equipment customers include real-estate and building developers and general contractors who develop and/or design buildings for residential, commercial, retail or mixed-use activity. We also sell New Equipment to government agencies, particularly, to support infrastructure projects, such as airports, railways or metros. We generally sell directly to our customers through our New Equipment sales personnel. Due to the nature of the customer base in China and certain other geographies, our direct sales force is augmented by agents and distributors. Given the breadth of our customer base and the large number of customers to whom we deliver new equipment on an annual basis, we are not dependent on any single customer and do not have any contracts material to Otis as a whole with any single customer. The same is true for our broad and geographically dispersed network of agents and distributors.

New Equipment customers typically engage with us at an early stage during the construction cycle. The timing of order placement depends on factors including project complexity and customer requirements. Elevator installation usually occurs midway through building construction.

New Equipment orders are generally delivered within 12 months of booking, though larger projects can take longer to deliver based on customer construction schedules, and in some regions, mostly in China, the order to delivery window is shorter. When placing New Equipment orders, customers typically make an advance payment to cover costs including design and contract engineering. These advance payments are typically followed by periodic progress payments at specified milestones, such as delivery of materials at the job site and completion of installation and equipment commissioning. Installation is carried out by our installation technicians or through subcontractors, in which case we typically complete the final inspection and commissioning to ensure that our quality standards are met. Revenues are recognized based on percentage of completion. Once commissioned, New Equipment units are typically supported by a warranty for a limited period of time.

Service

Through our Service segment, we perform maintenance and repair services, as well as modernization services to upgrade elevators and escalators. We have a maintenance portfolio of approximately 2.2 million units globally, which includes Otis equipment manufactured and sold by us, as well as equipment from other original equipment manufacturers. Through our network of service sales personnel, we sell our services directly to customers in all significant elevator and escalator end-segments around the world. In 2022, our Service segment had net sales of $7.8 billion and operating profit of $1.8 billion.

Service customers typically comprise building owners, facility managers, housing associations and government agencies that operate buildings where elevators and escalators are installed. Customers securing services for elevators are frequently different from those who initially make purchasing decisions with respect to New Equipment solutions. As the largest service provider in the industry worldwide, we have a wide range of customers in our Service segment and do not have any single service contract material to Otis as a whole. Contract duration depends on a number of factors, including customer needs, regulatory requirements and industry/geography dynamics. We work closely with our customers to renew these contracts as appropriate. Certain types of customers, such as those owning or operating large properties or portfolios of properties, tend to execute long-term maintenance agreements.

We seek to grow our maintenance portfolio through conversion of newly installed units into maintenance contracts, through prospecting and winning units already in service from customers using another service provider and through acquisitions. Our Service sales personnel seek to win service contracts upon the expiration or termination of existing service contracts from customers by offering a superior value proposition through service excellence, an engaged and technically sophisticated group of field service technicians, a streamlined customer experience and strong elevator and escalator operating performance.

Our services include inspections, preventive maintenance offerings and other customized maintenance offerings tailored to meet customer needs. A basic maintenance contract provides for inspection consistent with local regulatory needs. We offer incremental, tiered maintenance and service offerings, with varying levels of coverage up to and including comprehensive component replacement coverage. We also provide customers with repair services to address equipment and component wear and tear, as well as breakdowns.

Similar to most other electro-mechanical equipment, elevators and escalators are subject to wear and tear, which over time erodes equipment functionality. As elevator equipment ages, we work with customers to help renew or refresh their elevators with modernization solutions that enhance equipment operation, improve building functionality and contribute to more sustainable building systems. Modernization offerings can range from relatively simple upgrades of interior finishes and aesthetics to complex upgrades of larger components and sub-systems.

We provide our Service offerings to our customers through a global network of approximately 34,000 Service mechanics operating out of over 1,400 branches and offices typically located in close proximity to concentrations of customers. Our mechanics are critical to our ability to deliver a high level of service to our customers. Our OTISLINE operations provide personalized customer support 24/7. They receive customer service requests and assign and dispatch field technicians, as necessary, to respond to service requests. Our network of service parts centers, repair centers, and obsolescence management capabilities are key enablers to supporting customers by keeping their elevators and escalators in good working condition.

Digital Technology initiatives

Otis has been using technology to monitor elevator performance remotely for decades, culminating in our latest Otis ONE technology discussed under "New Equipment" above. We also offer multimedia subscription options with additional voice, data and video digital services to customers leveraging our IoT technologies. As of the end of 2022, approximately 800,000 units of our global portfolio, including units under the warranty period, are connected. In 2023, we expect to continue to innovate and expand our digital ecosystem and suite of digital solutions for both our existing service portfolio customers and for new equipment shipments from our factories.

Research and Development & Intellectual Property

Innovation is a fundamental characteristic of our history and is central to our strategy. For the year ended December 31, 2022, research and development ("R&D") expense was $150 million and 1.1% as a percentage of net sales. In addition to R&D expense, we made investments in digital and strategic initiatives of approximately $55 million, which in combination with R&D expense was 1.5% as a percentage of net sales. We coordinate our R&D efforts globally through an operating model that sets global and local priorities based on customer and segment needs. We have 11 R&D centers and 17 factories around the world, including major locations in China, India, France, Spain and the United States. The R&D centers are strategically located close to concentrations of customers and factories to enable efficient development of engineering solutions that can serve as global model products and adapt quickly and efficiently to local customer needs and local demographic and construction trends. We have approximately 1,200 engineers globally, with increasing focus on digital initiatives, software, design of the user interface and the user experience.

We maintain a portfolio of patents, trademarks, copyrights, trade secrets, licenses and franchises related to the Otis business to protect our R&D investments in products and services. We currently own approximately 4,200 globally issued patents, and we have approximately 2,300 patent applications pending globally. We filed approximately 1,300 patent applications in the last three years. Our patents are primarily filed in Europe, the United States and Asia. We believe that our patents and trade secrets create a competitive advantage and that we have taken reasonable measures to build a portfolio of valid and enforceable intellectual property rights. However, these intellectual property rights might be challenged and could be found invalid or unenforceable. Loss of strategic patents and trade secrets could significantly affect our competitiveness. See Item 1A in this Form 10-K for further discussion of intellectual property matters.

Joint Ventures and Non-Wholly Owned Subsidiaries

Our international strategic relationships, joint ventures and non-wholly owned subsidiaries are an important part of our business as they support our access to international markets and customers. Results of these entities are consolidated with our financial and operational results. In addition to China, as discussed below, we also operate through joint ventures and non-wholly owned subsidiaries in certain other countries. As discussed further below, we acquired the remaining interest in Zardoya Otis during 2022.

China

We operate in China through two principal joint ventures: Otis Elevator (China) Investment Company Limited ("Otis China") and Otis Electric Elevator Company Limited ("Otis Electric"). Otis China is a joint venture established in 1998 for the purpose of manufacturing, installing and servicing elevators, escalators and related equipment. We are a majority owner of Otis China, and Tianjin Tai Kang Investment Co. Ltd. is our joint venture partner. Otis Electric, a subsidiary of Otis China, is a joint venture established in 1997 for the purpose of manufacturing, installing and servicing elevators, escalators and related equipment. Otis China owns a controlling equity stake in Otis Electric. Otis China's partner in Otis Electric is Xizi Elevator Group Co.

Otis Mobility (formerly Zardoya Otis)

We conduct our operations based in Spain through Otis Mobility S.A. ("Otis Mobility", formerly Zardoya Otis S.A. ("Zardoya Otis")). Otis Mobility manufactures, installs and services elevators and elevator equipment in Spain, and exports elevator equipment it manufactures for installation by certain of our subsidiaries outside of Spain.

In September 2021, the Company announced its tender offer (the "Tender Offer") to acquire all of the issued and outstanding shares of Zardoya Otis not owned by the Company. Prior to completion of the Tender Offer, Zardoya Otis' shares were listed on Spanish stock exchanges, and the company was subject to the supervision of the Spanish Securities Exchange Commission (Comisión Nacional del Mercado de Valores (the "CNMV")). We owned a majority equity stake in Zardoya Otis, with Euro Syns S.A. owning a minority position and the remaining shares being held by public shareholders.

As a result of the Tender Offer, the Company acquired the remaining issued and outstanding shares of Zardoya Otis not owned by the Company in exchange for cash during April and May 2022. As a result, the Company owns 100% of Zardoya Otis. Zardoya Otis shares were automatically delisted on May 9, 2022 and has been renamed Otis Mobility. See "Note 1: Business Overview" for further details regarding this transaction.

Competition

We operate in a global and highly competitive industry. Due to the global and localized nature of the industry, there are numerous participants of varying size that operate in our industry. According to industry estimates, there are hundreds of participants that offer New Equipment solutions and several thousand participants that offer maintenance and service solutions. In both the New Equipment and Service segments, major competitors globally include KONE Oyj, Schindler Group and TK Elevator, while there are a number of additional competitors in the Asia Pacific region. Competitive dynamics vary significantly by segment and geography. In the Service segment, independent service providers and other small operators are significant competitors in most of our local geographies. These independent service providers have an aggregate portfolio of about 50% of service units, but account for a smaller percentage of the service business when measured by value because of the types of units and level of maintenance covered by these providers.

There are several factors that determine competitiveness in the industry, including local codes and compliance requirements, customer preferences, price, reputation, delivery and execution, product quality, equipment performance, reliability and long-term service and product support. Our success in both our New Equipment and Service segments depends upon our ability to develop and market our products, services and solutions, as well as our ability to provide the people, technologies, facilities, equipment and financial capacity needed to deliver those products and services with maximum efficiency. We believe our global presence, local relationships and proven track record in executing complex elevator and escalator solutions contribute to our iconic brand, reputation and competitive position in the industry. We believe our business strategies allow us to sustain New Equipment growth, accelerate Service portfolio growth, advance the digitalization of Otis, focus and empower the organization, support our ability to successfully compete across the New Equipment and Service segments, and will help deliver sustainable earnings growth.

Compliance with Government Regulations

We conduct our business through subsidiaries and affiliates worldwide. Any changes in legislation or government policies impacting our industry, including with respect to employee safety, labor-related regulations, industrial equipment, licensing requirements, foreign ownership limitations and building and elevator safety codes, can affect our operations. We closely monitor local legislation and government policies in the locations in which we operate.

In addition, our operations are subject to and affected by environmental regulations promulgated by federal, state and local authorities in the United States and regulatory authorities with jurisdiction over our foreign operations. We have incurred and will likely continue to incur liabilities under various government statutes and regulations for the cleanup of pollutants previously released into the environment. We do not anticipate that compliance with current provisions relating to the protection of the environment or that any payments we may be required to make for cleanup liabilities will have a material adverse effect upon our competitive position, cash flows, results of operations or financial condition.

U.S. laws, regulations, orders, and other measures concerning the export or re-export of products, software, services and technology to, and other trade-related activities involving, non-U.S. countries and parties affect the operations of Otis and its affiliates, as do those of other countries pertaining to similar matters.

For further discussion of risks related to environmental matters and other government regulations, see in this Form 10-K Item 1A, Item 7 and "Note 2: Summary of Significant Accounting Policies" and "Note 22: Contingent Liabilities" in Item 8 in this Form 10-K.

Seasonality

Our business and operating results are generally not subject to significant fluctuations as a result of seasonality, although we have experienced lower New Equipment sales in Asia in the first calendar quarter, coinciding with Lunar New Year celebrations. In addition, we have also experienced lower New Equipment sales in the fourth quarter in China, due to a national holiday that occurs during the first week of October which may impact the relative mix of sales within the quarter.

Raw Materials and Supplies

Due to the global and distributed nature of our operations, we partner with a diverse network of several thousand suppliers globally. These include product and non-product suppliers, as well as subcontractors. We rely on approximately 500 key suppliers for our manufacturing supply chain.

Components and systems necessary to effectively complete our New Equipment projects, as well as to satisfy our maintenance and repair obligations, are often available from two or more sources within the industry. While we believe no single supplier is material to our business, some components or applications require particular specifications or qualifications. In those cases, there may be a single supplier or a limited number of suppliers that can readily provide such components, which have in the past, and could in the future, result in supply constraints or cost pressures due to an issue with such a supplier, including financial or operational difficulties or a contract dispute. Additionally, the slowdown of economic activity due to coronavirus ("COVID-19") and subsequent unsettled recovery in certain regions, including their impact on employment, have created long lead times and product shortages for certain components and suppliers. We implement mitigation actions to address potential disruption in and other risks relating to our supply chain, including the use of safety stock and alternative materials, as well as risk assessments, qualification of multiple supply sources and use of long-term supplier agreements.

Although at times high prices for some important raw materials have caused margin and cost pressures for our business, including in connection with the impact of COVID-19-and the uncertain recovery, we do not expect near-term unavailability or pricing of materials, components or supplies that would have a material adverse effect on our business. We seek to manage commodity price risk through locking and hedging strategies, as well as passing the increases onto our customers through pricing. See Item 1A in this Form 10-K for risks associated with raw material and supply chain, as well as COVID-19.

Environmental, Social and Governance ("ESG")

ESG is part of our culture and embedded in our long-term strategy. The principles of ESG align with the foundation of our business: our Absolutes of Safety, Ethics, and Quality. We are committed to the health and safety of our colleagues and the riding public. We strive to reduce the environmental impact of our own products, operations and services and those of our customers. We foster a culture that embraces all voices and diverse points of view and proactively engages in the communities we serve. See "Human Capital" below for additional information regarding certain ESG initiatives related to our colleagues, including health and safety, employee engagement and Diversity, Equity and Inclusion ("DE&I").

In 2021, we became a signatory to the U.N. Global Compact and published our thirteen ESG goals (including the four Environment & Impact goals below) aligned with the U.N. Sustainable Development Goals ("SDGs"). Our ESG goals and alignment to SDGs are categorized into four areas: Health & Safety, Environment & Impact, People & Communities and Governance & Accountability. Our ESG goals can be found in the Investor section of our corporate website, where we make updates from time to time.

We set goals within each of these areas and aligned to the U.N. SDGs on which we can have the greatest impact. Our Environment & Impact goals are as follows:

- Achieve a 50% reduction of Scope 1 and Scope 2 emissions by 2030

- Reach carbon neutrality for factory electricity by 2030

- Achieve 100% factory eligibility for zero-waste-to-landfill certification by 2025

- Complete ISO 14001 certification for all factories by 2025 (goal completed in 2021)

In April 2022, we published our inaugural ESG report on our ESG activities, metrics and progress towards our goals in accordance with the Global Reporting Initiative Standards, as well as in alignment with the Sustainability Accounting Standards Board guidelines and the Task Force on Climate-related Financial Disclosures. Our progress towards reducing Scope 1 and Scope 2 greenhouse gases is included as a performance multiplier in determining payouts under our executive short-term incentive plan. Our ESG goals and ESG report are available through the Investors section of our website (http://

www.otis.com) under the heading "ESG". Our ESG goals, our ESG report and our corporate website are not incorporated by reference into this Form 10-K.

Our Board of Directors and its committees engage in extensive review and oversight of ESG-related topics. The Company's ESG Council monitors our performance towards our ESG goals. The ESG Council is composed of senior leaders representing multiple functions within the Company, including Communications, Engineering, Human Resources, Investor Relations, Legal, and Operations (Environmental, Health & Safety, Supply Chain and Quality & Continuous Improvement). Also, an internal ESG Working Group, comprised of subject matter experts assists the ESG Council in developing and effectuating the Company's ESG strategy. Both the ESG Council and ESG Working Group meet frequently, with the ESG Council reporting regularly to our CEO and the Executive Leadership Team on our ESG progress and actions.

There have been no, and we do not expect there to be in the near term, material impacts on our business, financial condition or results of operations as a result of compliance with legislation or regulatory rules regarding climate change, from the known physical effects of climate change or as a result of implementing our ESG initiatives. Increased regulation (including the pending Securities and Exchange Commission ("SEC") and European Union requirements) and other climate change concerns, however, could subject us to additional costs and restrictions, and we are not able to predict how such regulations or concerns would affect our business, operations or financial results. For a discussion of risks associated with ESG matters, see Item 1A in this Form 10-K.

Human Capital

As of December 31, 2022, our global workforce consists of approximately 69,000 colleagues, with 44% in Asia, 33% in Europe, the Middle East and Africa ("EMEA") and 23% in the Americas.

Approximately 64% of our workforce in the U.S. is covered by collective bargaining agreements. Outside of the U.S., our colleagues are represented by workers' councils or statutory labor unions as may be customary or required in those jurisdictions. While we strive to maintain good relationships with our employee representative bodies, our business may be adversely affected by work stoppages, union negotiations, labor disputes and other matters associated with our labor force. The collective bargaining agreement for most of our bargaining unit colleagues in the U.S. was renewed without disruption in July 2022 and is set to expire in July 2027. For a discussion of risks associated with employment-related matters, see Item 1A in this Form 10-K.

Compensation

Our colleagues are vital to our success, and we offer pay and benefits designed to attract, retain and motivate our colleagues and align their compensation with both individual and our overall performance. While our programs vary by location and eligibility, they include base pay, short-term incentive bonuses, long-term incentive pay in the form of stock awards, retirement plans, health care and insurance benefits, tuition assistance through our Employee Scholar program, paid sick, bereavement, vacation, parental and family leaves, wellness and employee assistance programs.

Safety and Health

Safety is one of the Otis Absolutes. For that reason, safety measures and indicators are regularly monitored by management and reported to our Board of Directors. To promote safety, we have a health and safety management system and regularly measure the effectiveness of our health and safety programs. We empower all of our colleagues and subcontractors with stop work authority if they perceive an unsafe condition or a behavior that may cause injury. We also seek to promote a culture where stop work authority can be freely exercised without the fear of retribution or retaliation, and a learning culture to enhance the quality and delivery of safety and technical training. Health and Safety is one of the four focus areas of our ESG goals. See the "Environmental, Social and Governance ("ESG")" section of this Form 10-K above for more information regarding our ESG goals.

For our colleagues to be effective, they need to be healthy. Starting in 2020, with the added stress of the COVID-19 pandemic, we increased our efforts to improve our colleagues' mental health by expanding employee assistance plan benefits and by bringing increased attention to the importance of mental health. We now provide employee assistance plan benefits to all of our colleagues worldwide. We also offer flexible work arrangements to many salaried colleagues.

Training and Development

We strive to emphasize development and training, as we believe that individual and corporate success is driven by lifelong learning and by empowering our colleagues. As a result, we provide a range of development and mentoring opportunities that vary based on a colleague's career stage and function. One of our flagship programs is "Otis University," a global program that builds leadership and functional capabilities in sales, field, engineering, operations, and major projects. Our "Employee Scholar Program" is a comprehensive, company-sponsored education program that allows colleagues to expand their skills through degree or certification programs.

Having access to trained technicians is very important to our business. Our mechanics receive extensive training to service and install equipment safely. This training consists of live, virtual, and on-the-job modules with experienced mechanics. We are increasing our professional network to reach out to more communities when hiring through partnerships, and have developed several apprenticeship, training and internship programs. We are also increasing through various initiatives the number of women in our mechanic population across the world to enhance diversity and to obtain access to a larger talent pool.

Commitment to Change

We aim to be both an equal-opportunity employer of choice for people of broad perspectives and experiences, cultures, genders, races, and generations, and whose workforce mirrors the diversity of our customers and the communities where we live and work, and a place where every voice feels safe, welcomed and heard. To further accountability and transparency with respect to our DE&I progress, we established a DE&I Advisory Group which is responsible for setting Otis DE&I global strategy and priorities. The DE&I Advisory Group is composed of eight members representing cross-functional and cross-regional areas and one Otis Board member, and includes four annual rotating members and four permanent members, including our Chief Executive Officer and our Chief People Officer. Our DE&I performance is reviewed by our DE&I Advisory Group three times a year.

In addition, we believe that it is important for us to significantly increase the number of women we have in executive roles. In 2020, we joined the Paradigm for Parity coalition, pledging our commitment to establish gender parity across our executive leadership by 2030. Our progress towards attaining gender parity across our executive leadership is a performance multiplier in determining payouts under our executive short-term incentive plan.

Our global inclusive leadership learning program provides training through virtual learning and group conversations to identify and mitigate bias using a common approach and vocabulary. In 2022, we implemented a gender identity policy and deployed a self-ID campaign, which allows employees to self-report their demographic data. We also launched an initiative, We Are Many Voices, as part of global inclusion month in October 2022. During that month, all colleagues were encouraged to celebrate and learn about the different dimensions of diversity, engage with each other, and grow stronger together.

Our employee resource groups ("ERGs") also play a significant role in our ability to attract, retain, and develop diverse talent, and build allies across the organization. As ERGs are vital in nurturing a culture of DE&I at Otis, we are continuing to expand our ERG offerings by supporting all abilities and increasing representation, and are partnering with them to further our DE&I initiatives.

Engagement

We believe that engaged colleagues deliver better service to our customers. We measure engagement by conducting colleague surveys twice yearly. The results, which are reported to our Board of Directors and management, help us assess how our colleagues feel about working for us. We use the survey results to develop action plans to address areas of concern. The engagement surveys, which anonymizes the data, cover topics such as safety, ethics, belonging, quality, company prospects, inclusion, empowerment, accountability and managerial effectiveness. Increasing colleague favorability for the inclusive culture category in the Company's engagement survey is part of our thirteen published ESG goals. See the "Environmental, Social and Governance ("ESG")" section of this Form 10-K above for more information regarding our ESG goals.

Available Information

This Form 10-K and our quarterly reports on Form-10-Q, current reports on Form 8-K and any amendments to those reports are available free of charge through the Investors section of our Internet website (http://www.otis.com) under the heading "Financial Information" as soon as reasonably practicable after these reports are electronically filed with, or furnished to, the SEC. In addition, the SEC maintains a website (http://www.sec.gov) containing reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

Cautionary Note Concerning Factors That May Affect Future Results

This Form 10-K contains statements which, to the extent they are not statements of historical or present fact, constitute "forward-looking statements" under the securities laws. From time to time, oral or written forward-looking statements may also be included in other information released to the public. These forward-looking statements are intended to provide management's current expectations or plans for Otis' future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as "believe," "expect," "expectations," "plans," "strategy," "prospects," "estimate," "project," "target," "anticipate," "will," "should," "see," "guidance," "outlook," "medium-term," "near-term," "confident," "goals" and other words of similar meaning in connection with a discussion of future operating or financial performance. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, dividends, share repurchases, tax rates, R&D spend, credit ratings, net indebtedness and other measures of financial performance or potential future plans, strategies or transactions, or statements that relate to climate change and our intent to achieve certain ESG targets or goals, including operational impacts and costs associated therewith, and other statements that are not historical facts. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For those statements, Otis claims the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Such risks, uncertainties and other factors include, without limitation:

- the effect of economic conditions in the industries and markets in which Otis and its businesses operate in the U.S. and globally and any changes therein, including financial market conditions, fluctuations in commodity prices and other inflationary pressures, interest rates and foreign currency exchange rates, levels of end market demand in construction, pandemic health issues (including COVID-19 and variants thereof and the ongoing economic recovery therefrom and their effects on, among other things, global supply, demand and distribution), natural disasters (whether as a result of climate change or otherwise) and the financial condition of Otis' customers and suppliers;
- the effect of changes in political conditions in the U.S. and other countries in which Otis and its businesses operate, including the effects of the ongoing conflict between Russia and Ukraine and related sanctions and export controls, on general market conditions, commodity costs, global trade policies, currency exchange rates and stakeholder perception in the near term and beyond;
- challenges in the development, production, delivery, support, performance and realization of the anticipated benefits of advanced technologies and new products and services;
- future levels of indebtedness, capital spending and research and development spending;
- future availability of credit and factors that may affect such availability, credit market conditions and Otis' capital structure;
- the timing and scope of future repurchases of Otis' common stock ("Common Stock"), which may be suspended at any time due to various factors, including market conditions and the level of other investing activities and uses of cash;
- fluctuations in prices and delays and disruption in delivery of materials and services from suppliers, whether as a result of COVID-19, the ongoing conflict between Russia and Ukraine or otherwise;
- cost reduction or containment actions, restructuring costs and related savings and other consequences thereof;
- new business and investment opportunities;
- the outcome of legal proceedings, investigations and other contingencies;
- pension plan assumptions and future contributions;
- the impact of the negotiation of collective bargaining agreements and labor disputes and labor inflation in the markets in which Otis and its businesses operate globally;
- the effect of changes in tax, environmental, regulatory (including among other things import/export) and other laws and regulations in the U.S. and other countries in which Otis and its businesses operate, including as a result of the ongoing conflict between Russia and Ukraine;
- the ability of Otis to retain and hire key personnel;
- the scope, nature, impact or timing of acquisition and divestiture activity, the integration of acquired businesses into existing businesses and realization of synergies and opportunities for growth and innovation and incurrence of related costs;
- the determination by the Internal Revenue Service and other tax authorities that the distribution or certain related transactions in connection with the Separation should be treated as taxable transactions; and

- our obligations and disputes that have or may hereafter arise under the agreements we entered into with RTX and Carrier in connection with the Separation.

These and other factors are more fully discussed in the "Business", "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections and elsewhere in this Form 10-K and may cause actual results to differ materially from those expressed or implied in the forward-looking statements. The forward-looking statements speak only as of the date of this report, or in the case of any document incorporated by reference, the date of that document. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Additional information as to factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements is disclosed from time to time in our other filings with the SEC.

Item 1A. Risk Factors

Our business, financial condition, operating results and cash flows can be impacted by the factors set forth below, any one of which could cause our actual results to vary materially from recent results or from our anticipated future results.

Risks Related to Our Business

We may be affected by global economic, capital market and political conditions in general, and conditions in the construction and infrastructure industries in particular.

Our business, financial condition, operating results and cash flows may be adversely affected by changes in global economic conditions and geopolitical risks (see discussion of risks associated with the ongoing conflict between Russia and Ukraine below), including global credit market conditions, levels of consumer and business confidence, commodity prices, raw material and energy costs, supply chain issues, foreign currency exchange rates, interest rates, labor costs, levels of government spending and deficits, trade policies, tariffs and trade barriers, political conditions, regulatory changes, fluctuations in residential and commercial construction activity, pandemic health issues (see discussion of COVID-19 below), natural disasters, including weather events caused by climate change, actual or anticipated default on sovereign debt and other challenges that could affect the global economy. These economic and political conditions affect businesses such as ours in a number of ways. In particular, a slowdown in building and remodeling activity or decreased public spending on infrastructure projects could adversely affect our financial performance.

Our business may be further impacted by the COVID-19 pandemic.

Since 2020, COVID-19, including variants of the original virus, has continued to spread throughout the world, impacting various geographies at varying levels of severity, and resulting in travel restrictions and shutdowns, occupancy limits or other restrictions of non-essential businesses, including construction and hospitality venues, impacting to various extents our factory operations, new equipment installations and access to units under maintenance. The ultimate impact of the COVID-19 pandemic on our business is uncertain at this time and will depend on future developments, including the severity of evolving variants, availability, efficacy and distribution of various vaccines and treatments for COVID-19, but further restrictions or the rollback of reopening measures due to higher infection rates may further disrupt our operations and the operations of our suppliers, distributors and customers. COVID-19 has adversely affected and could further affect the ability of our customers to pay for our products and services and to obtain financing for significant purchases and operations, which has resulted in, and could further result in, a decrease and/or cancellation of orders for our products and services and/or payment delays or defaults. Similarly, COVID-19 and the uncertain economic recovery from the virus have adversely affected and may further affect our supply base and increase the potential for one or more of our suppliers to experience production constraints, distribution challenges, financial distress or bankruptcy, which could impact our ability to fulfill orders on time or at anticipated cost. Additionally, it is unclear what longer term effects the virus will have on the global economy, including the commercial building industry. Any of these factors could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Our international operations subject us to risk as our results of operations may be adversely affected by changes in local and regional economic conditions, such as fluctuations in exchange rates, risks associated with government policies on international trade and investments, and risks associated with China and other emerging markets.

We conduct our business on a global basis, with approximately 72% of our 2022 net sales derived from international operations. Changes in local and regional economic conditions, including credit conditions and fluctuations in exchange rates, may affect product demand and reported profits in our non-U.S. operations, where transactions are generally denominated in local currencies. In addition, currency fluctuations may affect the prices we pay for the materials used in our products. Though we engage in hedging strategies to manage foreign currency exposures in connection with certain cross-border transactions, our operating margins may be negatively impacted by currency fluctuations that result in higher costs or lower revenues for certain cross-border transactions. Our financial statements are denominated in U.S. Dollars. Accordingly, fluctuations in exchange rates have given and may continue to give rise to gains or losses when financial statements of non-U.S. operating units are translated into U.S. Dollars. Given that the majority of our sales are non-U.S. based, a strengthening of the U.S. Dollar against other major foreign currencies has adversely affected and could in the future adversely affect our results of operations.

Our international sales and operations are subject to risks associated with changes in local government laws, regulations and policies, including those related to investments and limitations on foreign ownership of businesses, taxation, foreign exchange controls, capital controls, employment regulations and the repatriation of earnings. Government policies on international trade and investments such as import quotas, capital controls, punitive taxes or tariffs or similar trade barriers, whether imposed by individual governments or regional trade blocs, can affect demand for our products and services, impact the competitive position of our products or services, or encumber our ability to manufacture or sell products in certain countries. The implementation of more restrictive trade policies, including the imposition of tariffs, or the renegotiation of existing trade agreements with the U.S. or countries where we sell large quantities of products and services, procure materials incorporated into our products, manufacture products or recruit and employ employees, including trade relations between the U.S. and China (as discussed below), could have a material adverse effect on our business, results of operations and financial condition, including our ability to recruit and retain employees or deploy certain employees to the geographies where their skills are best utilized. Our international sales and operations are also sensitive to changes in foreign nations' priorities, including government budgets, as well as to political and economic instability. International transactions may involve increased financial and legal risks due to differing legal systems and customs in foreign countries.

China is currently the largest end market for sales of new equipment in our industry, with our New Equipment sales in China representing approximately 35% of our global New Equipment net sales and over half of our global New Equipment unit volume. Changes to market and economic conditions in China, including credit conditions for our customers, an escalation of trade conflicts between the U.S. and China or changes in the government's COVID-19 policies, may impact our ability to continue New Equipment net sales in China at rates consistent with prior years. Furthermore, as is the case in many countries where we operate, the legal and regulatory regime in China is evolving, and accordingly, we could, in the future, be required to comply with significant requirements unique to China in order to maintain access to Chinese markets.

We expect that sales to emerging markets will continue to account for a significant portion of our sales as those and other developing nations and regions around the world increase their demand for our products and services. A slowdown in urbanization in emerging countries, such as China or India, could adversely affect our financial performance. In addition, as part of our global business model, we operate in certain countries, including Argentina, Brazil, China, India, Indonesia, Malaysia, Mexico, Poland, South Africa, Ukraine, Turkey and certain countries in the Middle East, that carry high levels of currency, political, compliance and economic risk. Our emerging market operations can present many risks, including differences in culturally accepted practices (such as employment and business practices), compliance risks, economic and government instability, currency fluctuations, and the imposition of foreign exchange and capital controls. While these factors and their impact are difficult to predict, any one or more of them could have a material adverse effect on our competitive position, results of operations, cash flows or financial condition.

Risks associated with the ongoing conflict between Russia and Ukraine

The ongoing conflict between Russia and Ukraine has resulted in worldwide geopolitical and macroeconomic uncertainty, and we cannot predict how the conflict will evolve. If the conflict continues for a significant time or expands to other countries, it could have additional adverse effects on macroeconomic conditions, including but not limited to, increased costs, constraints on the availability of commodities, supply chain disruptions and decreased business spending. Furthermore, continuation of the conflict could give rise to disruptions to our or our business partners' global technology infrastructure, including through cyber-attack or cyber-intrusion; adverse changes in international trade policies and relations; regulatory enforcement; our ability to implement and execute our business strategy; terrorist activities; our exposure to foreign currency fluctuations; and constraints, volatility, or disruption in the capital markets, any of which could have a material adverse effect on our business, results of operations, cash flows and financial condition. See Item 7 "Business Overview" in this Form 10-K for more information regarding the recent sale of our business in Russia.

We use a variety of raw materials, supplier-provided parts, components, sub-systems and third-party manufacturing services in our business, and significant shortages, supplier capacity constraints, supplier production disruptions or price increases could increase our operating costs and adversely impact the competitive positions of our products.

Our reliance on suppliers (including third-party manufacturers) and commodity markets to secure the raw materials and components used in our products exposes us to volatility in the prices and availability of these materials. Issues with suppliers, (such as a disruption in deliveries, capacity constraints, production disruptions, quality issues and supplier closings or bankruptcies, including in connection with the ongoing impact of COVID-19 and the unsettled economic recovery), price increases or decreased availability of raw materials or commodities (including in connection with the ongoing conflict between Russia and Ukraine) could have a material adverse effect on our ability to meet our commitments to customers or could increase our operating costs, either of which could have a material adverse effect on our competitive position, results of operations, cash flows or financial condition.

Adverse changes in our relationships with, or the financial condition, performance or purchasing patterns of, key distributors and agents could adversely affect us.

Certain of our businesses sell a significant amount of their products to distributors and agents, particularly in China, that have valuable relationships with customers. Some of these distributors and agents also sell our competitors' products, and if they favor competing products for any reason they may fail to market our products effectively. Adverse changes in our relationships with these distributors and other partners, or adverse developments in their financial condition, performance or purchasing patterns, or compliance practices, could adversely affect our reputation, competitive position, results of operations, cash flows or financial condition.

We design, manufacture, install and service products that incorporate advanced technologies; the introduction of new products and technologies involves risks, and we may not realize the degree or timing of benefits initially anticipated.

We seek to grow our business through the design, development, production, sale and support of innovative products that incorporate advanced technologies. The product and service needs of our customers change and evolve regularly, and we invest substantial amounts in research and development efforts to pursue advancements in technologies, products and services. Our ability to realize the anticipated benefits of our technological advancements, such as the development and execution of advanced digital technologies for the benefit of our New Equipment or Service segment or the development of new products depends on a variety of factors, including meeting development, production, certification and regulatory approval schedules; execution of internal and external performance plans; availability of supplier and internally produced parts and materials; performance of suppliers and subcontractors; hiring and training of qualified personnel; achieving cost and production efficiencies; validation of innovative technologies; and customer interest in new technologies and products and acceptance of products we manufacture or that incorporate technologies we develop.

Our research and development efforts may not result in innovative products or services that incorporate new technologies for our New Equipment and Service segments, or products or services being developed on a timely basis or that meet the needs of our customers as effectively as competitive offerings. In addition, the markets for our products or services, or products that incorporate our technologies, may not develop or grow as we anticipate. We or our customers, suppliers or subcontractors may encounter difficulties in developing and producing new products and services, and may not realize the degree or timing of benefits initially anticipated or may otherwise suffer significant adverse financial consequences. Due to the design complexity of our products, we may experience delays in completing the development and introduction of new products. Any delays could result in increased development costs or divert resources from other projects. If we are unable to successfully develop and timely introduce new products, services and technologies, our competitors may develop competing technologies that gain market acceptance in advance of or instead of our products or services. The possibility also exists that our competitors might develop new technology or offerings that might cause our existing technology and offerings to become obsolete, which could have a material adverse effect on our competitive position, results of operations, cash flows or financial condition.

We operate in a competitive environment and our profitability depends on our ability to accurately estimate the costs and timing of providing our products and services.

Our contracts are typically awarded on a competitive basis. Our quotations and bids are based upon, among other items, the cost to provide the products and services. To generate an acceptable return on our investment on these contracts, we must be able to accurately estimate our costs to provide the services and deliver the products required by the contract and to be able to complete the contracts in a timely manner. If we fail to accurately estimate our costs or the time required to complete a new equipment order, or the extent of required maintenance pursuant to a service contract, the profitability of our contracts may be materially and adversely affected. Some of our contracts provide for liquidated damages if we do not perform in accordance with the contract. As a result of these and other factors, we may not be able to provide products and services at competitive prices while maintaining anticipated levels of profitability, which could have a material adverse effect on our competitive position, results of operations, cash flows or financial condition.

Our debt levels and related debt service obligations could have negative consequences; we may need additional debt or equity financing in the future to meet our capital needs, and such financing may not be available on favorable terms, if at all, due to changes in global capital markets, our financial performance or outlook or our credit ratings and may be dilutive to existing shareholders.

As of December 31, 2022, we had $6.6 billion outstanding long-term debt. Our debt level and related debt service obligations could have negative consequences, including, among others:

- requiring us to dedicate significant cash flow from operations to the payment of principal and interest on our debt, which would reduce funds we have available for other purposes, such as acquisitions and reinvestment in our businesses; and

- reducing our flexibility in planning for or reacting to changes in our business and market conditions.

We may need additional financing for general corporate purposes. For example, we may need funds to increase our investment in research and development activities, to refinance or repay existing debt, or to make a strategic acquisition. We may be unable to obtain additional financing on terms favorable to us, if at all. Volatility in the world financial markets, including as a result of inflation concerns from the unsettled recovery from the COVID-19 pandemic or the ongoing conflict between Russia and Ukraine, could increase borrowing costs or affect our ability to access the capital markets. Our ability to issue debt or enter into other financing arrangements on acceptable terms could be adversely affected if there is a material decline in the demand for our products or services, or in the solvency of our customers, suppliers or distributors or other significantly unfavorable changes in economic conditions.

Otis has an investment grade credit rating from each of Moody's Investor Services, Inc. and Standard & Poor's. There can be no assurance that we will be able to maintain our credit ratings, and any actual or anticipated changes or downgrades in our credit ratings, including any announcement that our ratings are under review for a downgrade or similar announcement, could increase the cost of borrowing under any indebtedness we may incur, reduce market capacity for our commercial paper, require the posting of additional collateral under our derivative contracts, or otherwise have a negative impact on our liquidity, capital position and access to the capital markets.

If we raise additional funds through the issuance of equity securities, our shareholders will experience dilution of their ownership interest. If we raise additional funds by issuing debt, we may be subject to limitations on our operations due to restrictive covenants or rating agencies may downgrade our credit rating.

Quarterly cash dividends and share repurchases may be discontinued, accelerated or modified, are subject to a number of uncertainties and may affect the price of Common Stock.

Quarterly cash dividends are a component of our capital allocation strategy, which we fund with operating free cash flow, borrowings and divestitures. We also have authority to repurchase our shares under a share repurchase program. In general, dividends and share repurchases, if commenced, may be discontinued, accelerated, suspended or delayed at any time without prior notice. Furthermore, the amount of such dividends and repurchases may be changed, and the amount, timing and frequency of such dividends and repurchases may vary from historical practice or from the company's stated expectations. Decisions with respect to dividends and share repurchases are subject to the discretion of our Board of Directors and will be based on a variety of factors. Important factors that could cause us to discontinue, limit, suspend, increase or delay our quarterly cash dividends or share repurchases include market conditions, the market price of Common Stock, the nature and timing of other investment and acquisition opportunities, changes in our business strategy, the terms of our financing arrangements, our outlook as to the ability to obtain financing at attractive rates, the impact on our credit ratings and the availability of domestic cash. The reduction or elimination of our cash dividend or share repurchase program could adversely affect the market price of Common Stock. Although our share repurchase program is intended to enhance long-term shareholder value, changes in laws or regulations related thereto or short-term stock price fluctuations could reduce the program's effectiveness.

See Item 5 in this Form 10-K for more information regarding our share repurchase program.

We engage in acquisitions and divestitures, and may encounter difficulties integrating acquired businesses with, or disposing of businesses from, our current operations; therefore, we may not realize the anticipated benefits of these acquisitions and divestitures.

We seek to grow through strategic acquisitions in addition to internal growth. Our due diligence reviews in connection with our acquisitions may not identify all of the material issues necessary to accurately estimate the cost and potential loss contingencies of a particular transaction, including potential exposure to regulatory sanctions resulting from an acquisition target's previous activities. For example, we may incur unanticipated costs, expenses or other liabilities as a result of an acquisition target's violation of applicable laws, such as anti-corruption, antitrust, anti-collusion, environmental or income tax laws. We also may incur unanticipated costs or expenses, including post-closing asset impairment charges, as well as expenses associated with eliminating duplicate facilities, litigation and other liabilities. We may incur unexpected costs associated with labor law, tax or pension matters or to bring acquired assets up to our operating standards. We may encounter difficulties in integrating acquired businesses with our operations, applying our internal controls to these acquired businesses or in managing strategic investments. Additionally, we may not realize the degree or timing of benefits we anticipate when we first enter into a transaction. Any of the foregoing could adversely affect our business and results of operations. In addition, accounting requirements relating to business combinations, including the requirement to expense certain acquisition costs as incurred, may cause us to incur greater earnings volatility and generally lower earnings during periods in which we acquire new businesses.

We also make strategic divestitures from time to time. Our divestitures may result in continued financial exposure to the divested businesses, such as through guarantees, other financial arrangements, continued supply and services arrangements, and environmental and product liability claims, following the transaction. Under these arrangements, nonperformance by those divested businesses could result in obligations being imposed on us that could have a material adverse effect on our competitive position, cash flows, results of operations or financial condition.

For constraints on mergers and acquisition activity after the completion of the distribution, see "Risk Factors—Risks Related to the Separation" below.

We are party to joint ventures which may not be successful and may expose us to special risks and restrictions.

Our business operations depend on forming joint ventures. In certain regions, we operate our business through joint venture relationships or non-wholly owned subsidiaries, including: Otis Electric Elevator Company Limited and Otis Elevator (China) Investment Limited in China. A significant downturn or deterioration in the business or financial condition of a joint venture partner could affect our results of operations in a particular period. Our joint ventures may experience labor strikes, diminished liquidity or credit unavailability, weak demand for products, delays in the launch of new products or other difficulties in their businesses. Changes in local government laws, regulations and policies, including those related to investments and limitations on foreign ownership of businesses, could adversely impact our ability to participate in and operate our joint ventures, or could result in changes to the ownership structure or allocation of rights in our joint ventures. If we are not successful in maintaining our joint ventures and other strategic partnerships, our financial condition, results of operations and cash flows may be adversely affected.

Joint ventures and non-wholly owned subsidiaries inherently involve special risks. Whether or not we hold a majority interest or maintain operational control in such arrangements, our partners or other shareholders may (1) have economic or business interests or goals that are inconsistent with or contrary to ours, (2) exercise veto or other rights, to the extent available, to block actions that we believe to be in our or the joint venture's or non-wholly owned subsidiary's best interests, (3) take action contrary to our policies or objectives with respect to our investments, business or compliance practices or (4) be unable or unwilling (including as a result of financial or other difficulties) to fulfill their obligations, such as contributing capital to expansion or maintenance projects, under the joint venture or other agreement. There can be no assurance that any particular joint venture or non-wholly owned subsidiary will be beneficial to us.

We are subject to litigation, product safety and other legal and compliance risks.

We are subject to a variety of litigation, legal and compliance risks. These risks relate to, among other things, product safety, personal injuries, intellectual property rights, contract-related claims, taxes, environmental matters, competition laws and laws governing improper business practices. We could be charged with wrongdoing in connection with such matters. If convicted or found liable, we could be subject to significant fines, penalties, repayments and other damages (in certain cases, treble damages).

As a global business, we are subject to complex laws and regulations in the U.S. and other countries in which we operate. Those laws and regulations may be interpreted in different ways. They may also change from time to time, as may related interpretations and other guidance. Changes in laws or regulations could result in higher expenses or changes to business operations that could impact our ability to sell our products and services or sell them at expected profit levels. Uncertainty relating to those laws or regulations may also affect how we operate, structure our investments and enforce our rights.

Product and general liability claims (including claims related to the safety, reliability or maintenance of our products) and accident risks during the production, installation, maintenance and use of our products can result in significant costs, including settlements, punitive damages and other risks such as damage to our reputation, negative publicity and management distraction, which could reduce demand for our products and services.

In addition, we are subject to the U.S. Foreign Corrupt Practices Act (the "FCPA") and other anti-corruption laws that generally prohibit companies and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business. The FCPA applies to companies, individual directors, officers, employees and agents. Under certain anti-corruption laws, companies also may be held liable for the actions of partners or representatives. Certain of our customer relationships are with governmental entities and are, therefore, subject to the FCPA and other anti-corruption laws. Despite meaningful measures that we undertake to seek to ensure lawful conduct, which include training and internal controls, we may not always be able to prevent our employees, partners, joint ventures, agents or distributors from violating the FCPA or other anti-corruption laws. As a result, we could be subject to criminal and civil penalties, disgorgement, changes or enhancements to our compliance measures that could increase our costs, decrease our access to certain sales channels, personnel changes or other remedial actions. Prior to the Separation, UTC, including Otis, was subject to a formal investigation by the SEC related to alleged violations of anti-corruption laws, which resulted in a Settlement Order in which our former parent UTC paid a civil penalty related to certain activities in our business in Russia, China and Kuwait, as well as activities in another UTC business.

Moreover, we are subject to antitrust and anti-collusion laws, including mandatory supply laws and bidding regulations, in various jurisdictions throughout the world. Changes in these laws or their interpretation, administration and/or enforcement may occur over time, and any such changes may limit our future acquisitions or operations, or result in changes to our strategies, sales and distribution structures or other business practices. We are subject to ongoing claims related to alleged violations of anti-collusion laws in certain European countries, where we are subject to claims for overcharges on elevators and escalators related to civil cartel cases. Though we have implemented policies, controls and other measures to prevent collusion or anti-competitive behavior, our controls may not always be effective in preventing our employees, partners, joint ventures, agents or distributors from violating antitrust or anti-collusion laws.

Violations of the FCPA, antitrust or other anti-corruption or anti-collusion laws, or allegations of such violations, could disrupt our operations, cause reputational harm, involve significant management distraction and result in a material adverse effect on our competitive position, results of operations, cash flows or financial condition.

We also must comply with various laws and regulations relating to the export of products, services and technology from the U.S. and other countries having jurisdiction over our operations. In the U.S., these laws include, among others, the Export Administration Regulations administered by the Department of Commerce and embargoes and sanctions regulations administered by the Department of the Treasury. In addition, U.S. foreign policy may restrict or prohibit business dealings with certain individuals, entities or countries; changes in these prohibitions can happen suddenly and could result in a material adverse effect on our operations.

For a description of current material legal proceedings, see "Note 22: Contingent Liabilities" in Item 8 of this Form 10-K.

We are impacted by increasing stakeholder interest in public company performance, disclosure, and goal-setting with respect to ESG matters.

We have increased reporting of our ESG programs and performance, as required by applicable law and voluntarily, and have established and announced goals and other objectives related to ESG matters. These goal statements reflect our current plans and aspirations and are not guarantees that we will be able to achieve them. Our ability to achieve any goal or objective, including with respect to ESG initiatives, is subject to numerous risks, many of which are outside of our control. Examples of such risks include: (1) the availability and cost of low- or non-carbon-based energy sources and technologies, (2) evolving regulatory requirements affecting ESG standards or disclosures, (3) the availability of suppliers that can meet our sustainability, diversity and other standards, and (4) our ability to recruit, develop, and retain diverse talent in our labor markets. In addition, standards for tracking and reporting on ESG matters have not been harmonized and continue to evolve. Our processes and controls for reporting of ESG matters may not always comply with evolving and disparate standards for identifying, measuring, and reporting ESG metrics globally, our interpretation of reporting standards may differ from those of others, and such standards may change over time, any of which could result in significant revisions to our performance metrics, goals or reported progress in achieving such goals and increased compliance costs and risks.

If our ESG practices do not meet evolving investor or other stakeholder expectations and standards, then our reputation, our ability to attract or retain employees, and our attractiveness as an investment, supplier, or business partner, could be negatively impacted. In addition, our failure or perceived failure to pursue or fulfill our goals, targets, and objectives within the timelines we announce, or at all, could have similar negative impacts.

Our defined benefit pension plans are subject to financial market risk that could adversely affect our results.

The performance of the financial markets and interest rates can impact our defined benefit pension plan expenses and funding obligations. Significant decreases in the discount rate or investment losses on plan assets may increase our funding obligations and adversely impact our financial results. See "Note 13: Employee Benefit Plans" in Item 8 of this Form 10-K for further discussion on pension plans and related obligations and contingencies.

Information security, data privacy and identity protection may require significant resources and present certain risks to our business, reputation and financial condition.

We collect, store, have access to and otherwise process certain confidential or sensitive data that may be subject to data privacy and cybersecurity laws, regulations or customer-imposed controls, including proprietary business information, personal data and other information. We also develop products that may in certain cases collect, store, have access to, and otherwise process certain personally identifiable or confidential data of our customers who purchase and use such products either separately or as a part of another product or system or by way of access to our websites or social media accounts. Although we seek to protect such data and design our products to enable our customers to use them while complying with applicable data privacy and cybersecurity laws and/or customer-imposed controls, we have experienced cyber-attacks, which have not to our knowledge had a material adverse impact on the Company to date. Our internal systems and products may be vulnerable to further cyber-attacks, security breaches, theft, programming errors or employee errors, which could lead to the compromise of confidential and sensitive data, unauthorized access, use, disclosure, modification or destruction of information, improper use of our systems, software solutions or networks, defective products, production downtimes and/or operational disruptions in violation of applicable law and/or contractual obligations. A significant actual or perceived risk of theft, loss, fraudulent use or misuse of customer, employee or other data, whether by us, our suppliers, distributors, customers or other third parties, as a result of employee error or malfeasance, or as a result of the compromise of software, security and other products we incorporate into our products, as well as non-compliance with applicable industry standards or our contractual or other legal obligations or privacy and information security policies regarding such data, could result in costs, fines, litigation or regulatory actions, or could lead customers to select products and services of our competitors. In addition, any such event could harm our reputation, cause unfavorable publicity or otherwise adversely affect certain potential customers' perception of the security and reliability of our services as well as our credibility and reputation, which could result in lost sales. In addition, because of the global nature of our business, both our internal systems and products must comply with the applicable laws, regulations and standards in a number of jurisdictions, which continue to evolve, and in certain cases, include provisions that are unclear. Government enforcement actions, including due to geopolitical concerns, and violations of data privacy and cybersecurity laws could be costly or interrupt our business operations. Any of the foregoing factors could result in reputational damage or civil or governmental proceedings, which could result in a material adverse effect on our competitive position, results of operations, cash flows or financial condition.

Our business and financial performance depend on continued substantial investment in information technology infrastructure, which may not yield anticipated benefits, and may be adversely affected by cyber-attacks on information technology infrastructure and products and other business disruptions.

The efficient operation of our business requires continued substantial investment in technology infrastructure systems, including partial shifting from virtual private networks to cloud-based networks, and we must attract and retain qualified people to operate these systems, expand and improve them, integrate new systems effectively and efficiently convert to new systems when required. An inability to fund, acquire and implement these systems might impact our ability to respond effectively to changing customer expectations, manage our business, scale our solutions effectively or impact our customer service levels, which could put us at a competitive disadvantage and negatively impact our financial results. Repeated or prolonged interruptions of service due to problems with our systems or third-party technologies, whether or not in our control, could have a significant negative impact on our reputation and our ability to sell products and services. Furthermore, we are highly dependent upon a variety of internal computer and telecommunication systems to operate our business. Failure to design, develop and implement new technology infrastructure systems in an effective and timely manner, or to adequately invest in and maintain these systems, could result in the diversion of management's attention and resources and could materially adversely affect our operating results, competitive position and ability to efficiently manage our business. Our existing information systems may become obsolete, requiring us to transition our systems to a new platform. Such a transition would be time consuming, costly and damaging to our competitive position, and could require additional management resources. Failure to implement and deploy new systems or replacement systems on the schedules anticipated, could materially adversely affect our operating results.

In addition, our business may be impacted by disruptions to our own or third-party information technology ("IT") infrastructure, which could result from (among other causes) cyber-attacks on or failures of such infrastructure or compromises to its physical security, as well as from damaging weather or other acts of nature. Cyber-based risks, in particular, are evolving and include attacks on our IT infrastructure, as well as attacks targeting the security, integrity and/or availability of the hardware, software and information installed, stored or transmitted in our products, including after the purchase of those products and when they are installed into third-party products, facilities or infrastructure. Such attacks could disrupt our business operations, our systems or those of third parties, and could impact the ability of our products to work as intended. We and some of our third-party suppliers have experienced cyber-based attacks, and, due to the evolving threat landscape, may continue to experience them going forward, potentially with more frequency. We continue to make investments and adopt measures designed to enhance our protection, detection, response, and recovery capabilities, and to mitigate potential risks to our technology, products, services and operations from potential cyber-attacks. However, given the unpredictability, nature and scope of cyber-attacks, it is possible that potential vulnerabilities could go undetected for an extended period. As a result of a cyber-attack, we could potentially be subject to production downtimes, operational delays or other detrimental impacts on our operations or ability to provide products and services to our customers; destruction or corruption of data; security breaches; manipulation or improper use of our or third-party systems, networks or products; financial losses from remedial actions, loss of business, potential liability, penalties, fines and/or damage to our reputation, any of which could have a material adverse effect on our competitive position, results of operations, cash flows or financial condition. Due to the evolving nature of such risks, the impact of any potential incident cannot be predicted. Any disruption to our business due to such issues, or an increase in our costs to cover these issues that is greater than what we have anticipated, could have an adverse effect on our competitive position, results of operations, cash flows or financial condition.

There can be no assurance that our systems will not fail or experience disruptions, and any significant failure or disruption of these systems could prevent us from making sales, ordering supplies, delivering products, providing functional products and otherwise conducting our business.

We depend on our intellectual property, and have access to certain intellectual property and information of our customers, suppliers and distributors; infringement or failure to protect our intellectual property could adversely affect our future growth and success.

We rely on a combination of patents, trademarks, copyrights, trade secrets, nondisclosure agreements, customer and supplier agreements, license agreements, non-compete agreements, information technology security systems, internal controls and compliance systems and other measures to protect our intellectual property. We also rely on nondisclosure agreements, information technology security systems and other measures to protect certain customer and supplier information and intellectual property that we have in our possession or to which we have access. Our efforts to protect such intellectual property and proprietary rights may not be sufficient. We cannot be sure that our pending patent applications will result in the issuance of patents to us, that patents issued to or licensed by us in the past or in the future will not be challenged or circumvented by competitors or that these patents will be found to be valid or sufficiently broad to preclude our competitors from introducing technologies similar to those covered by our patents and patent applications. Our ability to protect and enforce our intellectual property rights also may be limited. In addition, we may be the target of competitor or other third-party patent enforcement actions seeking substantial monetary damages or seeking to prevent the sale and marketing of certain of our products or services. Our competitive position also may be adversely impacted by limitations on our ability to obtain possession of, and ownership or necessary licenses concerning, data important to the development or provision of our products or service offerings, or by limitations on our ability to restrict the use by others of data related to our products or services. Any of these events or factors could subject us to judgments, penalties and significant litigation costs or temporarily or permanently disrupt our sales and marketing of the affected products or services and could have a material adverse effect on our competitive position, results of operations, cash flows or financial condition.

Operating outside the United States also exposes us to additional intellectual property risk. The laws and enforcement practices of certain jurisdictions in which we operate may not protect our intellectual property rights to the same extent as in the United States and may impose joint venture, technology transfer, local service or other foreign investment requirements, and restrictions that potentially compromise control over our technology and proprietary information. Failure of foreign jurisdictions to protect our intellectual property rights, an inability to effectively enforce such rights in foreign jurisdictions, or the imposition of foreign jurisdiction investment or sourcing restrictions or requirements could result in loss of valuable proprietary information and could impact our competitive position and financial results.

Additional tax expense or additional tax exposures could affect our future profitability.

We are subject to income taxes in the United States and various international jurisdictions. Changes to tax laws and regulations, as well as changes and conflicts in related interpretations or other tax guidance could materially impact our tax receivables and liabilities and our deferred tax assets and deferred tax liabilities. Additionally, in the ordinary course of business, we are subject to examinations by various tax authorities. In addition, governmental authorities in various jurisdictions could launch new examinations and expand existing examinations. The global and diverse nature of our operations means that these risks will continue and additional examinations, proceedings and contingencies will arise from time to time. Our competitive position, cash flows, results of operation or financial condition may be affected by the outcome of examinations, proceedings and contingencies that cannot be predicted with certainty.

See "Business Overview" and "Results of Operations – Income Taxes" in Item 7 and "Note 2: Significant Accounting Policies" and "Note 16: Income Taxes" in Item 8 in this Form 10-K, for further discussion on income taxes and related contingencies.

We may not realize expected benefits from our cost reduction and restructuring efforts, and our profitability may be hurt or our business otherwise might be adversely affected.

In order to operate more efficiently and cost effectively, we may adjust employment, optimize our footprint or undertake other restructuring activities. These activities are complex and may involve or require significant changes to our operations. If we do not successfully manage restructuring activities, expected efficiencies and benefits might be delayed or not realized, and our operations and business could be disrupted. Risks associated with these actions and other workforce management issues include unfavorable political responses, unforeseen delays in the implementation of anticipated workforce reductions, additional unexpected costs, adverse effects on employee morale, the failure to meet operational targets due to the loss of employees or work stoppages, any of which may impair our ability to achieve anticipated cost reductions, otherwise harm our business or have a material adverse effect on our competitive position, results of operations, cash flows or financial condition.


Risks Related to Our Common Stock


Anti-takeover provisions could enable our Board of Directors to resist a takeover attempt by a third party and limit the power of our shareholders.

Otis' amended and restated certificate of incorporation and amended and restated bylaws contain, and Delaware law contains, provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive to the bidder and to encourage prospective acquirers to negotiate with Otis' Board of Directors rather than to attempt a hostile takeover. These provisions include, among others, (1) the ability of our remaining directors to fill vacancies on Otis' Board of Directors (except in an instance where a director is removed by shareholders and the resulting vacancy is filled by shareholders); (2) limitations on shareholders' ability to call a special shareholder meeting; (3) rules regarding how shareholders may present proposals or nominate directors for election at shareholder meetings; and (4) the right of Otis' Board of Directors to issue preferred stock without shareholder approval.

In addition, we are subject to Section 203 of the Delaware General Corporation Law (the "DGCL"), which could have the effect of delaying or preventing a change of control that you may favor. Section 203 provides that, subject to limited exceptions, persons that acquire, or are affiliated with persons that acquire, more than 15% of the outstanding voting stock of a Delaware corporation may not engage in a business combination with that corporation, including by merger, consolidation or acquisitions of additional shares, for a three-year period following the date on which that person or any of its affiliates becomes the holder of more than 15% of the corporation's outstanding voting stock.

We believe these provisions protect our shareholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with Otis' Board of Directors and by providing Otis' Board of Directors with more time to assess any acquisition proposal. These provisions are not intended to make Otis immune from takeovers; however, these provisions apply even if the offer may be considered beneficial by some shareholders and could delay or prevent an acquisition that Otis' Board of Directors determines is not in the best interests of Otis and our shareholders. These provisions may also prevent or discourage attempts to remove and replace incumbent directors.

Our amended and restated bylaws designate the state courts within the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our shareholders, which could discourage lawsuits against Otis and our directors and officers.

Otis' amended and restated bylaws provide that unless Otis' Board of Directors otherwise determines, the state courts within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of Otis, any action asserting a claim for or based on a breach of a fiduciary duty owed by any current or former director or officer or other employee of Otis to Otis or its shareholders, including a claim alleging the aiding and abetting of such a breach of fiduciary duty, any action asserting a claim against Otis or any current or former director or officer or other employee of Otis arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or amended and restated bylaws, any action asserting a claim relating to or involving Otis governed by the internal affairs doctrine, or any action asserting an "internal corporate claim" as that term is defined in Section 115 of the DGCL.

To the fullest extent permitted by law, this exclusive forum provision applies to state and federal law claims, including claims under the federal securities laws, including the Securities Exchange Act of 1934, as amended (the "Exchange Act"), although Otis shareholders will not be deemed to have waived Otis' compliance with the federal securities laws and the rules and regulations thereunder. The enforceability of similar exclusive forum provisions in other companies' organizational documents has been challenged in legal proceedings, and it is possible that, in connection with claims subject to exclusive federal jurisdiction, a court could find the exclusive forum provision contained in the amended and restated bylaws to be inapplicable or unenforceable.

This exclusive forum provision may limit the ability of our shareholders to bring a claim in a judicial forum that such shareholders find favorable for disputes with Otis or our directors or officers, which may discourage such lawsuits against Otis and our directors and officers. Alternatively, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings described above, we may incur additional costs associated with resolving such matters in other jurisdictions, which could negatively affect our business, results of operations and financial condition.

Risks Related to the Separation

In connection with the Separation, each of RTX, Otis and Carrier agreed to indemnify the other parties for certain liabilities. If we are required to pay under these indemnities to RTX and/or Carrier, our financial results could be negatively impacted. Also, the RTX or Carrier indemnities may not be sufficient to hold us harmless from the full amount of liabilities for which RTX and Carrier are allocated responsibility, and RTX and/or Carrier may not be able to satisfy their respective indemnification obligations in the future.

Pursuant to the Separation Agreement, the TMA and the EMA, each party agreed to indemnify the other parties for certain liabilities. Indemnities that we may be required to provide RTX and/or Carrier are not subject to any cap, may be significant and could negatively impact our business. Third parties could also seek to hold us responsible for any of the liabilities that RTX and/or Carrier has agreed to retain. The indemnities from RTX and Carrier for our benefit may not be sufficient to protect us against the full amount of such liabilities, and RTX and/or Carrier may not be able to fully satisfy their respective indemnification obligations. Any amounts we are required to pay pursuant to such indemnification obligations and other liabilities could require us to divert cash that would otherwise have been used in furtherance of our operating business. Moreover, even if we ultimately succeed in recovering from RTX or Carrier, as applicable, we may be temporarily required to bear these losses ourselves. Each of these risks could negatively affect our business, results of operations and financial condition.

As a result of the Separation, certain members of management, directors and shareholders may own stock in RTX, Otis and Carrier, and as a result may face actual or potential conflicts of interest.

Management and directors of each of RTX, Otis and Carrier may own common stock in all three companies as a result of the Separation. This ownership overlap could create, or appear to create, potential conflicts of interest when the management and directors of one company face decisions that could have different implications for themselves and the other two companies. For example, potential conflicts of interest could arise in connection with the resolution of any dispute regarding the terms of the agreements governing the separation and Otis' relationship with RTX and Carrier thereafter.

If the Separation, together with certain related transactions, were to fail to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes, including as a result of subsequent acquisitions of our stock or the stock of RTX, we, as well as RTX, Carrier, and RTX's shareholders, could be subject to significant tax liabilities. In addition, if certain internal restructuring transactions were to fail to qualify as transactions that are generally tax-free for U.S. federal or non-U.S. income tax purposes, we, as well as RTX and Carrier could be subject to significant tax liabilities. In certain circumstances, we could be required to indemnify RTX for material taxes and other related amounts pursuant to indemnification obligations under the TMA.

In connection with the Separation, our former parent UTC received a ruling from the IRS regarding certain U.S. federal income tax matters relating to the Separation and an opinion of outside counsel regarding the qualification of certain elements of the Separation under Section 355 of the Code. The IRS ruling and the opinion of counsel were based upon and rely on, among other things, various facts and assumptions, as well as certain representations, statements and undertakings of UTC (and RTX), Otis and Carrier, including those relating to the past and future conduct of UTC (and RTX), Otis and Carrier. Notwithstanding receipt of the IRS ruling and the opinion of counsel, the IRS could determine that the Separation and/or certain related transactions should be treated as taxable transactions for U.S. federal income tax purposes if it determines that any of the representations, assumptions or undertakings upon which the IRS ruling or the opinion of counsel was based were inaccurate or have not been complied with. In addition, the IRS ruling does not address all of the issues that are relevant to determining whether the Separation, together with certain related transactions, qualifies as a transaction that is generally tax-free for U.S. federal income tax purposes. The opinion of counsel represents the judgment of such counsel and is not binding on the IRS or any court, and the IRS or a court may disagree with the conclusions in the opinion of counsel. Accordingly, notwithstanding receipt by UTC of the IRS ruling and the opinion of counsel, there can be no assurance that the IRS will not assert that the Separation and/or certain related transactions did not qualify for tax-free treatment for U.S. federal income tax purposes or that a court would not sustain such a challenge.

If the distribution of Common Stock pursuant to the Separation were to fail to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code, in general, for U.S. federal income tax purposes, RTX would recognize a taxable gain as if it had sold the Common Stock in a taxable sale for its fair market value, and RTX shareholders who received Common Stock in the distribution would be subject to tax as if they had received a taxable distribution equal to the fair market value of such shares. Even if the distribution of Common Stock pursuant to the Separation were to otherwise qualify as a tax-free transaction under Sections 355 and 368(a)(1)(D) of the Code, it may result in a taxable gain to RTX (but not its shareholders) under Section 355(e) of the Code if the Separation were deemed to be part of a plan (or series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, shares representing a 50% or greater interest (by vote or value) in RTX or Otis. For this purpose, any acquisitions of RTX or Otis shares within the period beginning two years before the distribution of Common Stock pursuant to the Separation and ending two years after such distribution are presumed to be part of such a plan, although RTX or Otis may be able to rebut that presumption (including by qualifying for one or more safe harbors under applicable Treasury Regulations).

In addition, in connection with and prior to the Separation, UTC and its subsidiaries completed various internal reorganization transactions. With respect to certain transactions undertaken as part of the internal reorganization, UTC obtained tax rulings in certain non-U.S. jurisdictions and/or opinions of external tax advisors, in each case, regarding the tax treatment of such transactions. Such tax rulings and opinions were based upon and relied on, among other things, various facts and assumptions, as well as certain representations (including with respect to certain valuation matters relating to the internal reorganization), statements and undertakings of UTC (and RTX), Otis, Carrier or their respective subsidiaries. If any of these representations or statements were, or become, inaccurate or incomplete, or if RTX, Otis, Carrier or any of their respective subsidiaries do not fulfill or otherwise comply with any such undertakings or covenants, such tax rulings and/or opinions may be invalid or the conclusions reached therein could be jeopardized. Further, notwithstanding receipt of any such tax rulings and/or opinions, there can be no assurance that the relevant taxing authorities will not assert that the tax treatment of the relevant transactions differs from the conclusions reached in the relevant tax rulings and/or opinions. In the event the relevant taxing authorities prevail with any challenge in respect of any relevant transaction, we, as well as RTX and Carrier could be subject to significant tax liabilities.

Under the TMA, Otis generally is required to indemnify RTX and Carrier for any taxes resulting from the Separation and certain related transactions (and any related costs and other damages) to the extent such amounts resulted from (1) an acquisition of all or a portion of the equity securities or assets of Otis, whether by merger or otherwise (and regardless of whether we participated in or otherwise facilitated the acquisition), (2) other actions or failures to act by Otis or (3) certain of Otis' representations, covenants or undertakings contained in any of the Separation-related agreements and documents or in any documents relating to the IRS ruling and/or the opinion of counsel being incorrect or violated. Further, under the TMA, we generally are required to indemnify RTX and Carrier for a specified portion of any taxes (and any related costs and other damages) (a) arising as a result of the failure of the Separation and certain related transactions to qualify as a transaction that is generally tax-free (including as a result of Section 355(e) of the Code) or a failure of any internal separation transaction that is intended to qualify as a transaction that is generally tax-free to so qualify, in each case, to the extent such amounts do not result from a disqualifying action by, or acquisition of equity securities of, Otis, Carrier or RTX or (b) arising from an adjustment, pursuant to an audit or other tax proceeding, with respect to any transaction undertaken in connection with the Separation that is not intended to qualify as a transaction that is generally tax-free. Any such indemnity obligations could be material.

Potential liabilities may arise due to fraudulent transfer considerations, which would adversely affect our financial condition and results of operations.

In connection with the Separation, our former parent UTC undertook several corporate reorganization transactions involving its subsidiaries, which, including the Separation of Otis, may be subject to various fraudulent conveyance and transfer laws. If, under these laws, a court were to determine that, at the time of the Separation, any entity involved in these reorganization transactions or the Separation: (1) was insolvent, was rendered insolvent by reason of the separation, or had remaining assets constituting unreasonably small capital, and (2) received less than fair consideration in connection with the reorganization; or intended to incur, or believed it would incur, debts beyond its ability to pay these debts as they matured, then the court could void the Separation, in whole or in part, as a fraudulent conveyance or transfer. The court could then require our shareholders to return to RTX some or all of the shares of the Common Stock issued in the distribution, or require RTX or Otis, as the case may be, to fund liabilities of the other company for the benefit of creditors. The measure of insolvency would vary depending upon the jurisdiction and the applicable law. Generally, however, an entity would be considered insolvent if the fair value of its assets was less than the amount of its liabilities (including the probable amount of contingent liabilities), or if it incurred debt beyond its ability to repay the debt as it matures. No assurance can be given as to what standard a court would apply to determine insolvency or that a court would determine that Otis or any of its subsidiaries were solvent at the time of or after giving effect to the distribution.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

We have a direct physical presence in approximately 80 countries with an overall property portfolio comprising approximately 15 million square feet of space. We have approximately 2,300 facilities, of which approximately 46%, 41% and 13% of which are located in EMEA, Asia and the Americas, respectively. We operate over 1,400 branches and offices, 11 R&D centers and 17 manufacturing facilities globally. Our principal manufacturing facilities are located across Brazil, China, Japan, France, India, Korea, Spain, and the United States, of which 10 are owned. Our principal R&D centers are located in China, the United States, India, France, Germany, Japan and Spain. Our branches and R&D centers typically support both our New Equipment and Service segments.

Our fixed assets as of December 31, 2022 include manufacturing facilities and non-manufacturing facilities, such as warehouses, and a substantial quantity of machinery and equipment, most of which are general purpose machinery and equipment using special jigs, tools and fixtures and in many instances having automatic control features and special adaptations. The facilities, warehouses, machinery and equipment in use as of December 31, 2022 are substantially in good operating condition.

Item 3. Legal Proceedings

For a discussion regarding material legal proceedings, see "Note 22, Contingent Liabilities" to the Consolidated Financial Statements within Item 8 of this Form 10-K.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our Common Stock is listed on the New York Stock Exchange under the symbol "OTIS". There were approximately 21,100 registered shareholders as of January 20, 2023. The information required by Item 5 with respect to securities authorized for issuance under equity compensation plans is incorporated by reference to Part III, Item 12 in this Form 10-K.

Stock Performance Graph

The following table and graph illustrate the total return from April 3, 2020 (date of Separation) through December 31, 2022, for (1) our Common Stock, (2) the Standard and Poor's (the "S&P") 500 Index, and (3) the S&P 500 Industrials Sector Index. The graph and table assume that $100.00 was invested on April 3, 2020 in each of our Common Stock, the S&P 500 Index and the S&P 500 Industrials Sector Index, and that any dividends were reinvested. The comparison reflected in the graph and the table are not intended to forecast the future performance of our Common Stock and may not be indicative of our future performance.

Comparison of Cumulative Total Return — Table

	April 3, 2020	December 31, 2020	December 31, 2021	December 31, 2022
Otis	$ 100	$ 144	$ 188	$ 172
S&P 500 Index	100	153	197	161
S&P 500 Industrials Sector Index	100	160	193	183

Comparison of Cumulative Total Return — Graph



Issuer Purchases of Equity Securities

The following table provides information about our purchases during the quarter ended December 31, 2022 of equity securities that are registered by us pursuant to Section 12 of the Exchange Act.

2022	Total Number of Shares Purchased (thousands)	Average Price Paid per Share [1]	Total Number of Shares Purchased as Part of a Publicly Announced Program (thousands)	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Program (dollars in millions)
October 1 — October 31	—	$ —	—	$ 500
November 1 — November 30	2,006	74.79	2,006	$ 350
December 1 — December 31	—	—	—	$ 2,000
Total	2,006	$ 74.79	2,006	

[1] Average price paid per share includes costs associated with the repurchases.

On December 1, 2022, our Board of Directors revoked any remaining share repurchase authority under the prior share repurchase program and approved a new share repurchase program for up to $2.0 billion of Common Stock. As of December 31, 2022, the maximum dollar value of shares that may yet be purchased under this current program was $2.0 billion. Under this program, shares may be purchased on the open market, in privately negotiated transactions, under accelerated share repurchase programs or under plans complying with rules 10b5-1 and 10b-18 under the Exchange Act.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations


BUSINESS OVERVIEW


We are the world's leading elevator and escalator manufacturing, installation and service company. Our Company is organized into two segments, New Equipment and Service. Through our New Equipment segment, we design, manufacture, sell and install a wide range of passenger and freight elevators, as well as escalators and moving walkways for residential and commercial buildings and infrastructure projects. Our New Equipment customers include real-estate and building developers and general contractors who develop and/or design buildings for residential, commercial, retail or mixed-use activity. We sell our New Equipment directly to customers, as well as through agents and distributors.

Through our Service segment, we perform maintenance and repair services for both our own products and those of other manufacturers and provide modernization services to upgrade elevators and escalators. Maintenance services include inspections to ensure code compliance, preventive maintenance offerings and other customized maintenance offerings tailored to meet customer needs, as well as repair services to address equipment and component wear and tear and breakdowns. Modernization services enhance equipment operation and improve building functionality. Modernization offerings can range from relatively simple upgrades of interior finishes and aesthetics to complex upgrades of larger components and sub-systems. Our typical Service customers include building owners, facility managers, housing associations and government agencies that operate buildings where elevators and escalators are installed.

We function under a centralized operating model whereby we pursue a global strategy set around New Equipment and Service, in large measure, because we seek to grow our maintenance portfolio, in part, through the conversion of new elevator and escalator installations into service contracts. Accordingly, we benefit from an integrated global strategy, which sets priorities and establishes accountability across the full product lifecycle.

For additional discussion of our business, refer to Item 1 in this Form 10-K.

Sale of Russia business and risks associated with ongoing conflict between Russia and Ukraine

The ongoing conflict between Russia and Ukraine has resulted in worldwide geopolitical and macroeconomic uncertainty, including volatile commodity markets, foreign exchange fluctuations, supply chain disruptions, increased risk of cyber incidents, reputational risk, increased operating costs (including fuel and other input costs), environmental, health and safety risks related to securing and maintaining facilities, additional sanctions and other regulations (including restrictions on the transfer of funds to and from Russia).

To the extent possible, we continue to operate our business in Ukraine, which represented less than 1% of our 2022, 2021 and 2020 revenue and operating profit.

As previously disclosed, we stopped taking new equipment orders in Russia and making new investments in the country in March 2022, while reassessing our operations in the country, which represented approximately 1% and 2% of both our revenue and operating profit in 2022 and 2021, respectively. The operations were comprised mostly of New Equipment. In June 2022, we entered into an agreement to sell our business in Russia to a third party, resulting in classification of the business' assets and liabilities as held for sale as of June 30, 2022 and recording an impairment loss of $18 million. On July 27, 2022, we completed the sale of our business in Russia to the third party. We recorded losses from the sale and conflict-related charges totaling $28 million (including the impairment loss of $18 million), primarily in Other income (expense), net in the Consolidated Statements of Operations in 2022. See Note 9, "Business Acquisitions, Dispositions, Goodwill and Intangible Assets" for further details.

Consistent with our risk management process, the Otis Board of Directors and its Audit Committee received numerous updates on the ongoing conflict between Russia and Ukraine and have reviewed, and continue to review, with management the financial, operational, compliance, reputational and cyber risks associated therewith and related mitigation actions. The Otis Board of Directors oversaw the process of selling our business in Russia, including reviewing the terms and conditions thereof, and the Audit Committee approved the sale. The Otis Board of Directors continued to receive updates on the sale process until the completion of the sale.

See Item 1A in this Form 10-K for risks associated with ongoing conflict between Russia and Ukraine.

Zardoya Otis Tender Offer

As previously disclosed, the Company announced the Tender Offer to acquire all issued and outstanding shares of Zardoya Otis not owned by Otis, at an offer price of €7.07 per share in cash, after adjusting for dividends. The results of the Tender Offer were announced on April 7, 2022, with tenders of 45.49% of the shares outstanding accepted. The shares tendered to the Company were settled in cash on April 12, 2022 for approximately €1.5 billion from the Company's restricted cash held in escrow, resulting in the Company owning 95.51% of Zardoya Otis. The acquisition and settlement of the remaining issued and outstanding shares not owned by the Company for approximately €150 million (based on the adjusted tender price of €7.07 per share) and the automatic delisting of Zardoya Otis shares both occurred during the second quarter of 2022. Zardoya Otis was renamed Otis Mobility upon completion of the Tender Offer and delisting.

See Note 1, "Business Overview" and Note 10, "Borrowings and Lines of Credit" to the Consolidated Financial Statements in Item 8 in this Form 10-K for further details regarding this transaction and financing arrangements entered into in connection with the Tender Offer.

Environmental, Social and Governance ("ESG")

There have been no, and we do not expect there to be in the near term, material impacts on our business, financial condition or results of operations as a result of compliance with legislation or regulatory rules regarding climate change, from the known physical effects of climate change or as a result of implementing our ESG initiatives. Increased regulation (including pending SEC and European Union requirements) and other climate change concerns, however, could subject us to additional costs and restrictions, and we are not able to predict how such regulations or concerns would affect our business, operations or financial results. For a discussion of risks associated with ESG matters, see Item 1A in this Form 10-K.

For a discussion of Otis' ESG goals, see the discussion under "Environmental, Social and Governance ("ESG")" in Item 1 in this Form 10-K.

Impact of COVID-19 on Our Company

The COVID-19 pandemic has impacted, and continues to impact, aspects of the Company's operations and overall financial performance. COVID-19 related trends impacting our business, customers and suppliers have had, and could continue to have, an impact on our business, including impacts to overall financial performance in 2023, as a result of the following, among other things:

• Supplier and raw material capacity constraints, delays and related costs;
• Customer demand impacting our new equipment, maintenance and repair, and modernization businesses;
• Customer liquidity constraints and related credit reserves; and
• Cancellations or delays of customer orders.

We currently do not expect any significant impact to our capital and financial resources from the COVID-19 pandemic, including our overall liquidity position based on our available cash and cash equivalents and our access to credit facilities and the capital markets.

See the "Liquidity and Financial Condition" section of this item of this Form 10-K for further detail and Item 1A in this Form 10-K for additional risks related to COVID-19.

Separation from United Technologies Corporation

As previously disclosed, on April 3, 2020, Otis became an independent, publicly-traded company and its Common Stock is listed under the symbol "OTIS" on the New York Stock Exchange as a result of the separation (the "Separation") of each of Otis and Carrier Global Corporation ("Carrier") from United Technologies Corporation, subsequently renamed Raytheon Technologies Corporation ("UTC" or "RTX", as applicable).

Prior to the Separation on April 3, 2020, our historical financial statements were prepared on a standalone combined basis and were derived from the consolidated financial statements and accounting records of our former parent, UTC. For the periods subsequent to April 3, 2020, our financial statements are presented on a consolidated basis as the Company became a standalone public company.

We entered into a transition services agreement (the "TSA") and tax matters agreement (the "TMA") with our former parent, UTC, and Carrier on April 2, 2020. Under the TSA, we received services for information technology, technical and engineering support, application support for operations, general administrative services and other support services. The TSA and the related trailing exit costs were substantially completed as of December 31, 2021. For additional discussion, see "Note 5: Related Parties" in Item 8 in this Form 10-K.

The TMA governs the parties' respective rights, responsibilities and obligations with respect to tax matters (including responsibility for taxes, entitlement to refunds, allocation of tax attributes, preparation of tax returns, control of tax contests and other tax matters). For additional discussion, see "Note 5: Related Parties" in Item 8 in this Form 10-K.

See Item 1A in this Form 10-K for discussion on risks related to Separation.

As a result of our business in Russia being sold during 2022, the results of the operations in Russia are excluded from the organic volume changes for 2022 and 2021 and are reflected in Acquisitions and divestitures, net. See Note 9, "Business Acquisitions, Dispositions, Goodwill and Intangible Assets" to the Consolidated Financial Statements, for further details.

RESULTS OF OPERATIONS

Net Sales

(dollars in millions)	2022	2021	2020
Net sales	$ 13,685	$ 14,298	$ 12,756
Percentage change year-over-year	(4.3)%	12.1 %	(2.8)%

The factors contributing to the total percentage change year-over-year in total Net sales are as follows:

	2022	2021
Organic volume	2.5 %	9.0 %
Foreign currency translation	(5.9)%	3.0 %
Acquisitions and divestitures, net	(0.9)%	0.1 %
Total % change	(4.3)%	12.1 %

The Organic volume increase of 2.5% for 2022 was driven by an increase of 6.0% in Service, offset by a decrease of (1.7)% in New Equipment.

The Organic volume increase of 9.0% for 2021 was driven by increases of 15.8% in New Equipment and 4.1% in Service.

See "Segment Review" below for a discussion of Net sales by segment.

Cost of Products and Services Sold

(dollars in millions)	2022	2021	2020
Cost of products and services sold	$ 9,765	$ 10,105	$ 8,977
Percentage change year-over-year	(3.4)%	12.6 %	(3.4)%

The factors contributing to the percentage change year-over-year in total cost of products and services sold are as follows:

	2022	2021
Organic volume	3.7 %	9.1 %
Foreign currency translation	(6.1)%	3.3 %
Acquisitions and divestitures, net	(1.0)%	0.2 %
Total % change	(3.4)%	12.6 %

The organic increase in total cost of products and services sold in 2022 was driven primarily by the organic sales increases noted above and inflationary pressures including higher commodity prices of $107 million, primarily driven by steel, higher freight and fuel costs and annual wage increases, partially mitigated by productivity.

The organic increase in total cost of products and services sold in 2021 was driven primarily by the organic sales increases noted above.

Gross Margin

(dollars in millions)	2022	2021	2020
Gross margin	$ 3,920	$ 4,193	$ 3,779
Gross margin percentage	28.6 %	29.3 %	29.6 %

Gross margin decreased 70 basis points in 2022 compared to 2021, due to the inflationary pressures described above, partially offset by favorable Service pricing, productivity and the benefit from Service sales growing faster than New Equipment sales.

Gross margin decreased 30 basis points in 2021 compared to 2020, as improvements in gross margin in both New Equipment and Service were more than offset by overall segment mix.

Research and Development

(dollars in millions)	2022	2021	2020
Research and development	$ 150	$ 159	$ 152
Percentage of Net sales	1.1 %	1.1 %	1.2 %

Research and development was relatively flat in 2022 compared to 2021 and 2020. Research and development includes product development and innovation, including for IoT and developing the next generation of connected elevators and escalators.

Selling, General and Administrative

(dollars in millions)	2022		2021		2020	
Selling, general and administrative	$	**1,763**	$	1,948	$	1,924
Percentage of Net sales		**12.9 %**		13.6 %		15.1 %

Selling, general and administrative expenses decreased $185 million in 2022 compared to 2021, as other employment related cost reductions, cost containment actions, lower credit loss reserves, as well as the impact from foreign exchange of $104 million, were partially offset by annual wage increases.

Selling, general and administrative expenses increased $24 million in 2021 compared to 2020, as higher employment and information technology costs, including incremental standalone public company costs, and the absence of cost containment actions taken during 2020 in response to COVID-19, as well as the impact of unfavorable foreign exchange of $38 million compared to 2020. These increases were partially offset by lower non-recurring Separation-related costs and the absence of UTC allocations of $105 million.

Selling, general and administrative expenses as a percentage of Net sales decreased 70 basis points in 2022 compared to 2021, and decreased 150 basis points in 2021 compared to 2020.

Restructuring Costs

(dollars in millions)	2022		2021		2020	
Restructuring costs	$	**60**	$	56	$	77

We initiate restructuring actions to keep our cost structure competitive. Charges generally arise from severance related to workforce reductions, and to a lesser degree, facility exit and lease termination costs associated with the consolidation of office and manufacturing operations. We continue to closely monitor the economic environment and may undertake further restructuring actions to keep our cost structure aligned with the demands of the prevailing market conditions.

Most of the expected charges will require cash payments, which we have funded and expect to continue to fund with cash generated from operations.

The table below presents approximate cash outflows related to the restructuring actions during the year ended December 31, 2022, and the expected cash payments to complete the actions announced:

(dollars in millions)		
Cash outflows during the year ended December 31, 2022	$	59
Expected cash payments remaining to complete actions announced		49

We generally expect to achieve annual recurring savings within the two-year period subsequent to initiating the actions, including $67 million for the 2022 actions and $37 million for the 2021 actions, of which approximately $68 million was realized for the 2022 and 2021 actions during the year ended December 31, 2022.

For additional discussion of restructuring, see Note 17, "Restructuring Costs" in the Consolidated Financial Statements.

Other Income (Expense), Net

(dollars in millions)	2022	2021	2020
Other income (expense), net	$ 26	$ 22	$ (64)

Other income (expense), net primarily includes the impact of changes in the fair value and settlement of derivatives, gains or losses on sale of businesses and fixed assets, earnings from equity method investments, fair value changes on equity securities, impairments, non-recurring Separation-related expenses and certain other operating items.

The change in Other income (expense), net of $4 million in 2022 compared to 2021 was primarily driven by favorable foreign currency mark-to-market adjustments, lower non-recurring Separation-related costs and settlement of certain legal matters, partially offset by the impact of the loss on the sale of our Russia business.

The change in Other income (expense), net of $86 million in 2021 compared to 2020 was primarily driven by the absence of a fixed asset impairment of $(71) million and related licensing costs of $(14) million recognized during 2020.

See "Note 5: Related Parties" in Item 8 in this Form 10-K for further discussion on costs related to the Separation.

Interest Expense (Income), Net

(dollars in millions)	2022	2021	2020
Interest expense (income), net	$ 143	$ 136	$ 122

Interest expense (income), net primarily relates to interest expense on our external debt, offset by interest income earned on cash balances and short-term investments.

The increase in Interest expense (income), net of $7 million in 2022 compared to 2021 was primarily driven by interest expense related to the financing of the Tender Offer for Zardoya Otis.

The increase in Interest expense (income), net of $14 million in 2021 compared to 2020 was primarily driven by interest expense on the external debt associated with the Separation, which was not outstanding for the full year of 2020, as well as costs associated with the bridge financing and related guarantees and the interest expense related to the Tender Offer. This was partially offset by lower interest expense as a result of the debt refinancing and debt repayments during 2021. For additional discussion of debt refinancing and repayments, see the "Liquidity and Financial Condition" section below.

The average interest rate on our external debt for 2022, 2021 and 2020 was 2.0%, 2.3% and 2.3%, respectively.

For additional discussion of borrowings, see "Note 10: Borrowings and Lines of Credit" in Item 8 in this Form 10-K.

Income Taxes

	2022	2021	2020
Effective tax rate	27.5 %	27.6 %	30.1 %

The 2022, 2021 and 2020 effective tax rates are higher than the statutory U.S. rate primarily due to higher international tax rates as compared to the lower U.S. federal statutory rate. In addition, the 2020 effective tax rate is also higher due to foreign earnings subject to U.S. tax under the provisions of the TCJA.

The 2022 effective tax rate is lower than the 2021 effective tax rate primarily due to the elimination of Base Erosion Anti Abuse Tax ("BEAT") in the U.S., and the release of a tax reserve related to a forward transfer pricing agreement with a European tax authority. This is partially offset by the absence of a reduction in the deferred tax liability related to repatriation of foreign earnings recorded in the year ended December 31, 2021, and the absence of a favorable income tax settlement related to the Separation recorded in the year ended December 31, 2021.

The 2021 effective tax rate is lower than the 2020 effective tax rate primarily due to a $16 million tax benefit related to the repatriation of foreign earnings as a result of changes to planned debt repayments and in estimates related to Otis' pre-Separation tax attributes and a decrease of $16 million in U.S. tax related to base erosion and anti-abuse tax in 2021. In addition, the lower effective tax rate is due to the absence of the tax cost resulting from Separation-related expenses and fixed asset impairment in 2020, and the net impact of income tax settlements related to the Separation, as discussed in Note 5, "Related Parties".

For additional discussion of income taxes and the effective income tax rate, see "Note 16: Income Taxes" in Item 8 in this Form 10-K.

Noncontrolling Interest in Subsidiaries' Earnings and Net Income Attributable to Otis Worldwide Corporation

(dollars in millions)	2022		2021		2020	
Noncontrolling interest in subsidiaries' earnings	$	116	$	174	$	150
Net income attributable to Otis Worldwide Corporation	$	1,253	$	1,246	$	906

Noncontrolling interest in subsidiaries' earnings decreased in 2022 in comparison to 2021 primarily due to Otis' acquisition of the remaining outstanding shares in Otis Mobility (previously Zardoya Otis) in the second quarter of 2022. For details on the results of the Tender Offer and purchases of shares of Zardoya Otis not previously owned by the Company "Note 1: Business Overview" in Item 8 in this Form 10-K.

Noncontrolling interest in subsidiaries' earnings increased in 2021 in comparison to 2020 primarily driven by an increase in net income from non-wholly owned subsidiaries and the impact of foreign exchange rates.

Net income attributable to Otis Worldwide Corporation was relatively flat in 2022 compared to 2021, as lower noncontrolling interest in subsidiaries' earnings and the benefit of a lower effective tax rate were offset by lower operating profit (including the impact of foreign exchange rates) and higher interest expense.

Net income attributable to Otis Worldwide Corporation increased in 2021 compared to 2020, primarily driven by higher operating profit and the benefit of a lower effective tax rate, partially offset by higher noncontrolling interest in subsidiaries' earnings and higher interest expense.

Segment Review

Summary performance for our operating segments for the years ended December 31, 2022, 2021 and 2020 was as follows:

	Net Sales			Operating Profit			Operating Profit Margin		
(dollars in millions)	2022	2021	2020	2022	2021	2020	2022	2021	2020
New Equipment	$ 5,864	$ 6,428	$ 5,371	$ 358	$ 459	$ 318	6.1 %	7.1 %	5.9 %
Service	7,821	7,870	7,385	1,789	1,762	1,611	22.9 %	22.4 %	21.8 %
Total segment	13,685	14,298	12,756	2,147	2,221	1,929	15.7 %	15.5 %	15.1 %
General corporate expenses and other	—	—	—	(114)	(113)	(290)	—	—	—
Total	$ 13,685	$ 14,298	$ 12,756	$ 2,033	$ 2,108	$ 1,639	14.9 %	14.7 %	12.8 %

New Equipment

The New Equipment segment designs, manufactures, sells and installs a wide range of passenger and freight elevators, as well as escalators and moving walkways in residential and commercial buildings and infrastructure projects. Our New Equipment customers include real-estate and building developers and general contractors who develop and/or design buildings for residential, commercial, retail or mixed-use activity. We sell directly to customers as well as through agents and distributors. We also sell New Equipment to government agencies to support infrastructure projects, such as airports, railways or metros.

Summary performance for New Equipment for the years ended December 31, 2022, 2021 and 2020 was as follows:

				Total Increase (Decrease) Year-Over-Year for:			
(dollars in millions)	2022	2021	2020	2022 compared with 2021		2021 compared with 2020	
Net sales	$ 5,864	$ 6,428	$ 5,371	(564)	(8.8)%	$ 1,057	19.7 %
Cost of sales	4,949	5,293	4,439	(344)	(6.5)%	854	19.2 %
	915	1,135	932	(220)	(19.4)%	203	21.8 %
Operating expenses	557	676	614	(119)	(17.6)%	62	10.1 %
Operating profit	358	459	318	(101)	(22.0)%	141	44.3 %
Operating profit margin	6.1 %	7.1 %	5.9 %				

Summary analysis of the Net sales change for New Equipment for the years ended December 31, 2022 and 2021 compared with the prior years was as follows:

Components of Net sales change:	2022	2021
Organic	(1.7)%	15.8 %
Foreign currency translation	(4.9)%	4.1 %
Acquisitions/Divestitures, net and Other	(2.2)%	(0.2)%
Total % change	(8.8)%	19.7 %

2022 Compared with 2021

Organic sales declined (1.7)% as a 10% decline in China was partially offset by high single digit growth in Asia Pacific and mid single digit growth in EMEA.

New Equipment operating profit decreased $(101) million. Lower volume of $(37) million, under absorption from lower volume, unfavorable mix, higher commodity costs of ($107) million, primarily steel, and increased freight costs were partially mitigated by favorable productivity and lower selling, general and administrative expenses. Operating profit was also impacted by the sale of our Russia business of $(40) million. Operating margin decreased 100 basis points.

2021 Compared with 2020

The organic sales increase of 15.8% was driven by mid-teens growth in the Americas, high teens growth in Asia and high single digit growth in EMEA.

New Equipment operating profit increased $141 million, primarily due to higher volume of $140 million, with an operating margin increase of 120 basis points. Favorable field installation and material productivity was partially offset by unfavorable price and mix and commodity headwinds. Foreign currency tailwinds of $30 million were more than offset by higher selling, general and administrative costs of $40 million.

Service

The Service segment performs maintenance and repair services for both our products and those of other manufacturers and provides modernization services to upgrade elevators and escalators. Maintenance services include inspections to ensure code compliance, preventive maintenance offerings and other customized maintenance offerings tailored to meet customer needs, as well as repair services that address equipment and component wear and tear, and breakdowns. Modernization services enhance equipment operation and improve building functionality. Modernization offerings can range from relatively simple upgrades of interior finishes and aesthetics, to complex upgrades of larger components and sub-systems. Our typical Service customers include building owners, facility managers, housing associations and government agencies that operate buildings where elevators and escalators are installed.

Summary performance for Service for the years ended December 31, 2022, 2021 and 2020 was as follows:

(dollars in millions)	2022	2021	2020	2022 compared with 2021		2021 compared with 2020	
				Total Increase (Decrease) Year-Over-Year for:			
Net sales	$ 7,821	$ 7,870	$ 7,385	$ (49)	(0.6)%	485	6.6 %
Cost of sales	4,816	4,812	4,538	4	0.1 %	274	6.0 %
	3,005	3,058	2,847	(53)	(1.7)%	211	7.4 %
Operating expenses	1,216	1,296	1,236	(80)	(6.2)%	60	4.9 %
Operating profit	$ 1,789	$ 1,762	$ 1,611	$ 27	1.5 % $	151	9.4 %
Operating profit margin	22.9 %	22.4 %	21.8 %				

Summary analysis of the Net sales change for Service for the years ended December 31, 2022 and 2021 compared with the prior years was as follows:

Components of Net sales change:	2022	2021
Organic	6.0 %	4.1 %
Foreign currency translation	(6.7)%	2.2 %
Acquisitions/Divestitures, net and Other	0.1 %	0.3 %
Total % change	(0.6)%	6.6 %

2022 Compared with 2021

Net Sales

The organic sales increase of 6.0% is due to organic sales increases in maintenance and repair of 5.6% and modernization of 8.1%.

Components of Net sales change:	Maintenance and Repair	Modernization
Organic	5.6 %	8.1 %
Foreign currency translation	(6.8)%	(6.5)%
Acquisitions/Divestitures, net and Other	— %	0.5 %
Total % change	(1.2)%	2.1 %

Operating profit

Service operating profit increased $27 million due to higher volume of $144 million, favorable pricing on maintenance contracts, productivity and other employment related cost reductions, partially offset by foreign exchange headwinds of $(143) million, annual wage increases and other inflationary pressures, including higher fuel costs. Operating margin increased 50 basis points.

2021 Compared with 2020

Net Sales

The organic sales increase of 4.1% is due to organic sales increases in maintenance and repair of 4.4%, and modernization of 2.5%.

Components of Net sales change:	Maintenance and Repair	Modernization
Organic	4.4 %	2.5 %
Foreign currency translation	2.2 %	1.9 %
Acquisitions/Divestitures, net and Other	0.4 %	0.1 %
Total % change	7.0 %	4.5 %

Operating Profit

Service operating profit increased $151 million, primarily due to higher volume of $120 million, with an operating margin increase of 60 basis points. Favorable pricing and mix and lower bad debt expense were partially offset by the absence of the benefit from prior year field actions taken in response to COVID-19. Foreign exchange tailwinds of $35 million and lower restructuring expense of $15 million were more than offset by higher selling general and administrative costs of $60 million, including the impact from cost containment actions taken in the prior year.

General Corporate Expenses and Other

(dollars in millions)	2022	2021	2020
General corporate expenses and other	$ (114)	$ (113)	$ (290)

General corporate expenses and other increased $1 million in 2022 compared to 2021, which includes the impact of the loss on the sale of our Russia business, offset by favorable foreign currency mark-to-market adjustments and lower non-recurring Separation-related costs.

General corporate expenses and other decreased $(177) million in 2021 compared to 2020, primarily due to the absence of a fixed asset impairment of $(71) million and related licensing costs of $(14) million recognized in 2020, as well as lower non-recurring Separation costs and the absence of UTC allocations of $(108) million.

LIQUIDITY AND FINANCIAL CONDITION

(dollars in millions)	December 31, 2022		December 31, 2021
Cash and cash equivalents	$	**1,189**	$ 1,565
Total debt		**6,768**	7,273
Net debt (total debt less cash and cash equivalents)		**5,579**	5,708
Total equity [1]		**(4,799)**	(3,144)
Total capitalization (total debt plus total equity)		**1,969**	4,129
Net capitalization (total debt plus total equity less cash and cash equivalents)		**780**	2,564
Total debt to total capitalization [1]		**344 %**	176 %
Net debt to net capitalization [1]		**715 %**	223 %

[1] Our total debt to total capitalization ratio and net debt to net capitalization ratio increased in 2022 due to the $1.5 billion reduction in equity as a result of the Tender Offer. For more information on the impact of the Zardoya Otis noncontrolling interest reclassification, see "Note 1: Business Overview" in Item 8 of this Form 10-K.

As of December 31, 2022, we had cash and cash equivalents of approximately $1.2 billion, of which approximately 98% was held by the Company's foreign subsidiaries. We manage our worldwide cash requirements by reviewing available funds among the many subsidiaries through which we conduct our business and the cost-effectiveness with which those funds can be accessed. On occasion, we are required to maintain cash deposits with certain banks with respect to contractual obligations related to acquisitions and divestitures or other legal obligations. As of December 31, 2022 and 2021, the amount of such restricted cash was approximately $6 million and $1.9 billion, respectively, including cash held in escrow to fund the Tender Offer as of December 31, 2021. For information on the results of the Tender Offer and use of the cash held in escrow for the Tender Offer, see "Note 1: Business Overview" in Item 8 of this Form 10-K.

From time-to-time we may need to access the capital markets to obtain financing. We may incur indebtedness or issue equity as needed. Although we believe that the arrangements in place as of December 31, 2022 permit us to finance our operations on acceptable terms and conditions, our access to, and the availability of, financing on acceptable terms and conditions in the future could be impacted by many factors, including (1) our credit ratings or absence of a credit rating, (2) the liquidity of the overall capital markets and (3) the current state of the economy. There can be no assurance that we will continue to have access to the capital markets on terms acceptable to us.

There was no long-term debt issued in 2022. The following is a summary of the long-term debt issuances in 2021:

(dollars in millions)		
Issuance Date	**Description of Debt**	**Aggregate Principal Balance**
November 12, 2021	0.000% notes due 2023 (€500 million principal value)	$ 572
November 12, 2021	0.318% notes due 2026 (€600 million principal value)	687
November 12, 2021	0.934% notes due 2031 (€500 million principal value)	572
March 11, 2021	0.37% notes due 2026 (¥21,500 million principal value)	199

The proceeds from the March 2021 issuance of Japanese Yen notes listed above were used to repay a portion of our outstanding Euro denominated commercial paper. The proceeds from the November 2021 issuance of the Euro notes listed above were used to fund the Tender Offer in 2022.

The Company redeemed the $500 million floating notes originally due in 2023 during 2022. There was no long-term debt repayments in 2021. For additional discussion of borrowings, see "Note: Borrowings and Lines of Credit" in Item 8 of this Form 10-K.

The Company does not intend to reinvest certain undistributed earnings of our international subsidiaries that have been previously taxed in the U.S. For the remainder of the Company's undistributed international earnings, unless tax effective to repatriate, we will continue to permanently reinvest these earnings.

We expect to fund our ongoing operating, investing and financing requirements mainly through cash flows from operations, available liquidity through cash on hand and available bank lines of credit and access to the capital markets.

On December 1, 2022, our Board of Directors revoked any remaining share repurchase authority under the prior share repurchase program and approved a new share repurchase program for up to $2.0 billion of Common Stock, of which none had been utilized as of December 31, 2022. Under this program, shares may be purchased on the open market, in privately negotiated transactions, under accelerated share repurchase programs or under plans complying with rules 10b5-1 and 10b-18 under the Securities Exchange Act of 1934, as amended.

Cash Flow — Operating Activities

(dollars in millions)		2022		2021		2020
Net cash flows provided by operating activities	$	**1,560**	$	1,750	$	1,480

2022 Compared with 2021

Cash generated from operating activities in 2022 was $190 million lower than in 2021, primarily due to lower cash flow related to current assets and current liabilities activity of $256 million, as described below. These were partially offset by $66 million of higher non-cash adjustments from Net income and $48 million of higher Other operating activities, net, primarily due to long-term accruals and other activities in 2022.

2022 Changes in Working Capital

Cash outflows related to current assets and current liabilities operating activity were $96 million, including the following main drivers:

- Accounts receivable, net, which increased by $309 million, due to the increased volume and timing of billings;

- Accrued liabilities, which decreased by $84 million, primarily due to the timing of payments of income taxes, employee-related benefits and other accruals; and

- Inventories, which increased by $65 million, primarily to support backlog conversion and to mitigate supply chain disruptions, which were partially offset by

- Accounts payable, which increased by $272 million, primarily due to the timing of payments to suppliers; and

- Contract assets, current and Contract liabilities, current, net change of $38 million, driven by the timing of billings on contracts compared to the progression on current contracts.

2021 Compared with 2020

Cash generated from operating activities in 2021 was $270 million higher than in 2020, primarily due to higher net income of $364 million and increased cash inflows related to current assets and current liabilities of $83 million, as described below. These were partially offset by $98 million of lower non-cash adjustments from Net income, including the absence of fixed asset impairments of $71 million in 2020, as well as $106 million of lower Other operating activities, net, primarily due to long-term accruals in 2020.

2021 Changes in Working Capital

The 2021 cash inflows related to current assets and current liabilities operating activity were $160 million, including the following main drivers:

- Accounts payable, which increased by $130 million, primarily due to increased volume;

- Accrued liabilities, which increased by $72 million, primarily due to the timing of payments, which more than offset the payments of $56 million in foreign tax obligations pursuant to the TMA and income tax liabilities in certain jurisdictions;

- Contract assets, current and Contract liabilities, current, net change of $53 million, driven by the timing of billings on contracts compared to the progression on current contracts; and

- Other current assets, which decreased by $43 million, primarily due to prepaid income tax utilization and indemnification payments received pursuant to the TMA in order to pay foreign tax obligations, partially offset by advanced payments to suppliers; partially offset by

- Accounts receivable, net, which increased by $152 million, primarily due to increased volume.

Cash Flow — Investing Activities

(dollars in millions)		2022		2021		2020
Net cash flows provided by (used in) investing activities	$	(33)	$	(89)	$	(353)

Cash flows used in investing activities primarily reflect capital expenditures, acquisitions and dispositions of businesses and securities, proceeds received on the sale of fixed assets, and settlement of derivative contracts.

2022 compared to 2021

(dollars in millions)		2022		2021		Change
Investing Activities:						
Capital expenditures	$	(115)	$	(156)	$	41
Acquisitions of businesses and intangible assets, net of cash		(46)		(80)		34
Dispositions of businesses, net of cash		61		—		61
Proceeds from sale of (investments in) marketable securities		(7)		40		(47)
Receipts (payments) on settlements of derivative contracts		65		73		(8)
Other investing activities, net		9		34		(25)
Net cash flows provided by (used in) investing activities	$	(33)	$	(89)	$	56

Cash flows used in investing activities in 2022 compared to 2021 decreased $56 million, including the following drivers:

- $61 million of net proceeds from the sale of our business in Russia during 2022; and

- $41 million lower capital expenditures and $34 million lower investments in businesses and intangible assets in 2022 compared to 2021; partially offset by

- $47 million less cash from marketable securities, including $58 million of proceeds from the sale of equity securities in 2021.

As discussed in "Note 18: Financial Instruments" in Item 8 in this Form 10-K, we enter into derivative instruments for risk management purposes. We operate internationally and, in the normal course of business, are exposed to fluctuations in interest rates, foreign exchange rates and commodity prices. These fluctuations can increase the costs of financing, investing and operating the business. We use derivative instruments, including forward contracts and options, to manage certain foreign currency and commodity price exposures.

See "Note 9: Business Acquisitions, Dispositions, Goodwill and Intangibles" in Item 8 of this Form 10-K for further details regarding the sale of our business in Russia.

2021 compared to 2020

(dollars in millions)		2021		2020		Change
Investing Activities:						
Capital expenditures	$	(156)	$	(183)	$	27
Acquisitions of businesses and intangible assets, net of cash		(80)		(53)		(27)
Proceeds from sale of (investments in) marketable securities		40		(51)		91
Receipts (payments) on settlements of derivative contracts		73		(69)		142
Other investing activities, net		34		3		31
Net cash flows provided by (used in) investing activities	$	(89)	$	(353)	$	264

Cash flows used in investing activities in 2021 compared to 2020 decreased $264 million, including the following drivers:

- $142 million higher net cash from the settlement of derivative instruments in 2021, with net cash receipts of $73 million and payments of $69 million in 2021 and 2020, respectively;

- $91 million higher net cash from equity securities, including $58 million of proceeds from the sale of equity securities in 2021, compared to $(51) million of investments made in equity securities in 2020; and

- $31 million higher Other investing activities, net primarily due to property damage insurance proceeds received and discussed below under "Germany Fire", as well as proceeds from the sales of fixed assets.

Germany Fire

As previously disclosed, during 2020 there was a fire at the Company's manufacturing facility in Germany. During 2021, the Company settled the related property damage claim with the insurance company, as reflected in Other investing activities, net in the Consolidated Statements of Cash Flows. During 2021, the Company also reached a final agreement with the insurance company related to the business interruption claim to cover costs incurred as a result of the fire and received the final payments during the year. The impact to our operations or financial results from this event was not material.

Cash Flow — Financing Activities

(dollars in millions)	2022	2021	2020
Net cash flows provided by (used in) financing activities	**$ (3,652)**	$ 58	$ (844)

Financing activities primarily include increases or decreases to short-term borrowings, issuance or repayment of long-term debt, dividends paid to common shareholders, repurchases of Common Stock and dividends or other payments to non-controlling interests. The activity in 2020 includes transfers to and from our former parent, UTC, prior to the Separation, consisting of, among other things, cash transfers, distributions, cash investments and changes in receivables and payables. For further discussion on these transfers, see "Note 5: Related Parties" in Item 8 in this Form 10-K.

2022 compared to 2021

(dollars in millions)	2022	2021	Change
Financing Activities:			
Increase (decrease) in short-term borrowings, net	**$ 113**	$ (655)	$ 768
Proceeds from issuance of long-term debt	**—**	2,030	(2,030)
Payment of debt issuance costs	**—**	(25)	25
Repayment of long-term debt	**(500)**	—	(500)
Dividends paid on Common Stock	**(465)**	(393)	(72)
Repurchases of Common Stock	**(850)**	(725)	(125)
Dividends paid to noncontrolling interest	**(118)**	(155)	37
Acquisition of Zardoya Otis shares	**(1,802)**	—	(1,802)
Other financing activities, net	**(30)**	(19)	(11)
Net cash flows provided by (used in) financing activities	**$ (3,652)**	$ 58	$ (3,710)

Net cash used in financing activities was $3.7 billion in 2022 compared to net cash provided by financing activities of $58 million in 2021, which changed primarily due to the following:

- The settlement in cash of the Tender Offer for $1,802 million (€1,663 million) during 2022;
- Net repayments on borrowings of $387 million during 2022 compared to net borrowings of $1.4 billion during 2021; and
- $125 million higher repurchases of Common Stock and $72 million higher dividends paid on Common Stock during 2022 compared to 2021.

For additional discussion of borrowings activity, see "Note 10: Borrowings and Lines of Credit" in Item 8 in this Form 10-K.

2021 compared to 2020

(dollars in millions)		2021		2020		Change
Financing Activities:						
Increase (decrease) in short-term borrowings, net	$	**(655)**	$	647	$	(1,302)
Proceeds from issuance of long-term debt		**2,030**		6,300		(4,270)
Payment of debt issuance costs		**(25)**		(43)		18
Repayment of long-term debt		**—**		(1,000)		1,000
Dividends paid on Common Stock		**(393)**		(260)		(133)
Repurchases of Common Stock		**(725)**		—		(725)
Dividends paid to noncontrolling interest		**(155)**		(149)		(6)
Net transfers to UTC		**—**		(6,330)		6,330
Other financing activities, net		**(19)**		(9)		(10)
Net cash flows provided by (used in) financing activities	$	**58**	$	(844)	$	902

Net cash provided by financing activities was $58 million in 2021 compared to net cash used by financing activities of $844 million in 2020, which changed primarily due to the following:

- Net borrowings of $1.4 billion during 2021 compared to net repayments on borrowings of $353 million during 2020. These were comprised of the following activities:

  ◦ Net proceeds from the issuance of long-term debt of $2.0 billion, partially offset by net repayments of short-term borrowings of $655 million during 2021; and

  ◦ Repayments of long-term debt of $1.0 billion, partially offset by net short-term borrowings of $647 million during 2020**.**

- Repurchases of Common Stock of $725 million and higher dividends paid on Common Stock of $133 million during 2021; and

- Net transfers to UTC related to the Separation of $6.3 billion during 2020, which were primarily funded by the net proceeds from issuance of long-term debt of $6.3 billion during 2020.

Net borrowings in 2021 include €1.6 billion in proceeds from the issuance of Euro denominated notes, which were to be used to fund the Tender Offer. For additional discussion of borrowings activity, see "Note 10: Borrowings and Lines of Credit" in Item 8 in this Form 10-K.

<u>*Guaranteed Securities: Summarized Financial Information*</u>

The following information is provided in compliance with Rule 13-01 of Regulation S-X under the Securities Exchange Act of 1934, as amended, with respect to the 2023 Euro Notes, the 2026 Euro Notes and the 2031 Euro Notes (together the "Euro Notes"), in each case issued by Highland Holdings S.à r.l. ("Highland"), a private limited liability company (*société à responsabilité limitée*) incorporated and existing under the laws of the Grand Duchy of Luxembourg ("Luxembourg"). The Euro Notes are fully and unconditionally guaranteed by Otis Worldwide Corporation ("OWC") on an unsecured, unsubordinated basis. Refer to "Note 10: Borrowings and Lines of Credit" in Item 8 in this Form 10-K for additional information.

Highland is a wholly-owned, indirect consolidated subsidiary of OWC. OWC is incorporated under the laws of Delaware. As a company incorporated and existing under the laws of Luxembourg, and with its registered office in Luxembourg, Highland is subject to Luxembourg insolvency and bankruptcy laws in the event any insolvency proceedings are initiated against it. Luxembourg bankruptcy law is significantly different from, and may be less favorable to creditors than, the bankruptcy law in effect in the United States and may make it more difficult for creditors to recover the amount they could expect to recover in liquidation under U.S. insolvency and bankruptcy rules.

The Euro Notes are not guaranteed by any of OWC's or Highland's subsidiaries (all OWC subsidiaries other than Highland are referred to herein as "non-guarantor subsidiaries"). Holders of the Euro Notes will have a direct claim only against Highland, as issuer, and OWC, as guarantor.

The following tables set forth the summarized financial information as of and for the years ended December 31, 2022 and 2021 of each of OWC and Highland on a standalone basis, which does not include the consolidated impact of the assets, liabilities, and financial results of their subsidiaries except as noted on the tables below, nor does it include any impact of intercompany eliminations as there were no intercompany transactions between OWC and Highland. This summarized financial information is not intended to present the financial position or results of operations of OWC or Highland in accordance with U.S. GAAP.

(dollars in millions)	Year Ended December 31,	
	2022	**2021**
OWC Statement of Operations - Standalone and Unconsolidated		
Revenue	$ —	$ —
Cost of revenue	—	—
Operating expenses	**1**	13
Income from consolidated subsidiaries	**70**	19
Income (loss) from operations excluding income from consolidated subsidiaries	**(2)**	(18)
Net income (loss) excluding income from consolidated subsidiaries	**(109)**	(116)

(dollars in millions)	As of December 31,	
	2022	**2021**
OWC Balance Sheet - Standalone and Unconsolidated		
Current assets (excluding intercompany receivables from non-guarantor subsidiaries)	$ **94**	$ 197
Current assets (intercompany receivables from non-guarantor subsidiaries)	—	—
Noncurrent assets (investments in consolidated subsidiaries)	**1,236**	1,271
Noncurrent assets (excluding investments in consolidated subsidiaries)	**45**	48
Current liabilities (intercompany payables to non-guarantor subsidiaries)	**3,090**	1,516
Current liabilities (excluding intercompany payables to non-guarantor subsidiaries)	**166**	73
Noncurrent liabilities	**5,186**	5,725

(dollars in millions)	Year Ended December 31,	
	2022	2021
Highland Statement of Operations - Standalone and Unconsolidated		
Revenue	$ —	$ —
Cost of revenue	—	—
Operating expenses	—	—
Income from consolidated subsidiaries	**1,242**	635
Income (loss) from operations excluding income from consolidated subsidiaries	—	—
Net income (loss) excluding income from consolidated subsidiaries	**(10)**	(3)

(dollars in millions)	As of December 31,	
	2022	2021
Highland Balance Sheet - Standalone and Unconsolidated		
Current assets (excluding intercompany receivables from non-guarantor subsidiaries)	$ —	$ —
Current assets (intercompany receivables from non-guarantor subsidiaries)	**195**	2
Noncurrent assets (investments in consolidated subsidiaries)	**12,524**	12,524
Noncurrent assets (intercompany receivables from non-guarantor subsidiaries)	**572**	666
Noncurrent assets (excluding investments in consolidated subsidiaries)	—	—
Current liabilities (intercompany payables to non-guarantor subsidiaries)	—	171
Current liabilities (excluding intercompany payables to non-guarantor subsidiaries)	**532**	2
Noncurrent liabilities	**1,160**	1,795

CRITICAL ACCOUNTING ESTIMATES

Preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. "Note 2: Summary of Significant Accounting Policies" in Item 8 in this Form 10-K describes the significant accounting policies used in preparation of the Consolidated Financial Statements. Management believes the most complex and sensitive judgments, because of their significance to the Consolidated Financial Statements, result primarily from the need to make estimates about the effects of matters that are inherently uncertain. The most significant areas involving management judgments and estimates are described below. Actual results in these areas could differ from management's estimates.

Revenue Recognition from Contracts with Customers

We recognized revenue in accordance with FASB ASC Topic 606: *Revenue from Contracts with Customers* and its related amendments, (referred to, collectively, as "ASC 606"). For new equipment and modernization contracts, equipment and installation are typically procured in a single contract providing the customer with a complete installed elevator or escalator unit. The combination of equipment and installation promises are typically a single performance obligation. For these performance obligations, revenue is recognized over time using costs incurred to date relative to total estimated costs at completion to measure progress. Contract costs are usually incurred over a period of time, which can be several years, and the estimation of these costs requires management's judgment. Contract costs included in the calculation are comprised of labor, materials, subcontractors' costs or other direct costs and indirect costs, which include indirect labor costs.

The long-term nature of the contracts, the complexity of the products and the scale of the projects can affect our ability to estimate costs precisely. We review cost estimates on significant new equipment and modernization contracts on a quarterly basis and, for others, no less frequently than annually or when circumstances change and warrant a modification to a previous estimate. We record changes in contract estimates using the cumulative catch-up method and we review changes in contract estimates for their impact on net sales or operating profit in the Consolidated Financial Statements.

Modifications are recognized as a cumulative catch-up or treated as a separate accounting contract if the modification adds distinct goods or services and the modification is priced at its stand-alone selling price.

See "Note 2: Summary of Significant Accounting Policies" in Item 8 in this Form 10-K.

Income Taxes

The future tax benefit arising from deductible temporary differences and tax carryforwards was $588 million as of December 31, 2022 and $647 million as of December 31, 2021. Management estimates that our earnings during the periods when the temporary differences become deductible will be generally sufficient to realize the related future income tax benefits, which may be realized over an extended period of time. For those jurisdictions where the expiration date of tax carryforwards or the projected operating results indicate that realization is not likely, a valuation allowance is provided.

In assessing the need for a valuation allowance, we estimate future taxable income, considering the feasibility of ongoing tax planning strategies and the realizability of tax loss carryforwards. Valuation allowances related to deferred tax assets can be affected by changes to tax laws, changes to statutory tax rates and future taxable income levels. In the event we were to determine that we would not be able to realize all or a portion of our deferred tax assets in the future, we would reduce such amounts through an increase to tax expense in the period in which that determination is made or when tax law changes are enacted. Conversely, if we were to determine that we would be able to realize our deferred tax assets in the future in excess of the net carrying amounts, we would decrease the recorded valuation allowance through a decrease to tax expense in the period in which that determination is made.

In the ordinary course of business there is inherent uncertainty in quantifying our income tax positions. We assess our income tax positions and record tax benefits for all years subject to examination based upon management's evaluation of the facts, circumstances and information available at the reporting date. For those tax positions where it is more likely than not that a tax benefit will be sustained, we have recorded the largest amount of tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will be sustained, no tax benefit has been recognized in the Consolidated Financial Statements. See "Note 3: Earnings Per Share" and "Note 15: Accumulated Other Comprehensive Income (Loss)" in Item 8 in this Form 10-K for further discussion. Additionally, see "Note 22: Contingent Liabilities" in Item 8 in this Form 10-K for discussion of administrative review proceedings with the German Tax Office.

Goodwill

We have generated goodwill as a result of our acquisitions. At the time of acquisition, we account for business acquisitions using the purchase method of accounting, in accordance with which assets acquired and liabilities assumed are recorded at their respective fair values at the acquisition date. The fair value of the consideration paid, including contingent consideration, is assigned to the assets acquired and liabilities assumed based on their respective fair values. Goodwill represents the excess of the purchase price over the estimated fair values of the assets acquired and liabilities assumed.

We review our goodwill for impairment on an annual basis at July 1 or more frequently if events or a change in circumstances indicate that the carrying amount may not be recoverable. We test goodwill for impairment at a level within the Company referred to as the reporting unit, which is one level below the operating segment level. We have determined there are three reporting units within each business segment.

In accordance with Accounting Standards Codification ("ASC") 350, *Intangibles – Goodwill and Other*, we initially perform a qualitative assessment (commonly known as "step zero") to determine whether further impairment testing is necessary before performing the two-step test. The qualitative assessment requires judgments by management about economic conditions including the entity's operating environment, its industry and other market considerations, entity-specific events related to financial performance or loss of key personnel and other events that could impact the reporting unit. If management concludes, based on assessment of relevant events, facts and circumstances, that it is more likely than not that a reporting unit's fair value is greater than its carrying value, no further impairment testing is required. If we determine, based on this assessment, that it is more likely than not that the fair value of the reporting unit is less than its carrying value, we perform a quantitative goodwill impairment test by comparing the reporting unit's fair value with its carrying value. An impairment loss is recognized for the amount by which the reporting unit's carrying value exceeds its fair value, up to the total amount of goodwill allocated to the reporting unit. No impairment loss is recognized if the fair value of the reporting unit exceeds its carrying value.

We completed the annual goodwill impairment test for all of our reporting units as of July 1, 2022 and determined that no adjustment to goodwill was necessary as the fair value of each reporting unit was in excess of the carrying value of each reporting unit.

Contingent Liabilities

Otis is party to litigation related to a number of matters as described in "Note 22: Contingent Liabilities" in Item 8 in this Form 10-K. In particular, they may include risks associated with contractual, regulatory and other matters, which may arise in the ordinary course of business. The outcome of these matters may have a material effect on the financial position, results of operations or cash flows. Management regularly analyzes current information about these matters and accrues for contingent losses that are probable and reasonably estimable. To assess the exposure to potential liability, we consult with relevant internal and external counsel. In making the decision regarding the need for loss accruals, management considers the degree of probability of an unfavorable outcome and the ability to make a sufficiently reliable estimate of the amount of loss. See Part I, Item 1A in this Form 10-K for further discussion.

Employee Benefit Plans

We sponsor domestic and international defined benefit pension and other postretirement plans. Major assumptions used in the accounting for these employee benefit plans include the discount rate, expected return on plan assets, rate of increase in employee compensation levels and mortality rates. Assumptions are determined based on company data and appropriate market indicators, and are evaluated each year as of December 31. A change in any of these assumptions would have an effect on net periodic pension and postretirement benefit costs reported in the Consolidated Financial Statements.

In the following table, we show the sensitivity of our pension plan liabilities to a 25 basis point change in the discount rates for benefit obligations, as of December 31, 2022:

(dollars in millions)	Discount Rate of 25 bps		Discount Rate of 25 bps	
Projected benefit obligation	$	(18)	$	20

The impact on the net periodic pension (benefit) cost, the accumulated postretirement benefit obligation and the net periodic postretirement (benefit) cost is each less than $1 million.

Pension expense is also sensitive to changes in the expected long-term rate of asset return. An increase or decrease of 25 basis points in the expected long-term rate of asset return would have decreased or increased 2022 pension expense by approximately $2 million.

The weighted-average discount rates used to measure pension liabilities and costs utilize each plan's specific cash flows and are then compared to high-quality bond indices for reasonableness. Global market interest rates increased in 2022 as compared with 2021, and, as a result, the weighted-average discount rate used to measure pension liabilities was 3.8% in 2022 and 1.5% in 2021.

See "Note 13: Employee Benefit Plans" in Item 8 in this Form 10-K for further discussion.

Off-Balance Sheet Arrangements and Contractual Obligations

We extend a variety of financial guarantees to third parties in support of our business. We also have obligations arising from environmental, health and safety, tax and employment matters. Circumstances that could cause the contingent obligations and liabilities arising from these arrangements to come to fruition include changes in the underlying transaction, non-performance under a contract or deterioration in the financial condition of the guaranteed party.

Otis' contractual obligations and commitments as of December 31, 2022 are discussed below. See also "Note 13: Employee Benefit Plans" in Item 8 of this Form 10-K for further discussion of our expected pension and postretirement contributions.

Long-term Debt

See "Note 10: Borrowings and Lines of Credit" in Item 8 of this Form 10-K for further discussion of our long-term debt principal payments as of December 31, 2022. In the following table, we show the timing of payments of interest on long-term debt as of December 31, 2022:

		Payments Due by Period			
(dollars in millions)	Total	2023	2024-2025	2026-2027	Thereafter
Long-term debt - future interest	$ 1,570	$ 133	$ 253	$ 204	$ 980

Purchase Obligations

Purchase obligations include amounts committed for the purchase of goods and services under legally enforceable contracts or purchase orders. Where it is not practically feasible to determine the legally enforceable portion of our obligation under certain of our long-term purchase agreements, we include additional expected purchase obligations beyond what may be legally enforceable. We enter into contractual purchase commitments with suppliers and service vendors to support our information technology that are either necessary to operate our business or result from implementing strategic initiatives. In the following table, we show the timing of payments of total purchase obligations as of December 31, 2022:

		Payments Due by Period			
(dollars in millions)	Total	2023	2024-2025	2026-2027	Thereafter
Purchase obligations	$ 1,150	$ 1,097	$ 41	$ 9	$ 3

Other Long-term Liabilities

Other long-term liabilities in the table below includes obligations related to product service and warranty policies, estimated remediation costs and contractual indemnities, and are included in Other long-term liabilities on the "Consolidated Balance Sheets" in Item 8 of this Form 10-K. The timing of expected cash flows associated with these obligations is based upon management's estimates over the terms of these agreements and is largely based upon historical experience and were as follows as of December 31, 2022:

		Payments Due by Period			
(dollars in millions)	Total	2023	2024-2025	2026-2027	Thereafter
Other long-term liabilities	$ 303	$ 11	$ 160	$ 67	$ 65

The balance above includes $203 million of non-current contractual payables due to RTX for reimbursement of tax payments that RTX is responsible to pay after the Separation pursuant to the TMA. Otis will reimburse RTX for those tax payments through 2027.

Unrecognized Tax Benefits

Otis has unrecognized tax benefits of $386 million as of December 31, 2022, the timing of which is uncertain to become payable. See "Note 16: Income Taxes" in Item 8 in this Form 10-K for additional discussion on unrecognized tax benefits.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Our primary market exposures are to fluctuations in foreign currency exchange rates, commodity prices and interest rates. To manage certain of those exposures, we use derivative instruments, including forward contracts. Derivative instruments utilized by us in our hedging activities are viewed as risk management tools, involve relatively little complexity and are not used for trading or speculative purposes. We diversify the counterparties used and monitor the concentration of risk to limit our counterparty exposure.

To quantify our market risk exposure, we perform a sensitivity analysis based on hypothetical changes in foreign currency exchange rates and interest rates.

Refer to "Note 2: Summary of Significant Accounting Policies", "Note 10: Borrowings and Lines of Credit" and "Note 18: Financial Instruments" in Item 8 in this Form 10-K for additional discussion of foreign currency exchange, interest rates and financial instruments, including the average aggregate notional amount of our outstanding foreign currency and commodity price hedges during 2022 and 2021.

Foreign Currency Exposures

The value of certain foreign currencies as compared to the U.S. Dollar may impact Otis' financial results. We have a high volume of foreign currency exposures that result from our international sales, purchases, investments and other international transactions. International sales were approximately $9.9 billion, $10.6 billion and $9.3 billion in 2022, 2021 and 2020, respectively.

We manage foreign currency exposures that are associated with committed foreign currency purchases and sales as well as foreign currency denominated assets and liabilities that are created in the ordinary course of business. More than insignificant exposures, that cannot be naturally offset, are generally hedged with foreign currency derivatives. The aggregate notional amount of our outstanding foreign currency hedges was $3.7 billion and $3.2 billion as of December 31, 2022 and 2021, respectively. Foreign currency forward contracts are sensitive to changes in foreign currency exchange rates. An unfavorable exchange rate movement of 10% to our portfolio of foreign currency contracts would have resulted in an increase in unrealized losses of $39 million and $8 million as of December 31, 2022 and 2021, respectively. Such losses or gains would be offset by corresponding gains or losses in the remeasurement of the underlying transactions being hedged. We believe these foreign currency forward exchange contracts and the offsetting underlying commitments, when taken together, do not create material market risk.

For our non-U.S. based entities, a substantial portion of revenues are generated and costs are incurred in local currencies. We transact business in various foreign currencies, which exposes our cash flows and earnings to changes in foreign currency exchange rates. We periodically enter into sales contracts denominated in currencies other than the functional currency of the parties to the transaction, which can create foreign exchange exposure. While the objective of the hedging program is to minimize the foreign currency exchange impact on operating results, there are typically variances between the hedging gains or losses and the translational impact due to the length of hedging contracts, changes in the sales profile, volatility in the exchange rates and other such operational considerations. Otis does not enter into hedging contracts for speculative purposes.

As discussed in "Note 18: Financial Instruments" in Item 8 in this Form 10-K, as of December 31, 2022 we have ¥21.5 billion ($163 million) of Japanese Yen denominated long-term debt, which qualifies as a net investment hedge against our investments in Japanese businesses. As of December 31, 2022, the net investment hedge is deemed to be effective.

As discussed in "Note 10: Borrowings and Lines of Credit" in Item 8 in this Form 10-K, as of December 31, 2022 we have €1.6 billion ($1.7 billion) of Euro denominated long-term debt. This debt was issued by a subsidiary with Euro functional currency and the proceeds were used to fund the Tender Offer for Zardoya Otis. The currency effects of this debt are reflected in the Accumulated other comprehensive income (loss) within Shareholder's (Deficit) Equity in the Balance Sheet in Item 8 in this Form 10-K.

Commodity Price Risk

The fluctuation in prices of certain raw materials may impact Otis' financial results. We are exposed to volatility in the prices of commodities used in some of our products and component parts, such as steel, aluminum and copper, among others. When possible and appropriate, we maintain fixed price contracts on raw materials and component parts. However, we are prone to exposure as these contracts expire. When possible and appropriate, we also include price escalation linked to commodity prices in contracts with our customers and take pricing actions for future contracts. However, products and services delivered to our customers can be provided a year or more after being agreed to, and not all raw material price increases can be passed along to customers with existing contracts. Therefore, when commodity price risk is not mitigated by other methods, we may enter into hedging contracts. Otis does not enter into hedging contracts for speculative purposes.

Commodity hedging contracts are sensitive to changes in commodity prices, but any losses or gains would be offset by corresponding gains or losses in the underlying commodity purchases being hedged. Therefore, we believe these commodity hedging contracts and the offsetting underlying purchases, when taken together, do not create material market risk.

Interest Rate Risk

Our long-term debt portfolio consists of fixed-rate instruments, and, therefore, any fluctuation in market interest rates is not expected to have a material effect on the Company's results of operations. A 100 basis points increase in interest rates would have had an approximate $400 million and $600 million reduction on the fair value of our fixed-rate debt as of December 31, 2022 and 2021, respectively. Additionally, the investors in our fixed-rate debt obligations generally do not have the right to demand we pay off these obligations prior to maturity. Therefore, we believe our exposure to interest rate risk on our fixed-rate debt is not material.

From time to time, we may hedge floating rates using interest rate swaps. The hedges would be designated as fair value hedges and the gains and losses on the swaps would be reported in interest expense, reflecting that portion of interest expense at a variable rate.

Item 8. Financial Statements and Supplementary Data

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND
FINANCIAL STATEMENT SCHEDULE

(All other schedules are not required and have been omitted)

Management's Report on Internal Control over Financial Reporting

The management of Otis is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Management has assessed the effectiveness of Otis' internal control over financial reporting as of December 31, 2022. In making its assessment, management has utilized the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control - Integrated Framework* (2013). Management concluded that based on its assessment, Otis' internal control over financial reporting was effective as of December 31, 2022. The effectiveness of Otis' internal control over financial reporting, as of December 31, 2022, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

OTIS WORLDWIDE CORPORATION
(Registrant)

by: _____/s/ JUDITH F. MARKS_____

Judith F. Marks

Chair, President and Chief Executive Officer

by: _____/s/ ANURAG MAHESHWARI_____

Anurag Maheshwari

Executive Vice President and Chief Financial Officer

by: _____/s/ MICHAEL P. RYAN_____

Michael P. Ryan

Vice President and Chief Accounting Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Otis Worldwide Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Otis Worldwide Corporation and its subsidiaries (the "Company") as of December 31, 2022 and 2021, and the related consolidated statements of operations, of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes and financial statement schedule listed in the accompanying index (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition - Estimated Costs at Completion for New Equipment Contracts

As described in Notes 2 and 23 to the consolidated financial statements, the Company recognized $5.9 billion of revenue from new equipment contracts for the year ended December 31, 2022. For new equipment contracts, equipment and installation are typically procured in a single contract providing the customer with a complete installed elevator or escalator unit. The combination of equipment and installation promises are typically a single performance obligation. For these performance obligations, revenue is recognized over time using costs incurred to date relative to total estimated costs at completion to measure progress. As disclosed by management, contract costs are usually incurred over a period of time, which can be several years, and the estimation of these costs requires management's judgment. The long-term nature of the contracts, the complexity of the products and the scale of the projects can affect management's ability to estimate costs precisely. Management reviews cost estimates on significant new equipment contracts on a quarterly basis and, for others, no less frequently than annually or when circumstances change and warrant a modification to a previous estimate. Management records changes in contract estimates using the cumulative catch-up method and reviews changes in contract estimates for their impact on net sales or operating profit in the consolidated financial statements. Contract costs included in the calculation are comprised of labor, materials, subcontractors' costs or other direct costs and indirect costs, which include indirect labor costs.

The principal considerations for our determination that performing procedures relating to revenue recognition - estimated costs at completion for new equipment contracts is a critical audit matter are the significant judgment by management to determine the estimated costs at contract completion, which in turn led to significant auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence related to the estimated expected labor and indirect labor costs used in the development of estimated costs at contract completion.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls over the determination of the estimated costs at contract completion and development of the significant assumptions related to the estimated expected labor and indirect labor costs. These procedures also included, among others, evaluating and testing management's process for developing and modifying estimated costs at contract completion for a sample of contracts, which included evaluating the reasonableness of significant assumptions related to the estimated expected labor and indirect labor costs considered by management specific to each contract. Evaluating the reasonableness of the estimated expected labor and indirect labor costs involved assessing management's ability to reasonably estimate costs at completion by (i) testing costs incurred to date and obtaining a sample of executed contracts and related change orders, (ii) performing a comparison of the margin, driven by the estimated and actual costs incurred, to that of similar completed equipment contracts, and (iii) evaluating the timely identification of circumstances that may warrant a modification to estimated total cost to complete.

/s/ PricewaterhouseCoopers LLP
Hartford, Connecticut
February 3, 2023

We have served as the Company's auditor since 2019.

OTIS WORLDWIDE CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS

(dollars in millions, except per share amounts; shares in millions)	2022	2021	2020
Net sales:			
Product sales	$ 5,864	$ 6,428	$ 5,371
Service sales	7,821	7,870	7,385
	13,685	14,298	12,756
Costs and expenses:			
Cost of products sold	4,949	5,293	4,439
Cost of services sold	4,816	4,812	4,538
Research and development	150	159	152
Selling, general and administrative	1,763	1,948	1,924
	11,678	12,212	11,053
Other income (expense), net	26	22	(64)
Operating profit	2,033	2,108	1,639
Non-service pension cost (benefit)	2	11	6
Interest expense (income), net	143	136	122
Net income before income taxes	1,888	1,961	1,511
Income tax expense	519	541	455
Net income	1,369	1,420	1,056
Less: Noncontrolling interest in subsidiaries' earnings	116	174	150
Net income attributable to Otis Worldwide Corporation	$ 1,253	$ 1,246	$ 906
Earnings per share (Note 3):			
Basic	$ 2.98	$ 2.91	$ 2.09
Diluted	$ 2.96	$ 2.89	$ 2.08
Weighted average number of shares outstanding			
Basic shares	420.0	427.7	433.2
Diluted shares	423.0	431.4	434.6

See accompanying Notes to Consolidated Financial Statements.

OTIS WORLDWIDE CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(dollars in millions)	2022		2021		2020	
Net income	$	**1,369**	$	1,420	$	1,056
Other comprehensive income (loss):						
Foreign currency translation adjustments, net of tax		**(55)**		(53)		8
Pension and postretirement benefit plan adjustments:						
Net actuarial gain (loss)		**146**		71		(43)
Amortization of actuarial loss and prior service credit		**10**		18		15
Other		**11**		13		(19)
		167		102		(47)
Tax benefit (expense)		**(47)**		(27)		11
Pension and postretirement benefit plan adjustments, net of tax		**120**		75		(36)
Change in unrealized cash flow hedging:						
Unrealized cash flow hedging gain (loss)		**(3)**		(1)		10
Adjustment for net (gain) loss realized and included in net income		**(1)**		4		(3)
Change in unrealized cash flow hedging, net of tax		**(4)**		3		7
Other comprehensive income (loss), net of tax		**61**		25		(21)
Comprehensive income (loss), net of tax		**1,430**		1,445		1,035
Less: Comprehensive (income) loss attributable to noncontrolling interest		**(6)**		(147)		(186)
Comprehensive income attributable to Otis Worldwide Corporation	$	**1,424**	$	1,298	$	849

See accompanying Notes to Consolidated Financial Statements.

OTIS WORLDWIDE CORPORATION
CONSOLIDATED BALANCE SHEETS

(dollars in millions)		2022		2021
Assets				
Cash and cash equivalents	$	**1,189**	$	1,565
Restricted cash		**5**		1,910
Accounts receivable (net of allowance for expected credit losses of $152 and $175)		**3,357**		3,232
Contract assets		**664**		550
Inventories		**617**		622
Other current assets		**311**		382
Total Current Assets		**6,143**		8,261
Future income tax benefits		**285**		335
Fixed assets, net		**719**		774
Operating lease right-of-use assets		**449**		526
Intangible assets, net		**369**		419
Goodwill		**1,567**		1,667
Other assets		**287**		297
Total Assets	$	**9,819**	$	12,279
Liabilities and Equity (Deficit)				
Short-term borrowings and current portion of long-term debt	$	**670**	$	24
Accounts payable		**1,717**		1,556
Accrued liabilities		**1,794**		1,993
Contract liabilities		**2,662**		2,674
Total Current Liabilities		**6,843**		6,247
Long-term debt		**6,098**		7,249
Future pension and postretirement benefit obligations		**392**		558
Operating lease liabilities		**315**		336
Future income tax obligations		**279**		267
Other long-term liabilities		**556**		606
Total Liabilities		**14,483**		15,263
Commitments and contingent liabilities (Note 22)				
Redeemable noncontrolling interest		**135**		160
Shareholders' (Deficit) Equity:				
Common Stock and additional paid-in-capital		**162**		119
Treasury Stock		**(1,575)**		(725)
Accumulated deficit		**(2,865)**		(2,256)
Accumulated other comprehensive income (loss)		**(592)**		(763)
Total Shareholders' Equity (Deficit)		**(4,870)**		(3,625)
Noncontrolling interest		**71**		481
Total Equity (Deficit)		**(4,799)**		(3,144)
Total Liabilities and Equity (Deficit)	$	**9,819**	$	12,279

See accompanying Notes to Consolidated Financial Statements.

OTIS WORLDWIDE CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(dollars in millions, except per share amounts)	Common Stock and Additional Paid-In Capital	Treasury Stock	Accumulated Deficit	UTC Net Investment (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' (Deficit) Equity	Noncontrolling Interest	Total (Deficit) Equity	Redeemable Noncontrolling Interest
Balance as of December 31, 2019	$ —	$ —	$ —	$ 2,430	$ (758)	1,672	456	$ 2,128	$ 198
Adoption of credit loss standard, net of tax (Note 2)	—	—	—	(25)	—	(25)	—	(25)	—
Net transfers to UTC and Separation-related transactions	—	—	—	(6,150)	—	(6,150)	—	(6,150)	—
Issuance of Common Stock and reclassification of deficit	4	—	(3,584)	3,580	—	—	—	—	—
Net income	—	—	741	165	—	906	138	1,044	12
Other comprehensive income (loss), net of tax	—	—	—	—	(57)	(57)	34	(23)	2
Stock-based compensation and Common Stock issued under employer plans	55	—	—	—	—	55	—	55	—
Cash dividends declared ($0.60 per Common Share)	—	—	(260)	—	—	(260)	—	(260)	—
Dividends attributable to noncontrolling interest	—	—	—	—	—	—	(138)	(138)	(9)
Acquisitions, disposals and other changes	—	—	(3)	—	—	(3)	(23)	(26)	(9)
Balance as of December 31, 2020	**$ 59**	**$ —**	**$ (3,106)**	**$ —**	**$ (815)**	**$ (3,862)**	**$ 467**	**$ (3,395)**	**$ 194**
Net income	—	—	1,246	—	—	1,246	163	1,409	11
Other comprehensive income (loss), net of tax	—	—	—	—	52	52	(15)	37	(12)
Stock-based compensation and Common Stock issued under employer plans	62	—	(2)	—	—	60	—	60	—
Cash dividends declared ($0.92 per Common Share)	—	—	(393)	—	—	(393)	—	(393)	—
Repurchase of Common Shares	—	(725)	—	—	—	(725)	—	(725)	—
Dividends attributable to noncontrolling interest	—	—	—	—	—	—	(145)	(145)	(11)
Acquisitions, disposals and other changes	(2)	—	(1)	—	—	(3)	11	8	(22)
Balance as of December 31, 2021	**$ 119**	**$ (725)**	**$ (2,256)**	**$ —**	**$ (763)**	**$ (3,625)**	**$ 481**	**$ (3,144)**	**$ 160**
Net income	—	—	1,253	—	—	1,253	101	1,354	15
Other comprehensive income (loss), net of tax	—	—	—	—	171	171	(12)	159	(98)
Stock-based compensation and Common Stock issued under employer plans	61	—	(2)	—	—	59	—	59	—
Cash dividends declared ($1.11 per Common Share)	—	—	(465)	—	—	(465)	—	(465)	—
Repurchase of Common Shares	—	(850)	—	—	—	(850)	—	(850)	—
Dividends attributable to noncontrolling interest	—	—	—	—	—	—	(86)	(86)	(14)
Reclassification of noncontrolling interest to forward purchase agreement and redeemable noncontrolling interest (Note 1)	—	—	(1,482)	—	—	(1,482)	(403)	(1,885)	1,476
Acquisitions, disposals and other changes	(18)	—	87	—	—	69	(10)	59	(1,404)
Balance as of December 31, 2022	**$ 162**	**$ (1,575)**	**$ (2,865)**	**$ —**	**$ (592)**	**$ (4,870)**	**$ 71**	**$ (4,799)**	**$ 135**

See accompanying Notes to Consolidated Financial Statements.

OTIS WORLDWIDE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in millions)	2022	2021	2020
Operating Activities:			
Net income	$ 1,369	$ 1,420	$ 1,056
Adjustments to reconcile net income to net cash flows provided by operating activities, net of acquisitions and dispositions:			
Depreciation and amortization	191	203	191
Deferred income tax expense (benefit)	(16)	(92)	(51)
Stock compensation cost	67	65	63
Loss on fixed asset impairment	—	—	71
Change in:			
Accounts receivable, net	(309)	(152)	(163)
Contract assets and liabilities, current	38	53	282
Inventories	(65)	14	(76)
Other current assets	52	43	28
Accounts payable	272	130	20
Accrued liabilities	(84)	72	(14)
Pension and postretirement contributions	(34)	(37)	(64)
Other operating activities, net	79	31	137
Net cash flows provided by operating activities	1,560	1,750	1,480
Investing Activities:			
Capital expenditures	(115)	(156)	(183)
Acquisitions of businesses and intangible assets, net of cash (Note 9)	(46)	(80)	(53)
Dispositions of businesses, net of cash (Note 9)	61	—	—
Proceeds from sale of (investments in) marketable securities	(7)	40	(51)
Receipts (payments) on settlements of derivative contracts	65	73	(69)
Other investing activities, net	9	34	3
Net cash flows provided by (used in) investing activities	(33)	(89)	(353)
Financing Activities:			
Net proceeds from (repayments of) borrowings (maturities of 90 days or less)	113	(304)	647
Proceeds from borrowings (maturities longer than 90 days)	—	152	—
Repayments of borrowings (maturities longer than 90 days)	—	(503)	—
Proceeds from issuance of long-term debt	—	2,030	6,300
Payment of debt issuance costs	—	(25)	(43)
Repayment of long-term debt	(500)	—	(1,000)
Dividends paid on Common Stock	(465)	(393)	(260)
Repurchases of Common Stock	(850)	(725)	—
Dividends paid to noncontrolling interest	(118)	(155)	(149)
Acquisition of Zardoya Otis shares (Note 1)	(1,802)	—	—
Net transfers to UTC	—	—	(6,330)
Other financing activities, net	(30)	(19)	(9)
Net cash flows provided by (used in) financing activities	(3,652)	58	(844)
Effect of foreign exchange rate changes on cash and cash equivalents	(157)	(43)	59
Net increase (decrease) in cash and cash equivalents	(2,282)	1,676	342
Cash, cash equivalents and restricted cash, beginning of year	3,477	1,801	1,459
Cash, cash equivalents and restricted cash, end of year	1,195	3,477	1,801
Less: Restricted cash	6	1,912	19
Cash and cash equivalents, end of period	$ 1,189	$ 1,565	$ 1,782
Supplemental cash flow information:			
Interest paid	$ 134	$ 129	$ 81
Income taxes paid, net of (refunds) (including related party of $(15) in 2020)	562	552	561

See accompanying Notes to Consolidated Financial Statements.

Note 1: Business Overview

Otis (as defined below) is the world's largest elevator and escalator manufacturing, installation and service company. Our operations are classified into two segments: New Equipment and Service. Through the New Equipment segment, we design, manufacture, sell and install a wide range of passenger and freight elevators, as well as escalators and moving walkways, for residential, commercial and infrastructure projects. The Service segment provides maintenance and repair services for both our products and those of other manufacturers, and provides modernization services to upgrade elevators and escalators.

On November 26, 2018, United Technologies Corporation, subsequently renamed to Raytheon Technologies Corporation on April 3, 2020 ("UTC" or "RTX", as applicable), announced its intention to spin-off its Otis reportable segment and its Carrier reportable segment into two separate publicly-traded companies (the "Separation"). On April 3, 2020, the Company became an independent publicly-traded company through a pro-rata distribution of 0.5 shares of Common Stock for every share of UTC common stock held at the close of business on the record date of March 19, 2020 ("Distribution"). Otis began to trade as a separate public company (New York Stock Exchange ("NYSE"): OTIS) on April 3, 2020.

Unless the context otherwise requires, references to "Otis", "we", "us", "our" and "the Company" refer to (i) Otis Worldwide Corporation's business prior to the Separation and (ii) Otis Worldwide Corporation and its subsidiaries following the Separation, as applicable. References to "UTC" relate to pre-Separation matters, and references to "RTX" relate to post-Separation matters.

Sale of Russia Business

The Company sold its business in Russia during 2022. See Note 9, "Business Acquisitions, Dispositions, Goodwill and Intangible Assets" for additional information regarding the sale of our Russia business.

Zardoya Otis Tender Offer

The Company previously announced its Tender Offer to acquire all of the issued and outstanding shares of Zardoya Otis not owned by the Company in cash, and its intention to delist the shares of Zardoya Otis from the Spanish stock exchanges subsequent to the Tender Offer (the "Tender Offer"). The price per share of the Tender Offer was €7.07 in cash as of March 31, 2022, after adjustments for dividends paid. The Tender Offer was approved by the Spanish regulator on February 28, 2022. As a result of the Tender Offer approval, the issued and outstanding shares of Zardoya Otis owned by Euro Syns, S.A. ("Euro Syns") were reclassified to current liabilities as Forward purchase agreement, and the remaining shares not owned by the Company were deemed redeemable at the option of the other shareholders and were reclassified from Noncontrolling interest to Redeemable noncontrolling interest on our Consolidated Financial Statements. The difference between the historical noncontrolling interest carrying value in the balance sheet and the fair value of the Tender Offer was recorded to Accumulated deficit.

The results of the Tender Offer were announced on April 7, 2022, with tenders, including Euro Syns' shares, of 45.49% of the shares outstanding accepted, resulting in the Company owning 95.51% of Zardoya Otis. The shares tendered to the Company were settled in cash on April 12, 2022 for approximately €1.5 billion from the Company's restricted cash held in escrow. The acquisition and settlement of the remaining issued and outstanding shares of Zardoya Otis not owned by the Company occurred in the second quarter for approximately €150 million. The automatic delisting of Zardoya Otis shares occurred on May 9, 2022. Zardoya Otis was then renamed Otis Mobility S.A. ("Otis Mobility").

The Company owned a controlling interest and had operational control of Otis Mobility (formerly Zardoya Otis) as of and for the years ended December 31, 2022, 2021 and 2020, and therefore its financial results are included in our Consolidated Financial Statements. The Company owned 50.02% of Otis Mobility prior to the Tender Offer and 100% after completion of the Tender Offer. See Note 10, "Borrowings and Lines of Credit" for additional information regarding financing agreements entered into by the Company and its subsidiaries in connection with the Tender Offer.

Note 2: Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation. Prior to the Separation on April 3, 2020, our historical financial statements were prepared on a standalone combined basis and were derived from the consolidated financial statements and accounting records of our former parent, UTC. For the period subsequent to April 3, 2020, our financial statements are presented on a consolidated basis as the Company became a standalone public company (collectively, the financial statements for all periods presented, including the historical results of the Company prior to April 3, 2020, are now referred to as "Consolidated Financial Statements" to reflect this change). They have been prepared in accordance with the instructions to Form 10-K.

Prior to the Separation on April 3, 2020, the Consolidated Statements of Operations included all revenues and costs directly attributable to Otis, including costs for facilities, functions and services used by Otis. Costs for certain functions and services performed by centralized UTC organizations were directly charged to Otis based on specific identification when possible or based on a reasonable allocation driver such as net sales, headcount, usage or other allocation methods. All charges and allocations for facilities, functions and services performed by UTC organizations have been deemed settled in cash by Otis to UTC in the period in which the cost was recorded on the Consolidated Statements of Operations. Current and deferred income taxes were determined based on the standalone results of Otis. However, because the Company was included in our former parent UTC's tax group in certain jurisdictions, the Company's actual tax balances may differ from those reported. The Company's portion of its domestic income taxes and certain income taxes for jurisdictions outside the U.S. are deemed to have been settled in the period the related tax expense was recorded prior to the Separation.

The Consolidated Financial Statements include the accounts of Otis and its controlled subsidiaries, as well as entities where Otis has a variable interest and is the primary beneficiary as defined by Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 810, *Consolidation*. The factors we use to determine the primary beneficiary of a variable interest entity ("VIE") may include decision authority, control over management of day-to-day operations and the amount of our equity investment in relation to others' investments.

All significant intracompany accounts and transactions within the Company have been eliminated in the preparation of the Consolidated Financial Statements.

Certain amounts for prior years have been reclassified to conform to the current year presentation, which are immaterial.

Use of Estimates. The preparation of the Consolidated Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. In addition, estimates and assumptions may impact the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

We assessed certain accounting matters that generally require consideration of forecasted financial information in the context of the information reasonably available to us and the unknown future impacts of coronavirus ("COVID-19") as of December 31, 2022 and 2021, and through the date of this report. The accounting matters assessed included, but were not limited to, our allowance for credit losses, the carrying value of our goodwill and other long-lived assets, financial assets and revenue recognition. While there was not a material impact to our Consolidated Financial Statements as of and for the years ended December 31, 2022, 2021 and 2020 resulting from our assessments of these matters, future assessment of our current expectations at that time of the magnitude and duration of COVID-19, as well as other factors, could result in material impacts to our Consolidated Financial Statements in future reporting periods.

Cash and Cash Equivalents. Cash and cash equivalents includes cash on hand, demand deposits and short-term cash investments that are highly liquid in nature and have original maturities of three months or less.

Restricted Cash. In certain circumstances we are required to maintain cash deposits with certain banks with respect to contractual or other legal obligations, and therefore the use of these cash deposits for general operational purposes is restricted. Restricted cash as of December 31, 2022 and 2021 was approximately $6 million and $1.9 billion, respectively, including cash held in escrow to fund the Tender Offer as of December 31, 2021. The non-current portion of restricted cash is $1 million and $2 million as of December 31, 2022 and 2021, respectively, and is included in Other assets on the Consolidated Balance Sheets.

Accounts Receivable. The Company records accounts receivables when the right to consideration becomes unconditional. We regularly evaluate the collectability of our accounts receivable and maintain reserves for expected credit losses. See Note 6, "Accounts Receivable, Net" for additional information on the Company's policy for evaluation of expected credit losses. We do not believe that accounts receivable represent significant concentrations of credit risk because of the diversified portfolio of individual customers and geographic areas.

Retainage and Unbilled Receivables. Current and long-term accounts receivable as of December 31, 2022 and 2021 include retainage of $60 million and $75 million, respectively, and unbilled receivables of $103 million and $109 million, respectively. Retainage represents amounts that, pursuant to the applicable contract, are not due until after project completion and acceptance by the customer. Unbilled receivables represent revenues that are earned but may not be currently billable to the customer under the terms of the contract. These items are expected to be billed and collected in the ordinary course of business. Unbilled receivables where we have an unconditional right to payment are included in Accounts receivable, net as of December 31, 2022 and 2021.

Customer Financing Notes Receivable. Through financing arrangements with our customers, we extend payment terms, which are generally not more than one year in duration.

Factoring. The Company may sell certain trade accounts and notes receivable to lending institutions to manage credit risk. Financial assets sold under these arrangements are excluded from Accounts receivable, net in the Company's Consolidated Balance Sheets at the time of sale if the Company has surrendered control over the related assets. Whether control has been relinquished requires, among other things, an evaluation of relevant legal considerations and an assessment of the nature and extent of the Company's continuing involvement with the assets transferred. Gains and losses stemming from transfers reported as sales are included in Interest expense (income), net in the accompanying Consolidated Statements of Operations.

Contract Assets and Liabilities. Contract assets and liabilities represent the difference in the timing of revenue recognition from receipt of cash from our customers and billings.

Contract assets reflect revenue recognized and performance obligations satisfied in advance of customer billing. Performance obligations partially satisfied in advance of customer billings are included in Contract assets, current. Contract liabilities relate to payments received in advance of the satisfaction of performance under the contract. We receive payments from customers based on the terms established in our contracts. See Note 4, "Contract Assets and Liabilities" for further discussion of contract assets and liabilities.

Inventories. Inventories are stated at the lower of cost or estimated realizable value and are primarily based on a first-in, first-out method. Valuation write-downs for excess, obsolete and slow-moving inventory are estimated by comparing the inventory levels of individual parts to both future sales forecasts or production requirements and historical usage rates in order to identify inventory where the resale value or replacement value is less than inventoriable cost. See Note 7, "Inventories" for further details of the inventories by classification.

Fixed Assets. Fixed assets, including software capitalized for internal-use, are recorded at cost. Depreciation of fixed assets is computed over the fixed assets' useful lives on a straight-line basis, unless another systematic and rational basis is more representative of the fixed asset's pattern of use. See Note 8, "Fixed Assets" for further details of useful lives.

Internal Use Software. The Company capitalizes direct costs of services used in the development of, and external software acquired for use as, internal-use software. Amounts capitalized are amortized over a period ranging from three to five years, on a straight-line basis, unless another systematic and rational basis is more representative of the software's use. Amounts are reported as a component of Machinery and equipment.

Asset Retirement Obligations. The Company records the fair value of legal obligations associated with the retirement of tangible long-lived assets in the period in which the legal obligations are determined to exist. Upon initial recognition of a liability, the Company capitalizes the cost of the asset retirement obligation by increasing the carrying amount of the related long-lived asset. Over time, the liability is adjusted for changes in its present value and the capitalized cost is depreciated over the useful life of the related asset.

Fair Value of Financial Instruments. The fair value hierarchy is based on inputs to valuation techniques that are used to measure fair value that are either observable or unobservable. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources, while unobservable inputs reflect a reporting entity's pricing based upon their own market assumptions. The fair value hierarchy consists of the following three levels:

Level I – Quoted prices for identical instruments in active markets.

Level II – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level III – Instruments whose significant value drivers are unobservable.

The carrying amount of current trade receivables, accounts payable and accrued expenses approximates fair value due to the short maturity (less than one year) of the instruments.

Equity Method Investments. Entities in which we have the ability to exercise significant influence, but do not control, are accounted for under the equity method of accounting and are included in Other assets on the Consolidated Balance Sheets. Under this method of accounting, our share of the net earnings or losses of the investee entity is included in Other income (expense), net in the Consolidated Statements of Operations since the activities of the investee entity are closely aligned with the operations of the Company. We evaluate our equity method investments whenever events or changes in circumstance indicate that the carrying amounts of such investments may be impaired. If a decline in the value of an equity method investment is determined to be other than temporary, a loss is recorded in earnings in the current period.

Business Combinations. We account for transactions that are classified as business combinations in accordance with the FASB ASC Topic 805: *Business Combinations*. Once a business is acquired, the fair values of the identifiable assets acquired and liabilities assumed are determined with the excess cost recorded to goodwill. As required, preliminary fair values are determined once a business is acquired, with the final determination of the fair values being completed within the one-year measurement period from the date of acquisition.

Goodwill, Intangible Assets and Long-Lived Assets. Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired businesses. Intangible assets consist of service portfolios, patents, trademarks/trade names, customer relationships and other intangible assets. Acquired intangible assets are recognized at fair value during acquisition accounting and then amortized to Cost of products and services sold and Selling, general and administrative over the applicable useful lives.

Goodwill and Indefinite-Lived Intangible Assets. Goodwill and intangible assets deemed to have indefinite lives are not amortized. Goodwill and indefinite-lived intangible assets are subject to impairment testing annually or when a triggering event occurs using the guidance and criteria described in FASB ASC Topic 350: *Intangibles – Goodwill and Other*. This testing compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value.

We test goodwill for impairment at a level within the Company referred to as the reporting unit, which is one level below the operating segment level. When testing goodwill for impairment, the Company may first assess qualitative factors. If an initial qualitative assessment identified that it is more likely than not that the fair value of a reporting unit is less than its carrying value, additional quantitative testing is performed. The Company may also elect to skip the qualitative testing and proceed directly to the quantitative testing. If the quantitative testing indicates that goodwill is impaired, an impairment charge is recognized based on the difference between the reporting unit's carrying value and its fair value. When it is determined that a quantitative analysis is required, the Company primarily utilizes a discounted cash flow methodology to calculate the fair value of its reporting units. The Company completed its most recent annual impairment testing as of July 1, 2022, and determined in the qualitative assessment that quantitative testing is not necessary. There were no triggering events since the annual impairment test.

Finite-Lived Intangible Assets and Long-Lived Assets. Useful lives of finite-lived intangible assets are estimated based upon the nature of the intangible asset. These intangible assets are amortized based on the pattern in which the economic benefits of the intangible assets are consumed or if straight-line amortization approximates the pattern of economic benefit, a straight-line amortization method may be used. The range of estimated useful lives is as follows:

Purchased service portfolios	5 to 25 years
Patents, trademarks/trade names	4 to 40 years
Customer relationships and other	1 to 20 years

The Company evaluates the potential impairment of long-lived assets, including finite-lived intangible assets whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. If the carrying value of other long-lived assets held and used exceeds the sum of the undiscounted expected future cash flows, the carrying value is written down to fair value. See Note 8, "Fixed Assets" and Note 9, "Business Acquisitions, Dispositions, Goodwill and Intangible Assets" for additional information regarding intangible assets and other long-lived assets.

Income Taxes. In the ordinary course of business, there is inherent uncertainty in quantifying our income tax positions. We assess our income tax positions and record tax benefits for all years subject to examination based upon management's evaluation of the facts, circumstances and information available at the reporting date. For those tax positions where it is more-likely-than-not that a tax benefit will be sustained, we have recorded the largest amount of tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where it is not more-likely-than-not that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements. Where applicable, associated interest expense has also been recognized. We recognize accrued interest related to unrecognized tax benefits in Interest expense (income), net. Penalties, if incurred, would be recognized as a component of Income tax expense.

The U.S. Tax Cuts and Jobs Act ("TCJA") subjects the Company to a tax on Global Intangible Low-Taxed Income ("GILTI"). GILTI is a tax on foreign income in excess of a deemed return on tangible assets of foreign corporations. We account for GILTI as a period cost as incurred.

Income taxes as presented in the Consolidated Financial Statements of the Company for periods prior to the Separation attribute current and deferred income taxes of our former parent, UTC, to the Company's stand-alone financial statements in a manner that is systematic, rational and consistent with the asset and liability method prescribed by FASB ASC Topic 740: *Income Taxes* ("ASC 740"). Accordingly, the Company's income tax provision for periods prior to the Separation was prepared following the separate return method. The separate return method applies ASC 740 to the stand-alone financial statements of each member of the consolidated group as if the group members were a separate taxpayer and a stand-alone enterprise. The calculation of our income taxes on a separate return basis requires a considerable amount of judgment and use of both estimates and allocations. As a result, actual transactions included in the consolidated financial statements of UTC may not be included in the Consolidated Financial Statements of the Company. Similarly, the tax treatment of certain items reflected in the Consolidated Financial Statements of the Company may not be reflected in the consolidated financial statements and tax returns of UTC. Therefore, such items as net operating losses, credit carry-forwards and valuation allowances may exist in the stand-alone financial statements that may or may not exist in UTC's consolidated financial statements. As such, the income taxes of the Company as presented in the Consolidated Financial Statements prior to the Separation may not be indicative of the income taxes that the Company will report in the future.

See Note 5, "Related Parties" and Note 16, "Income Taxes" for additional information.

Revenue Recognition. We recognize revenue in accordance with FASB ASC Topic 606: *Revenue from Contracts with Customers* and its related amendments, (referred to, collectively, as "ASC 606"). The Company's revenue streams include new equipment, maintenance and repair, and modernization. New equipment, modernization and repair services revenue are recognized over time as we are enhancing an asset the customer controls. Maintenance revenue is recognized on a straight-line basis over the life of the maintenance contract.

New Equipment, Modernization and Repair Services. For new equipment and modernization transactions, equipment and installation are typically procured in a single contract providing the customer with a complete installed elevator or escalator unit. The combination of equipment and installation promises are typically a single performance obligation. For repair services, the customer typically contracts for specific short-term services which form a single performance obligation.

For these performance obligations, revenue is recognized over time using costs incurred to date relative to total estimated costs at completion to measure progress. Incurred costs represent work performed, which corresponds with and best depicts transfer of control or the enhancement of the customer's assets. Contract costs included in the calculation are comprised of labor, materials, subcontractors' costs or other direct costs and indirect costs, which include indirect labor costs. Specific to new equipment and modernization arrangements, the Company, based on project progression, reviews cost estimates on significant contracts on a quarterly basis, and for others, no less frequently than annually or when circumstances change and warrant a modification to a previous estimate. These estimates form the basis for the amount of revenue to be recognized and include the latest updated total transaction price, costs and risks for each contract. These estimates for our ongoing contracts may materially change due to the change and completions of the contract scopes, cost estimates and customers' plans, among other factors.

For performance obligations recognized under the cost to cost method, we record changes in contract estimates using the cumulative catch-up method. Modifications are recognized as a cumulative catch-up or treated as a separate accounting contract if the modification adds distinct goods or services and the modification is priced at its stand-alone selling price.

Maintenance. Our customers purchase maintenance contracts which include services such as required periodic maintenance procedures, preventive services and stand ready obligations to remediate issues with the elevator/escalator when and if they arise. Given the continuous nature of these services throughout the year, we recognize revenue on maintenance contracts on a straight-line basis which aligns with the cost profile of these services. Contractual changes are typically recognized prospectively as most modifications are extensions of the existing arrangement.

Transaction Price Considerations. Our contracts typically include fixed payments which are generally received as we progress under our contracts. As a result, we have not identified any significant financing elements in our contract, and our contracts do not have significant estimates related to variable consideration except in the case of a project having an underlying performance issue, which is rare. In situations where multiple performance obligations in a single contract (e.g., new equipment and maintenance) exist, the transaction price is allocated to each performance obligation in proportion to its stand-alone selling price. Estimates are made to account for changes in transaction prices attributable to pricing disputes that occur subsequent to the inception of contracts, based upon historical experience and the status of contracts.

Certain Costs to Obtain or Fulfill Contracts. Certain costs to obtain or fulfill a contract with a customer must be capitalized, to the extent recoverable from the associated contract margin, and subsequently amortized as the products or services are delivered to the customer. Sales commissions related to new equipment, modernization and maintenance contracts, excluding renewals, are capitalized as contract fulfillment costs and are amortized consistent with the pattern of transfer of the goods or services. Customer contract costs, which do not qualify for capitalization as contract fulfillment costs, are expensed as incurred.

Loss Contracts. Loss provisions on contracts are recognized to the extent that estimated contract costs exceed the estimated consideration from the products contemplated under the contractual arrangement. For new commitments, we generally record loss provisions at contract inception. For existing commitments, anticipated losses on contractual arrangements are recognized in the period in which losses become probable.

Remaining Performance Obligations ("RPO"). RPO represents the aggregate amount of total contract transaction price that is unsatisfied or partially unsatisfied. As of December 31, 2022, our total RPO was approximately $17.2 billion. Of the total RPO as of December 31, 2022, we expect approximately 91% will be recognized as sales over the following 24 months.

Additional disclosure required by ASC 606 is provided in Note 23, "Segment Financial Data", including disaggregation of revenue into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

Self-Insurance. The Company is primarily self-insured for a number of risks including, but not limited to, workers' compensation, general liability, automobile liability and employee-related healthcare benefits. The Company has obtained insurance coverage for amounts exceeding individual and aggregate loss limits. The Company accrues for known future claims and incurred but not reported losses within Accrued liabilities and Other long-term liabilities on the Consolidated Balance Sheets, totaling $270 million and $287 million as of December 31, 2022 and 2021, respectively.

Derivatives and Hedging Activity. We have used derivative instruments, principally forward contracts, to help manage certain foreign currency and commodity price exposures. Derivative instruments are viewed as risk management tools by us and are not used for trading or speculative purposes. By their nature, all financial instruments involve market and credit risks. We enter into derivative and other financial instruments with major investment grade financial institutions and have policies to monitor the credit risk of those counterparties. We limit counterparty exposure and concentration of risk by diversifying counterparties. While there can be no assurance, we do not anticipate any material non-performance by any of these counterparties.

Designated Derivative Instruments. Derivatives used for hedging purposes may be designated and effective as a hedge of the identified risk exposure at the inception of the contract. All derivative instruments are recorded on the Consolidated Balance Sheets at fair value. Derivatives are used to hedge foreign currency denominated balance sheet items and commodity prices for materials recognized in cost of sales, and are reported directly in earnings along with offsetting transaction gains and losses on the items being hedged. Derivatives used to hedge forecasted cash flows associated with foreign currency commitments or forecasted commodity purchases may be accounted for as cash flow hedges, as deemed appropriate. Gains and losses on derivatives designated as cash flow hedges are recorded in Other comprehensive income (loss), net of tax and reclassified to earnings as a component of product sales or expenses, as applicable, when the hedged transaction occurs. Gains and losses on derivatives designated as cash flow hedges are recorded in Other operating activities, net within the Consolidated Statement of Cash Flows until reclassification to earnings. To the extent that a previously designated hedging transaction is no longer an effective hedge, any ineffectiveness measured in the hedging relationship is recorded currently in earnings in the period it occurs.

Additional information pertaining to net investment hedging is included in Note 18, "Financial Instruments".

Non-Designated Derivative Instruments. To the extent the hedge accounting criteria are not applied, the foreign currency forward contracts and commodity price contracts are utilized as economic hedges and changes in the fair value of these contracts are recorded currently in earnings in the period in which they occur. Additional information pertaining to these contracts is included in Note 18, "Financial Instruments".

In addition, the Company periodically enters into sales contracts denominated in currencies other than the functional currency of the parties to the transaction. The Company accounts for these transactions separately valuing the embedded derivative component of these contracts. The changes in the fair value of these embedded derivatives are immaterial for the years ended December 31, 2022, 2021 and 2020.

Environmental. Environmental investigatory, remediation, operating and maintenance costs are accrued when it is probable that a liability has been incurred and the amount can be reasonably estimated. The most likely cost to be incurred is accrued based on an evaluation of currently available facts with respect to each individual site, including current laws, regulations and prior remediation experience. Where no amount within a range of estimates is more likely, the minimum is accrued. Liabilities with fixed or reliably determinable future cash payments are discounted. Accrued environmental liabilities are not reduced by potential insurance reimbursements. See Note 22, "Contingent Liabilities" for additional details on the environmental remediation activities.

Research and Development. These costs are expensed in the period incurred and are shown on a separate line of the Consolidated Statements of Operations. Research and development expenses, covering research and the advancement of potential new and improved products and their uses, primarily include salaries and other employment costs.

Other Income (Expense), Net. Other income (expense), net includes the impact of changes in the fair value and settlement of derivatives, gains or losses on sale of businesses and fixed assets, earnings from equity method investments, fair value changes on marketable securities, impairments, non-recurring Separation-related expenses, gains on insurance recoveries and certain other infrequent operating income and expense items.

Foreign Exchange. We conduct business in many different currencies and, accordingly, are subject to the inherent risks associated with foreign exchange rate movements. The financial position and results of operations of substantially all of our foreign subsidiaries are measured using the local currency as the functional currency. Foreign currency denominated assets and liabilities are translated into U.S. Dollars at the exchange rates existing at the respective balance sheet dates, and income and expense items are translated at the average exchange rates during the respective periods. The aggregate effects of translating the balance sheets of these subsidiaries are deferred within Accumulated other comprehensive income (loss).

Pension and Postretirement Obligations. Guidance under FASB ASC Topic 715: *Compensation – Retirement Benefits* requires balance sheet recognition of the overfunded or underfunded status of pension and postretirement benefit plans. Under this guidance, actuarial gains and losses, prior service costs or credits and any remaining transition assets or obligations that have not been recognized under previous accounting standards must be recognized in Other comprehensive income (loss), net of tax effects, until they are amortized as a component of net periodic benefit cost. Pension and postretirement obligation balances and related costs reflected within the Consolidated Financial Statements include both costs directly attributable to plans dedicated to Otis, as well as an allocation of costs for Otis employees' participation in our former parent, UTC's plans prior to Separation. See Note 13, "Employee Benefit Plans" for additional information.

Additional Paid-in Capital. Additional paid-in capital includes the value of stock-based award activity, as well as the difference between the cost of acquiring the Noncontrolling interest in consolidated subsidiaries and Otis' carrying value of the Noncontrolling interest associated with those subsidiaries.

The Company recorded $18 million and $2 million in 2022 and 2021, respectively, in Additional paid-in capital for transaction costs associated with the acquisition of shares of Otis Mobility (formerly Zardoya Otis) not owned by the Company. Refer to Note 1, "Business Overview" for additional information on the Tender Offer.

Noncontrolling Interest. Ownership interest in the Company's consolidated subsidiaries held by parties other than the Company are presented separately from Shareholders' (Deficit) Equity as "Noncontrolling interest" within equity on the Consolidated Balance Sheets. The amount of net income attributable to Otis Worldwide Corporation and the noncontrolling interest are both presented on the Consolidated Statements of Operations.

All noncontrolling interest with redemption features, such as put options or other contractual obligations to acquire the noncontrolling interest, that are not solely within our control are redeemable noncontrolling interest. Redeemable noncontrolling interest are reported in the mezzanine section of the Consolidated Balance Sheets, between Liabilities and equity (deficit), at the greater of redemption value or initial carrying value.

The activity attributable to noncontrolling interest and redeemable noncontrolling interest for the years ended December 31, 2022, 2021 and 2020 are presented in the Consolidated Statements of Changes in Equity.

UTC Net Investment. For periods prior to the Separation, UTC's Net Investment in the Company was presented as "UTC Net Investment (Deficit)" on the Consolidated Balance Sheets. The Consolidated Statements of Changes in Equity includes activity in UTC Net Investment (Deficit) for corporate allocations, net cash transfers and other property transfers between our former parent, UTC, and the Company, as well as related party receivables, payables and long-term debt between the Company and other UTC affiliates that were settled on a current basis. Prior to the Separation, UTC performed cash management and other treasury-related functions on a centralized basis for nearly all of its legal entities, which included the Company, and, consequently, the net cash generated by the Company in legal entities that participated in UTC's centralized cash management and financing programs was transferred to UTC through the related party accounts. See Note 5, "Related Parties" for additional information.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): *Measurement of Credit Losses on Financial Instrument*s. This ASU and its related amendments (collectively, the "Credit Loss Standard") modifies the impairment model to utilize an expected loss methodology in place of the incurred loss methodology for financial instruments including trade receivables, contract assets, long-term receivables and off-balance sheet credit exposures. The Credit Loss Standard requires consideration of a broader range of information to estimate expected credit losses, including historical information and current conditions through a reasonable forecast period. The Credit Loss Standard requires that the income statement reflect the measurement of credit losses for newly recognized financial assets as well as the expected increase or decrease of expected credit losses that have taken place during the period, which may result in earlier recognition of certain losses. We adopted this standard effective January 1, 2020 utilizing a modified retrospective approach. A cumulative-effect non-cash after-tax adjustment to retained earnings as of January 1, 2020 of $25 million was recorded.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): *Simplifying the Accounting for Income Taxes*. The amendments in this update remove certain exceptions of Topic 740 including: exception to the incremental approach for intraperiod tax allocation when there is a loss from continuing operations and income or gain from other items; exception to the requirement to recognize a deferred tax liability for equity method investments when a foreign subsidiary becomes an equity method investment; exception to the ability not to recognize a deferred tax liability for a foreign subsidiary when a foreign equity method investment becomes a subsidiary; exception to the general methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year. There are also additional areas of guidance in regards to: franchise and other taxes partially based on income and the interim recognition of enactment of tax laws and rate changes. The provisions of this ASU were effective for years beginning after December 15, 2020, with early adoption permitted. The Company adopted this standard effective January 1, 2021. The adoption of this ASU did not have a material impact on our Consolidated Financial Statements.

Future Accounting Pronouncements

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): *Facilitation of the Effects of Reference Rate Reform on Financial Reporting* ("ASU 2020-04")*, which provides temporary optional expedients and exceptions for applying generally accepted accounting principles to contracts, hedging relationships and other transactions affected by reference rate reform if certain criteria are met. The amendments in ASU 2020-04 apply only to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. Additionally, in December 2022, the FASB issued ASU 2022-06, Reference Rate Reform (Topic 848): *Deferral of the Sunset Date of Topic 848* ("ASU 2022-06"), which allows ASU 2020-04 to be adopted and applied prospectively to contract modifications made on or before December 31, 2024. We are currently evaluating the impact of adopting this standard but do not expect it to have a material impact on our Consolidated Financial Statements.

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): *Accounting for Contract Assets and Contract Liabilities from Contracts with Customers*. This ASU clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers. ASU 2021-08 is effective for fiscal years beginning after December 15, 2022, with early application permitted. We are currently evaluating the impact of adopting this standard, however we do not expect it to have a material impact on our Consolidated Financial Statements.

In September 2022, the FASB issued ASU 2022-04, *Liabilities - Supplier Finance Programs (Topic 450-50)*: *Disclosure of Supplier Finance Program Obligations*, which requires entities that use supplier finance programs in connection with the purchase of goods and services to disclose the key terms of the programs and information about obligations outstanding at the end of the reporting period, including a rollforward of those obligations. The guidance does not affect the recognition, measurement or financial statement presentation of supplier finance program obligations. ASU 2022-04 is effective for fiscal years beginning after December 15, 2022, except for the disclosure of rollforward information, which is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted. We are currently evaluating the impact of adopting this standard on our Consolidated Financial Statements.

Note 3: Earnings per Share

(dollars in millions, except per share amounts; shares in millions)		2022		2021		2020 *
Net income attributable to Otis Worldwide Corporation	$	**1,253**	$	1,246	$	906
Impact of redeemable noncontrolling interest		—		—		—
Net income attributable to common shareholders	$	**1,253**	$	1,246	$	906
Basic weighted average number of shares outstanding		**420.0**		427.7		433.2
Stock awards and equity units (share equivalent) [1]		**3.0**		3.7		1.4
Diluted weighted average number of shares outstanding		**423.0**		431.4		434.6
Earnings Per Share of Common Stock:						
Basic	$	**2.98**	$	2.91	$	2.09
Diluted	$	**2.96**	$	2.89	$	2.08

* The calculation of the basic and diluted earnings per share for all periods presented prior to the Separation on April 3, 2020 utilizes 433,079,455 shares of the Common Stock, which were the number of shares distributed to UTC shareholders of record as of March 19, 2020.

[1] Includes the dilutive impact of outstanding awards granted prior to the Separation from UTC and converted upon the Separation, in accordance with the Employee Matters Agreement.

The computation of diluted earnings per share excludes the effect of the potential exercise of stock awards, including stock appreciation rights and stock options, when the average market price of the Common Stock is lower than the exercise price of the related stock awards during the period because the effect would be anti-dilutive. In addition, the computation of diluted earnings per share excludes the effect of the potential exercise of stock awards when the awards' assumed proceeds exceed the average market price of the common shares during the period. There were 2.3 million, 0.1 million and 4.6 million of anti-dilutive stock awards excluded from the computation for 2022, 2021 and 2020 respectively.

For the purpose of the above diluted earnings per share computation, we included only the units associated with the converted Otis share-based awards. These awards were assumed to be outstanding beginning from the Separation date.

Note 4: Contract Assets and Liabilities

Contract assets reflect revenue recognized in advance of customer billing. Contract liabilities are recognized when a customer pays consideration, or we have a right to receive an amount of unconditional consideration, in advance of the satisfaction of performance obligations under the contract. We typically receive progress payments from our customers as we perform our work over time.

Total Contract assets and Contract liabilities as of December 31, 2022 and 2021 are as follows:

(dollars in millions)		2022		2021
Contract assets, current	$	664	$	550
Total contract assets		664		550
Contract liabilities, current		2,662		2,674
Contract liabilities, noncurrent (included within Other long-term liabilities)		52		52
Total contract liabilities		2,714		2,726
Net contract liabilities	$	2,050	$	2,176

Contract assets increased by $114 million during 2022 as a result of the progression of current contracts and timing of billing on customer contracts, partially offset by the impact foreign exchanges rates. Contract liabilities decreased by $12 million during 2022, due to contract billings in excess of revenue earned being more than offset by the impact of foreign exchange rates and a decrease of $102 million of contract liabilities due to the sale of our Russia business during 2022. During 2022, 2021 and 2020, we recognized revenue of $2.0 billion, $2.0 billion and $1.6 billion related to the contract liabilities as of January 1, 2022, January 1, 2021 and January 1, 2020, respectively.

Note 5: Related Parties

The Separation, as further described in Note 1, "Business Overview", was completed pursuant to a Separation and Distribution Agreement ("Separation Agreement") and other agreements with our former parent, UTC, and Carrier, related to the Separation, including but not limited to a transition services agreement (the "Transition Services Agreement" or "TSA"), a tax matters agreement (the "Tax Matters Agreement" or "TMA"), an employee matters agreement (the "Employee Matters Agreement" or "EMA") and an intellectual property agreement (the "Intellectual Property Agreement"). The Separation Agreement sets forth certain agreements with UTC and Carrier regarding the principal actions to be taken in connection with the Separation, including identifying the assets transferred, the liabilities assumed and the contracts transferred to each of UTC, Carrier and Otis as part of the Separation.

Under the TSA, which was substantially completed as of December 31, 2021, RTX provided the Company certain services and we provided certain services to RTX. The EMA allocates among Otis, UTC and Carrier the liabilities and responsibilities relating to employment matters, employee compensation and benefit plans, benefit programs and other related matters.

We entered into the TMA with our former parent UTC and Carrier that governs the parties' respective rights, responsibilities and obligations with respect to tax matters (including responsibility for taxes, entitlement to refunds, allocation of tax attributes, preparation of tax returns, control of tax contests and other tax matters). Subject to certain exceptions set forth in the TMA, Otis generally is responsible for federal, state and foreign taxes imposed on a separate return basis on Otis (or any of its subsidiaries) with respect to taxable periods (or portions thereof) that ended on or prior to the date of the Distribution. The TMA provides special rules that allocate responsibility for tax liabilities arising from a failure of the Separation transactions to qualify for tax-free treatment based on the reasons for such failure. The TMA also imposed restrictions on Otis during the two-year period following the Distribution that were intended to prevent certain transactions from failing to qualify as transactions that would generally be tax-free.

Net Transfers from (to) UTC and Separation Transactions. In connection with the Separation, certain assets and liabilities were contributed to the Company by our former parent, UTC, leading up to and at the time of the Separation. During 2020 prior to the Separation, net liabilities of $43 million were contributed to the Company by our former parent, UTC, primarily consisting of deferred tax assets and liabilities and fixed assets. Prior to the Separation, these non-cash contributions were recorded as Net transfers (to) from UTC on the Consolidated Statements of Changes in Equity through UTC Net Investment.

Upon Separation in 2020, the following were recorded as Net transfers (to) from UTC and Separation-related transactions on the Consolidated Statements of Changes in Equity through UTC Net Investment:

(dollars in millions)		
Cash and cash equivalents	$	220
Taxes and other		187
Total	$	407

Prior to the Separation, our former parent, UTC, paid Otis Cash and cash equivalents of $190 million in connection with the Separation Agreement, and $30 million as settlement of related party receivables due from UTC to Otis as a result of a cash overdraft as of March 31, 2020.

Additionally, the TCJA imposed a non-recurring toll charge, paid in installments over an 8-year period on deemed repatriated earnings of foreign subsidiaries as of December 31, 2017. Under the terms of the TMA, Otis will indemnify RTX for a percentage of the toll charge installment payments due after April 3, 2020. As a result, a portion of Otis' balance of Future income tax obligations corresponding to the toll charge was reclassified as a contractual indemnity obligation within Other long-term liabilities on the Consolidated Balance Sheets. The TMA also provides for RTX to indemnify Otis for certain foreign tax obligations as a result of Otis' inclusion in certain foreign consolidated tax returns prior to the Separation. As a result, Otis reflected this contractual indemnification asset within Other current assets and the related tax obligations within Accrued liabilities on the Consolidated Balance Sheets.

As a result of the Separation and the provisions of the TMA, Otis' total net tax-related liabilities on April 3, 2020 were reduced by $191 million, comprising the following impacts to the Consolidated Balance Sheets:

(dollars in millions)		Increase (Decrease)
Assets		
Other current assets	$	167
Total Current Assets		167
Future income tax benefits		(4)
Total Assets	$	163
Liabilities and (Deficit) Equity		
Accrued liabilities	$	110
Total Current Liabilities		110
Future income tax obligations		(377)
Other long-term liabilities		239
Total Liabilities		(28)
Total Shareholders' (Deficit) Equity		191
Total (Deficit) Equity		191
Total Liabilities and (Deficit) Equity	$	163

There were also $4 million of Other long-term liabilities recorded upon Separation on the Consolidated Balance Sheet.

In addition to Income taxes paid, net of (refunds) on the Consolidated Statements of Cash Flows, as a result of the TMA, the Company made payments of $56 million and $86 million in 2021 and 2020, respectively, for foreign tax obligations that were reimbursed by RTX.

Shared Costs. The Consolidated Financial Statements have been prepared on a standalone basis for the periods prior to the Separation on April 3, 2020, and for those periods are derived from the consolidated financial statements and accounting records of our former parent, UTC. Prior to the Separation, the Company had been managed and operated in the normal course of business with other affiliates of UTC, and UTC incurred corporate costs such as treasury, tax, accounting, human resources, audit, legal, purchasing, information technology and other such services. The costs associated with these services generally included all payroll and benefit costs, as well as overhead costs related to certain functions. All such amounts have been deemed to have been incurred and settled by the Company in the period in which the costs were recorded.

Accordingly, prior to the Separation, shared costs of $16 million were allocated to the Company for 2020, primarily reflected in Selling, general and administrative expense on the Consolidated Statements of Operations. There were no allocated centralized costs for the periods after the Separation.

Separation Costs. We have incurred non-recurring Separation costs as follows:

(dollars in millions)	2022	2021	2020
Separation costs	$ 1	$ 27	$ 119

Separation-related costs prior to the Separation primarily consisted of employee-related costs, costs to establish certain standalone functions and information technology systems, professional services fees, costs to exit from certain services previously provided under the TSA and other transaction-related costs to transition to being a standalone public company. Costs after the Separation primarily consist of costs to exit from certain services previously provided under the TSA and other transaction-related costs to transition to being a standalone public company. Separation costs of $3 million, $16 million and $106 million, in 2022, 2021 and 2020, respectively, are recorded in Selling, general and administrative expense on the Consolidated Statements of Operations. Additional Separation-related items, which are recorded in Other income (expense), net, include adjustments to indemnification assets due from RTX related to the finalization of tax settlements in accordance with the TMA and other Separation-related costs.

Separation costs in 2021 and 2020 are partially offset by income tax benefits of $15 million and $20 million, respectively. Separation costs in 2022 resulted in an income tax expense of less than $1 million.

Note 6: Accounts Receivable, Net

Accounts receivable, net consisted of the following as of December 31:

(dollars in millions)	2022	2021
Trade receivables	$ 3,231	$ 3,117
Unbilled receivables	103	109
Miscellaneous receivables	91	88
Customer financing notes receivable	84	93
	3,509	3,407
Less: allowance for expected credit losses	152	175
Balance	$ 3,357	$ 3,232

Credit Losses. We are exposed to credit losses primarily through our net sales of products and services to our customers which are recorded as Accounts Receivable, net on the Consolidated Balance Sheets. We evaluate each customer's ability to pay through assessing customer creditworthiness, historical experience and current economic conditions through a reasonable forecast period. Factors considered in our evaluation of assessing collectability and risk include: underlying value of any collateral or security interests, significant past due balances, historical losses and existing economic conditions including country and political risk. There can be no assurance that actual results will not differ from estimates or that consideration of these factors in the future will not result in an increase or decrease to the allowance for credit losses. We may require collateral or prepayment to mitigate credit risk.

We estimate expected credit losses of financial assets with similar risk characteristics. We determine an asset is impaired when our assessment identifies there is a risk that we will be unable to collect amounts due according to the contractual terms of the agreement. We monitor our ongoing credit exposure through reviews of customer balances against contract terms and due dates, current economic conditions and dispute resolution. Estimated credit losses are written off in the period in which the financial asset is no longer collectible.

The changes in allowance for credit losses related to Accounts receivable, net for 2022 and 2021 are as follows:

(dollars in millions)	2022	2021
Balance as of January 1	$ 175	$ 161
Provision for expected credit losses	5	37
Write-offs charged against the allowance for expected credit losses	(22)	(15)
Foreign exchange and other	(6)	(8)
Balance as of December 31	$ 152	$ 175

Note 7: Inventories

Inventories consisted of the following as of December 31:

(dollars in millions)	2022	2021
Raw materials and work-in-process	$ 166	$ 140
Finished goods	451	482
Total	$ 617	$ 622

Raw materials and work-in-process and Finished goods are net of valuation write-downs of $96 million and $99 million as of December 31, 2022 and 2021, respectively.

Inventories decreased during 2022, including decreases of $16 million of raw materials and work-in-process and $36 million of finished goods due to the sale of our Russia business during 2022. See Note 9, "Business Acquisitions, Dispositions, Goodwill and Intangible Assets" for additional information regarding the sale of our Russia business. These decreases were partially offset by increases to inventory in order to support backlog conversion.

Note 8: Fixed Assets

Fixed assets consisted of the following as of December 31:

(dollars in millions)	Estimated Useful Lives	2022	2021
Land		$ 39	$ 43
Buildings and improvements	20 - 40 Years	538	596
Machinery and equipment	3 - 12 Years	1,196	1,166
Assets under construction		97	125
		1,870	1,930
Less: Accumulated depreciation		(1,151)	(1,156)
		$ 719	$ 774

Depreciation expense was $118 million, $116 million and $100 million in 2022, 2021 and 2020, respectively. Fixed assets decreased during 2022 due to the impact of foreign exchange rates, as well as $20 million as a result of the sale of our Russia business during 2022. See Note 9, "Business Acquisitions, Dispositions, Goodwill and Intangible Assets" for additional information regarding the sale of our Russia business.

Fixed assets acquired during the year that are accrued within Accounts payable at year end is considered to be a non-cash investing activity and is excluded from cash used for capital expenditures in the Consolidated Statements of Cash Flows. Capital expenditures of $2 million, $2 million and $15 million were accrued within Accounts payable in the Consolidated Balance Sheets as of December 31, 2022, 2021 and 2020, respectively.

Note 9: Business Acquisitions, Dispositions, Goodwill and Intangible Assets

Business Acquisitions. Our acquisitions of businesses and intangible assets, net of cash, totaled $46 million, $80 million and $55 million (including debt assumed) in 2022, 2021 and 2020, respectively. The acquisitions consisted of a number of acquisitions primarily in our Service segment. Transaction costs incurred were not considered significant.

Goodwill. Changes in our Goodwill balances in 2022 were as follows:

(dollars in millions)	Balance as of December 31, 2021	Goodwill Resulting From Business Combinations	Business Disposals [1]	Foreign Currency Translation and Other	Balance as of December 31, 2022
New Equipment	$ 336	$ —	$ (26)	$ (18)	$ 292
Service	1,331	18	(3)	(71)	1,275
Total	$ 1,667	$ 18	$ (29)	$ (89)	$ 1,567

[1] The sale of our Russia business included $29 million of goodwill. For additional information, refer to the subheading "Disposals and Held for Sale Assets and Liabilities" below.

Changes in our Goodwill balances in 2021 were as follows:

(dollars in millions)	Balance as of December 31, 2020	Goodwill Resulting From Business Combinations	Foreign Currency Translation and Other	Balance as of December 31, 2021
New Equipment	$ 357	$ —	$ (21)	$ 336
Service	1,416	2	(87)	1,331
Total	$ 1,773	$ 2	$ (108)	$ 1,667

Intangible Assets. Identifiable intangible assets are comprised of the following:

(dollars in millions)	2022		2021	
	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
Amortized:				
Purchased service portfolios	$ 1,939	$ (1,599)	$ 2,025	$ (1,638)
Patents, trademarks/trade names	20	(16)	21	(17)
Customer relationships and other	61	(42)	64	(43)
	2,020	(1,657)	2,110	(1,698)
Unamortized:				
Trademarks and other	6	—	7	—
Total	$ 2,026	$ (1,657)	$ 2,117	$ (1,698)

Amortization of intangible assets was $73 million, $87 million and $91 million in 2022, 2021 and 2020, respectively. Excluding the impact of currency translation adjustments, there were no other significant changes in our Intangible Assets during 2022, 2021 and 2020.

The estimated future amortization of intangible assets is as follows:

(dollars in millions)	2023	2024	2025	2026	2027
Future amortization	$ 68	$ 60	$ 53	$ 40	$ 32

Disposals and Held for Sale Assets and Liabilities. As of December 31, 2022, assets held for sale were $9 million, and are included in Other current assets in the Consolidated Balance Sheets. There were no balances as of December 31, 2021.

In June 2022, we entered into an agreement to sell our business in Russia to a third party, which was then sold on July 27, 2022. The Company recorded the loss on sale and related charges of $21 million in 2022 in Other expense (income), net in the Consolidated Statements of Operations.

Note 10: Borrowings and Lines of Credit

Short-term borrowings consisted of the following as of December 31:

(dollars in millions)	2022	2021
Commercial paper	$ 94	$ —
Other borrowings	45	24
Total short-term borrowings	$ 139	$ 24

Commercial Paper. As of December 31, 2022, there were $94 million in borrowings outstanding under the Company's $1.5 billion unsecured, unsubordinated commercial paper programs. We use our commercial paper borrowings for general corporate purposes including to finance acquisitions, pay dividends and for debt refinancing. The need for commercial paper borrowings may arise if the use of domestic cash for general corporate purposes exceeds the sum of domestic cash generation and foreign cash repatriated to the U.S.

In September 2020, we issued €420 million of Euro denominated commercial paper. The Euro denominated commercial paper, while outstanding, qualified as a net investment hedge against our investments in European businesses. During 2021, we fully repaid the Euro denominated commercial paper and there is no longer a related net investment hedge as of December 31, 2021. Refer to Note 18, "Financial Instruments" for further details on net investment hedges.

We also issued $150 million of U.S. Dollar commercial paper in November 2020, which was fully repaid during 2021. The commercial paper issued in 2020 was used to pay down the term loan described further below under "Long-Term Debt".

Long-Term Debt. As of December 31, 2022, we have a credit agreement, as amended, with various banks providing for a $1.5 billion unsecured, unsubordinated 5-year revolving credit facility, effective as of April 3, 2020, with an interest rate of LIBOR plus 125 basis points and a commitment fee rate of 12.5 basis points. As of December 31, 2022, there were no borrowings under the revolving credit facility. The undrawn portion of the revolving credit facility serves as a backstop for the issuance of commercial paper.

On February 10, 2020, we entered into a term loan credit agreement, as amended, providing for a $1.0 billion unsecured, unsubordinated 3-year term loan credit facility (the "term loan"). The Company drew on the full amount of the term loan on March 27, 2020 and then prepaid the full amount during 2020, resulting in the termination of the term loan credit agreement. Additionally, on February 27, 2020, we issued $5.3 billion unsecured, unsubordinated notes. The net proceeds of the term loan and the notes of approximately $6.3 billion were distributed to our former parent, UTC, prior to the Separation.

On March 11, 2021, we issued ¥21.5 billion Japanese Yen denominated ($199 million), unsecured, unsubordinated 5-year notes due March 2026 (the "Yen Notes"). The net proceeds of the Yen Notes were used to repay a portion of our outstanding Euro denominated commercial paper. The Yen Notes qualify as a net investment hedge against our investments in Japanese businesses. As of December 31, 2022, the net investment hedge is deemed to be effective. Refer to Note 18, "Financial Instruments" for further details on net investment hedges.

On September 22, 2021, we entered into a €1.65 billion bridge loan credit agreement (the "Bridge Credit Facility") and related guarantees in connection with the Tender Offer, which was intended to be drawn only to the extent we did not obtain permanent debt financing prior to the settlement date of the Tender Offer. On November 12, 2021, we issued €1.6 billion Euro denominated ($1.8 billion), unsecured, unsubordinated notes (the "Euro Notes"). The net proceeds of the Euro Notes were used to fund the Tender Offer. Upon issuing the Euro Notes, the Bridge Credit Facility and related guarantees were terminated.

The revolving credit agreement and indentures contain affirmative and negative covenants customary for financings of these types that, among other things, limit the Company's and its subsidiaries' ability to incur additional liens, to make certain fundamental changes and to enter into sale and leaseback transactions. In addition, the revolving credit agreement requires that we maintain a maximum consolidated leverage ratio, as defined in the agreement. The revolving credit agreement and indentures also contain events of default customary for financings of these types. The Company is in compliance with all covenants in the revolving credit agreement and the indentures governing all notes as of December 31, 2022.

Long-term debt, including current portion, consisted of the following as of December 31:

(dollars in millions)	2022	2021
LIBOR plus 45 bps floating rate notes due 2023 [1,2,3]	$ —	$ 500
0.000% notes due 2023 (€500 million principal value) [2]	531	565
2.056% notes due 2025 [2]	1,300	1,300
0.37% notes due 2026 (¥21.5 billion principal value) [2]	163	189
0.318% notes due 2026 (€600 million principal value) [2]	638	677
2.293% notes due 2027 [2]	500	500
2.565% notes due 2030 [2]	1,500	1,500
0.934% notes due 2031 (€500 million principal value) [2]	531	565
3.112% notes due 2040 [2]	750	750
3.362% notes due 2050 [2]	750	750
Other (including finance leases)	8	4
Total principal long-term debt	6,671	7,300
Other (discounts and debt issuance costs)	(42)	(51)
Total long-term debt	6,629	7,249
Less: current portion	531	—
Long-term debt, net of current portion	$ 6,098	$ 7,249

[1] The three-month LIBOR rate as of December 31, 2021 was approximately 0.21%.
[2] We may redeem these notes at our option pursuant to certain terms.
[3] The Company redeemed its $500 million floating rate notes due in 2023, at par, using cash on hand in January 2022.

Debt discounts and debt issuance costs are presented as a reduction of debt on the Consolidated Balance Sheets and are amortized as a component of interest expense over the term of the related debt using the effective interest method. The Consolidated Statements of Operations for the years ended December 31, 2022, 2021 and 2020 reflects the following:

(dollars in millions)	2022	2021	2020
Debt issuance costs amortization	$ 8	$ 6	$ 5
Total interest expense on debt	140	136	124

The unamortized debt issuance costs as of December 31, 2022 and 2021 were $42 million and $51 million, respectively. In addition to interest on debt, Interest expense (income), net on the Consolidated Statements of Operations in 2021 includes the write-off of $11 million in financing costs associated with a Bridge Credit Facility for the Tender Offer and related guarantees that were terminated.

The average maturity of our long-term debt as of December 31, 2022 is approximately 8.6 years. The average interest expense rate on our borrowings as of December 31, 2022 and 2021 was as follows:

	December 31,	
	2022	2021
Short-term borrowings	4.7 %	— %
Total long-term debt	2.0 %	1.9 %

The average interest expense rate on our borrowings for 2022, 2021 and 2020 was as follows:

	2022	2021	2020
Short-term borrowings	2.3 %	(0.3)%	(0.2)%
Total long-term debt	2.0 %	2.3 %	2.3 %

The schedule of principal payments required on long-term debt for the next five years and thereafter is:

(dollars in millions)	Principal Payments
2023	$ 534
2024	2
2025	1,301
2026	802
2027	500
Thereafter	3,532
Total	$ 6,671

Note 11: Accrued Liabilities

Accrued liabilities consisted of the following as of December 31:

(dollars in millions)	2022	2021
Accrued salaries, wages and employee benefits	$ 555	$ 603
Accrued interest	198	221
Operating lease liabilities	127	181
VAT and other non-income tax payables	112	97
Accrued income taxes payable	103	142
Other liabilities	699	749
Total	$ 1,794	$ 1,993

Accrued interest primarily consists of interest accrued for uncertain tax positions and the German tax litigation as described in Note 22, "Contingent Liabilities", as well as $43 million and $46 million of interest accrued for borrowings as of December 31, 2022 and 2021, respectively, as described in Note 10, "Borrowings and Lines of Credit".

Note 12: Other Long-Term Liabilities

Other long-term liabilities consisted of the following as of December 31:

(dollars in millions)		2022		2021
Contractual indemnity obligation	$	203	$	220
General, product and auto liability		150		154
Employee benefits		91		105
Other liabilities		112		127
Total	$	556	$	606

The Contractual indemnity obligation consists of a payable to RTX, resulting from the TMA. See Note 5, "Related Parties" for further details.

Note 13: Employee Benefit Plans

The Company sponsors numerous single-employer domestic and foreign employee benefit plans and, prior to the Separation, certain of our employees participated in employee benefit plans ("Shared Plans") sponsored by our former parent, UTC, that included participants of the other UTC businesses. We have accounted for our participation in the Shared Plans prior to the Separation as multiemployer benefit plans, as discussed below.

Employee Savings Plans. We sponsor various employee savings plans. Prior to the Separation, our former parent, UTC, also sponsored and contributed to defined contribution employee savings plans in which certain Otis employees participated. Our contributions to employer-sponsored defined contribution plans were $64 million, $62 million and $54 million for 2022, 2021, and 2020, respectively.

Pension Plans. We sponsor both funded and unfunded domestic and foreign defined benefit pension plans that cover a large number of our employees. While we sponsor domestic pension plans that provide retirement benefits to certain employees, they are not a material component of the projected benefit obligation. Our plans use a December 31 measurement date consistent with our fiscal year.

(dollars in millions)		2022		2021
Change in benefit obligation:				
Beginning balance	$	**1,126**	$	1,225
Service cost		**39**		43
Interest cost		**16**		13
Actuarial (gain) loss		**(216)**		(50)
Benefits paid		**(30)**		(24)
Net settlement, curtailment and special termination benefits		**(29)**		(31)
Other		**(53)**		(50)
Ending balance	$	**853**	$	1,126
Change in plan assets:				
Beginning balance	$	**690**	$	703
Actual return on plan assets		**(46)**		43
Employer contributions		**33**		37
Benefits paid		**(30)**		(24)
Settlements		**(29)**		(31)
Other		**(29)**		(38)
Ending balance	$	**589**	$	690
Funded status:				
Fair value of plan assets	$	**589**	$	690
Benefit obligations		**(853)**		(1,126)
Funded status of plan	$	**(264)**	$	(436)
Amounts recognized in the Consolidated Balance Sheets consist of:				
Noncurrent assets	$	**116**	$	106
Current liability		**(23)**		(23)
Noncurrent liability		**(357)**		(519)
Net amount recognized	$	**(264)**	$	(436)
Amounts recognized in Accumulated other comprehensive loss consist of:				
Net actuarial loss	$	**12**	$	176
Prior service credit		**1**		2
Net amount recognized	$	**13**	$	178

The amounts included in "actuarial (gain) loss" in the above table primarily are due to changes in discount rate assumptions driven by changes in corporate bond yields. The amounts included in "Other" in the above table primarily reflect the impact of foreign exchange translation, primarily for plans in Australia, Canada, Germany, Japan and South Korea.

In 2022, 2021 and 2020 we made cash contributions to our defined benefit pension plans of $33 million, $37 million and $64 million, respectively.

Information for pension plans with accumulated benefit obligations in excess of plan assets:

(dollars in millions)	2022	2021
Projected benefit obligation	$ 402	$ 567
Accumulated benefit obligation	357	499
Fair value of plan assets	31	49

Information for pension plans with projected benefit obligations in excess of plan assets:

(dollars in millions)	2022	2021
Projected benefit obligation	$ 594	$ 806
Accumulated benefit obligation	522	694
Fair value of plan assets	214	263

The accumulated benefit obligation for all defined benefit pension plans was $0.8 billion and $1.0 billion as of December 31, 2022, and 2021, respectively.

The components of the net periodic pension cost are as follows:

(dollars in millions)	2022	2021	2020
Service cost	$ 39	$ 43	$ 40
Interest cost	16	13	16
Expected return on plan assets	(25)	(23)	(25)
Amortization of prior service credit	—	—	(1)
Recognized actuarial net loss	10	18	16
Net settlement, curtailment and special termination benefits loss (gain)	—	2	5
Net periodic pension cost – employer	$ 40	$ 53	$ 51

Other changes in plan assets and benefit obligations recognized in other comprehensive loss are as follows:

(dollars in millions)	2022	2021	2020
Current year actuarial (gain) loss	$ (144)	$ (70)	$ 41
Amortization of actuarial loss	(10)	(18)	(16)
Amortization of prior service credit	—	—	1
Net settlement and curtailment (loss) gain	—	(2)	(5)
Other	(11)	(11)	24
Total recognized in other comprehensive (income) loss	$ (165)	$ (101)	$ 45
Net recognized in net periodic pension cost and other comprehensive (income) loss	$ (125)	$ (48)	$ 96

The amounts included in "Other" in the above table primarily reflect the impact of foreign exchange translation, primarily for plans in Canada, France, Germany and Japan.

Major assumptions used in determining the benefit obligation and net cost for pension plans are presented in the following table as weighted-averages:

	Benefit Obligation		Net Cost		
	2022	2021	2022	2021	2020
Discount rate for projected benefit obligation	**3.8 %**	1.5 %	**1.5 %**	1.1 %	1.5 %
Salary scale	**3.1 %**	3.0 %	**3.0 %**	3.0 %	3.1 %
Expected return on plan assets	—	—	**4.2 %**	3.6 %	4.5 %
Interest crediting rate	**2.1 %**	1.0 %	**1.2 %**	0.6 %	0.7 %

The weighted-average discount rates used to measure pension benefit obligations and net costs are set by reference to specific analyses using each plan's specific cash flows and are then comparing them to high-quality bond indices for reasonableness.

In determining the expected return on plan assets, we consider the relative weighting of plan assets, the historical performance of total plan assets and individual asset classes, and economic and other indicators of future performance. In addition, we may consult with, and consider the opinions of, financial and other professionals in developing appropriate capital market assumptions. Return projections are also validated using a simulation model that incorporates yield curves, credit spreads and risk premiums to project long-term prospective returns.

The plans' investment management objectives include providing the liquidity and asset levels needed to meet current and future benefit payments, while maintaining a prudent degree of portfolio diversification considering interest rate risk and market volatility. Globally, investment strategies target a mix of approximately 50% of growth-seeking assets and 50% of income-generating and hedging assets using a wide diversification of asset types, fund strategies and investment managers. The growth seeking allocation consists of global public equities in developed and emerging countries, and alternative-asset class strategies. Within the income-generating assets, the fixed income portfolio consists of mainly government and broadly diversified high-quality corporate bonds.

The fair values of pension plan assets as of December 31, 2022 and 2021 by asset category are as follows:

(dollars in millions)	Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)		Not Subject to Leveling		Total	
Asset category										
Public equities:										
Global Equity Commingled Funds [1]	$	60	$	2	$	—	$	—	$	62
Global Equity Funds at net asset value [5]		—		—		—		155		155
Fixed income securities:										
Governments		16		—		—		—		16
Corporate Bonds		33		1		—		—		34
Fixed income securities at net asset value [5]		—		—		—		99		99
Real estate [2] [5]		8		15		—		9		32
Other [3] [5]		4		110		—		23		137
Cash and cash equivalents [4] [5]		7		4		—		38		49
Total	$	128	$	132	$	—	$	324		584
Other assets and liabilities [6]										5
Total as of December 31, 2022									$	589

(dollars in millions)	Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)		Not Subject to Leveling		Total	
Asset category										
Public equities:										
Global Equity Commingled Funds [1]	$	70	$	2	$	—	$	—	$	72
Global Equity Funds at net asset value [5]		—		—		—		196		196
Fixed income securities:										
Governments		19		—		—		—		19
Corporate Bonds		42		1		—		—		43
Fixed income securities at net asset value [5]		—		—		—		117		117
Real estate [2] [5]		11		14		—		11		36
Other [3] [5]		4		126		—		24		154
Cash and cash equivalents [4] [5]		4		1		—		44		49
Total	$	150	$	144	$	—	$	392	$	686
Other assets and liabilities [6]										4
Total as of December 31, 2021									$	690

[1] Represents investments in mutual funds and investments in commingled funds that invest primarily in common stocks.
[2] Represents investments in real estate including commingled funds.
[3] Represents insurance contracts and global-balanced-risk commingled funds consisting mainly of equity, bonds and some commodities.
[4] Represents short-term commercial paper, bonds and other cash or cash-like instruments.
[5] In accordance with FASB ASU 2015-07, Fair Value Measurement (Topic 820), certain investments that are measured at

fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented for the total pension benefits plan assets.

[6] Represents trust receivables and payables that are not leveled.

Quoted market prices are used to value investments when available. Investments in securities traded on exchanges, including listed futures and options, are valued at the last reported sale prices on the last business day of the year or, if not available, the last reported bid prices. Fixed income securities are primarily measured using a market approach pricing methodology, where observable prices are obtained by market transactions involving identical or comparable securities of issuers with similar credit ratings. Over-the-counter securities and government obligations are valued at the bid prices or the average of the bid and ask prices on the last business day of the year from published sources or, if not available, from other sources considered reliable, generally broker quotes. Temporary cash investments are stated at cost, which approximates fair value.

We expect to make total contributions of approximately $38 million to our global defined benefit pension plans in 2023, including benefit payments to be paid directly from corporate assets.

Benefit payments, including amounts to be paid from corporate assets, and reflecting expected future service, as appropriate, are expected to be paid as follows: $66 million in 2023, $63 million in 2024, $68 million in 2025, $68 million in 2026, $68 million in 2027, and $339 million from 2028 through 2032.

Postretirement Benefit Plans. We sponsor postretirement benefit plans that provide health benefits to eligible retirees. The postretirement plans are unfunded. The benefit obligation was $7 million and $10 million as of December 31, 2022, and 2021, respectively. The net periodic cost was less than $1 million for 2022, 2021 and 2020, respectively. Other comprehensive gains of $2 million and $1 million were recognized during 2022 and 2021, respectively, related to changes in benefit obligations.

The projected benefit obligation discount rate was 7.0% and 5.0% as of December 31, 2022 and 2021, respectively. The Net Cost discount rate was 5.0%, 4.3% and 4.7% for 2022, 2021 and 2020, respectively.

Benefit payments, including amounts to be paid from corporate assets, and reflecting expected future service, as appropriate, are expected to be paid as follows: $1 million each year from 2023 through 2027, and $3 million from 2028 through 2032.

Multiemployer Benefit Plans. We contribute to various domestic and international multiemployer defined benefit pension plans. The risks of participating in these multiemployer plans are different from single-employer plans in that assets contributed are pooled and may be used to provide benefits to employees of other participating employers. If a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers. Lastly, if we choose to stop participating in some of our multiemployer plans, we may be required to pay those plans a withdrawal liability based on the underfunded status of the plan.

Our participation in these plans for the annual periods ended December 31 is outlined in the table below. Unless otherwise noted, the most recent Pension Protection Act ("PPA") zone status available in 2022 and 2021 is for the plan's year-end at June 30, 2021 and June 30, 2020, respectively. The zone status is based on information that we received from the plan and is certified by the plan's actuary. Our significant plan is in the green zone which represents a plan that is at least 80% funded and does not require a financial improvement plan ("FIP") or a rehabilitation plan ("RP").

(dollars in millions)		PPA Zone Status		FIP/RP Status	Contributions				Expiration Date of Collective-Bargaining Agreement
Pension Fund	EIN/Pension Plan Number	2022	2021	Pending/ Implemented	2022	2021	2020	Surcharge Imposed	
National Elevator Industry Pension Plan	23-2694291	**Green**	Green	No	**$ 112**	$ 128	$ 131	No	7/8/2027
Other funds					**8**	8	7		
					$ 120	$ 136	$ 138		

For the plan years ended June 30, 2021 and 2020, respectively, we were listed in the National Elevator Industry Pension Plan's Forms 5500 as providing more than 5% of the total contributions for the plan. At the date these financial statements were issued, the Form 5500 was not available for the plan year ending June 30, 2022.

In addition, we participate in multiemployer arrangements that provide postretirement benefits other than pensions, with the National Elevator Industry Health Benefit Plan being the most significant. These arrangements generally provide medical and life benefits for eligible active employees and retirees and their dependents. Contributions to multiemployer plans that provide postretirement benefits other than pensions were $17 million, $20 million and $20 million for 2022, 2021 and 2020, respectively.

UTC Sponsored Defined Benefit Plans. Defined benefit pension and postretirement benefit plans were sponsored by our former parent, UTC, and have been accounted for as multi-employer plans in these Consolidated Financial Statements, in accordance with FASB ASC Topic 715-30: *Defined Benefit Plans – Pension* and FASB ASC Topic 715-60: *Defined Benefit Plans – Other Postretirement*. The Company's participation in the defined pension and postretirement benefit plans sponsored by our former parent, UTC, concluded upon the completion of the Separation. The amounts for pension and postretirement expenses for Service cost and Non-service pension benefit were $1 million and $5 million, respectively, in 2020.

Stock-Based Compensation. The Company adopted the 2020 Long-Term Incentive Plan (the "Plan"). The Plan became effective on April 3, 2020. A total of 45 million shares of common stock are authorized under the Plan. The Plan provides for the grant of various types of awards including restricted share unit awards, stock appreciation rights, stock options, and performance-based awards. Under the Plan, the exercise price of awards, if any, is set on the grant date and may not be less than the fair market value per share on that date. Generally, stock appreciation rights and stock options have a term of ten years and a three-year vesting period, subject to limited exceptions. In the event of retirement, annual stock appreciation rights, stock options, and restricted share units held for more than one year may become vested and exercisable (if applicable), subject to certain terms and conditions. Awards with performance-based vesting generally have a minimum three-year vesting period and vest based on actual performance against pre-established metrics. In the event of retirement, performance-based awards held for more than one year remain eligible to vest based on actual performance relative to target metrics. All other restricted awards generally have a three-year vesting period. We currently intend to issue new shares for share option exercises and conversions under our equity compensation arrangements, and will continue to evaluate this policy in connection with our share repurchase program. As of December 31, 2022, approximately 24 million shares remain available for awards under the 2020 Plan.

Stock-based Compensation Expense

We measure the cost of all share-based payments, including stock options, at fair value on the grant date and recognize this cost in the Consolidated Statements of Operations. A forfeiture rate assumption is applied on grant date to adjust the expense recognition for awards that are not expected to vest.

Stock-based compensation expense, net of estimated forfeitures, is primarily reflected in Selling, general and administrative expenses in the Consolidated Statements of Operations, in addition to Cost of products sold, Cost of services sold and Research and development.

Stock-based compensation expense and the resulting tax benefits were as follows:

	Year Ended		
(dollars in millions)	**2022**	**2021**	**2020**
Stock-based compensation expense (Share-based)	$ 67	$ 65	$ 63
Stock-based compensation expense (Cash-based)	**(1)**	2	(4)
Total gross stock-based compensation expense [(1)]	**66**	67	59
Less: future tax benefit	**8**	8	7
Stock-based compensation expense, net of tax	$ 58	$ 59	$ 52

[(1)]   Includes costs associated with awards granted to Otis employees prior to the Separation by our former parent UTC.

For periods prior to the Separation, the fair value assumptions are based on the awards and terms previously granted under the UTC incentive compensation plan to Otis employees. Accordingly, the amounts presented for the year ended December 31, 2020 are not necessarily indicative of future awards and do not necessarily reflect the results that Otis would have experienced as an independent publicly-traded company.

For the years ended December 31, 2022, 2021 and 2020, the amount of cash received from the exercise of stock options was $5 million, $4 million and $3 million, respectively, with an associated tax benefit realized of $2 million, $4 million and $2 million, respectively. In addition, for the years ended December 31, 2022, 2021 and 2020, the associated tax benefit realized from the vesting of performance share units and other restricted awards was $7 million, $4 million and $1 million, respectively. The tax benefit was computed using current U.S. federal and state taxes rates applicable in 2022, 2021 and 2020.

As of December 31, 2022, there was approximately $59 million of total unrecognized compensation cost related to non-vested equity awards granted under the Plan. This cost is expected to be recognized ratably over a weighted-average period of 1.8 years.

A summary of the transactions under Otis' plans for the year ended December 31, 2022 follows:

(shares in thousands)	Stock Appreciation Rights Shares	Average Price*	Restricted Share Units Shares	Average Price**	Performance Share Units Shares	Average Price**	Stock Options Shares	Average Price*
Outstanding at:								
December 31, 2021	10,715	$ 62.74	1,652	$ 63.91	330	$ 67.58	376	$ 58.31
Granted [1]	669	80.99	402	78.39	287	85.95	7	81.85
Exercised / Earned [1]	(1,335)	52.14	(629)	64.57	—	—	(93)	51.53
Cancelled	(212)	73.87	(133)	62.74	(46)	78.53	—	80.97
December 31, 2022	9,837	$ 65.18	1,292	$ 68.07	571	$ 75.93	290	$ 61.10

* Weighted-average grant price
** Weighted-average grant fair value
[1] Includes annual retainer awards issued to the Board of Directors

The weighted-average grant date fair value of stock options and stock appreciation rights granted by Otis and our former parent, UTC, during 2022, 2021 and 2020 was $20.14, $14.83 and $10.38, respectively. The weighted-average grant date fair value of performance share units, which vest upon achieving certain performance metrics, and other restricted stock awards granted by Otis and UTC during 2022, 2021 and 2020 was $81.67, $68.22 and $54.29, respectively. The total intrinsic value (which is the amount by which the stock price exceeded the exercise price on the date of exercise) of stock options and stock appreciation rights exercised during 2022, 2021 and 2020 was $35 million, $74 million and $13 million, respectively. The total fair value (which is the stock price at vesting) of performance share units and other restricted awards vested was $53 million, $32 million and $10 million during the years ended December 31, 2022, 2021 and 2020, respectively.

The following table summarizes information about equity awards outstanding that are vested and expected to vest and equity awards outstanding that are exercisable as of December 31, 2022:

| (shares in thousands; aggregate intrinsic value in millions) | Equity Awards Vested and Expected to Vest | | | | Equity Awards That Are Exercisable | | | |
	Awards	Average Price*	Aggregate Intrinsic Value	Remaining Term**	Awards	Average Price*	Aggregate Intrinsic Value	Remaining Term**
Stock Options/Stock Appreciation Rights	10,098	$ 65.03	$ 141	5.1 years	7,656	$ 61.16	$ 132	4.2 years
Performance Share Units/ Restricted Stock	1,816	—	$ 142	1.0 years	—	—	—	—

* Weighted-average grant price per share
** Weighted-average contractual remaining term in years

The fair value of each option award is estimated on the date of grant using a Binomial Lattice model. The following table indicates the assumptions used in estimating fair value for the years ended December 31, 2022, 2021 and 2020. For periods prior to the Separation, these assumptions represent those utilized by our former parent, UTC, and are not necessarily indicative of assumptions that would be used by Otis as a standalone company. Lattice-based option models incorporate ranges of assumptions for inputs; those ranges are as follows:

	2022	2021	2020
Expected volatility	26.7% - 27.7%	26.9%	25.5%
Weighted-average volatility	26.8%	26.9%	25.5%
Expected term (in years)	6.2	6.3	6.8
Expected dividend yield	1.2%	1.3%	1.8%
Risk-free rate	0.0% - 4.1%	0.7%	0.5%

We assessed the trading history of Otis' stock at the time of the valuation efforts and determined that the trading history was not sufficient to support the award valuation, given the length of the expected term. Therefore, the expected volatility for Otis was calculated based on the average of the volatility of the peer group within the industry. Similarly, UTC's historical data for Otis employees was used to estimate equity award exercise and employee termination behavior within the valuation model. The expected term represents an estimate of the period of time equity awards are expected to remain outstanding. The risk-free rate is based on the term structure of interest rates at the time of equity award grant.

The Company uses a Monte Carlo simulation approach based on a three-year measurement period to determine fair value of performance share units. This approach includes the use of assumptions regarding the future performance of the Company's stock and those of a peer group. Those assumptions include expected volatility, risk-free interest rates, correlations and dividend yield.

Note 14: Stock

Preferred Stock. There are 125 million shares of $0.01 par value authorized Preferred Stock, of which none were issued or outstanding as of December 31, 2022 or 2021.

Common Stock. There are 2 billion shares of $0.01 par value Common Stock authorized. As of December 31, 2022, 435.6 million shares of Common Stock were issued, which includes 20.8 million shares of treasury stock. As of December 31, 2021, 434.7 million shares of Common Stock were issued, which included 9.7 million shares of treasury stock.

Share Repurchase Program. As of December 31, 2022, the Company was authorized by the Board of Directors to purchase up to $2.0 billion of Common Stock under a share repurchase program, of which none had been utilized. During 2022 and 2021, the Company repurchased 11.1 million and 9.7 million shares, respectively, of Common Stock for approximately $850 million and $725 million, respectively.

The Company's share repurchase program does not obligate it to acquire any specific number of shares. Under this program, shares may be purchased on the open market, in privately negotiated transactions, under accelerated share repurchase programs or under plans complying with Rules 10b5-1 and 10b-18 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Note 15: Accumulated Other Comprehensive Income (Loss)

A summary of the changes in each component of Accumulated other comprehensive income (loss), net of tax for the years ended December 31, 2022, 2021 and 2020 is provided below:

(dollars in millions)	Foreign Currency Translation	Defined Benefit Pension and Postretirement Plans	Unrealized Hedging Gains (Losses)	Accumulated Other Comprehensive Income (Loss)
Balance as of December 31, 2019	$ (588)	$ (167)	$ (3)	$ (758)
Other comprehensive income (loss) before reclassifications, net	(28)	(47)	10	(65)
Amounts reclassified, pre-tax	—	15	(3)	12
Tax expense (benefit) reclassified	—	(4)	—	(4)
Balance as of December 31, 2020	$ (616)	$ (203)	$ 4	$ (815)
Other comprehensive income (loss) before reclassifications, net	(26)	62	(1)	35
Amounts reclassified, pre-tax	—	18	4	22
Tax expense (benefit) reclassified	—	(5)	—	(5)
Balance as of December 31, 2021	$ (642)	$ (128)	$ 7	$ (763)
Other comprehensive income (loss) before reclassifications, net	47	113	(3)	157
Amounts reclassified upon change in Otis' share of Zardoya Otis ownership (Note 1)	(69)	—	—	(69)
Amounts reclassified, pre-tax	77	10	(1)	86
Tax expense (benefit) reclassified	—	(3)	—	(3)
Balance as of December 31, 2022	$ (587)	$ (8)	$ 3	$ (592)

Amounts reclassified that relate to foreign currency translation are related to our Russia business sold during 2022. See Note 9, "Business Acquisitions, Dispositions, Goodwill and Intangible Assets" for additional information regarding the sale of our Russia business.

Amounts reclassified that relate to defined benefit pension and postretirement plans include amortization of prior service costs and actuarial net losses recognized during each period presented. These costs are recorded as components of net periodic pension cost for each period presented. See Note 13, "Employee Benefit Plans" for additional information.

Note 16: Income Taxes

Income Before Income Taxes. The sources of income from operations before income taxes are:

(dollars in millions)	2022	2021	2020
United States	$ 484	$ 420	$ 105
Foreign	1,404	1,541	1,406
	$ 1,888	$ 1,961	$ 1,511

Following enactment of the TCJA, and as part of the historical UTC assertion, the Company determined that it no longer intends to reinvest certain undistributed earnings of its international subsidiaries that have been previously taxed in the U.S. As such, in 2018 Otis recorded the international taxes associated with the future remittance of these earnings. As part of the

Separation process, the Company re-assessed this position as a standalone company. The Company no longer intends to reinvest certain undistributed earnings of its international subsidiaries that have been previously taxed in the U.S. The international taxes recorded relative to this assertion differ from those recorded in 2018. As a result of the change in assertion and changes in planned debt repayments and in estimates related to Otis' pre-Separation tax attributes, the Company recognized two benefits: $10 million during the year ended December 31, 2020, and $16 million during the year ended December 31, 2021. For the remainder of the Company's undistributed international earnings, unless tax effective to repatriate, Otis will continue to permanently reinvest these earnings. As of December 31, 2022, such undistributed earnings were approximately $5.5 billion, excluding other comprehensive income amounts. It is not practicable to estimate the amount of tax that might be payable on the remaining amounts.

Provision for Income Taxes. The income tax expense (benefit) for the years ended December 31, 2022, 2021 and 2020 consisted of the following components:

(dollars in millions)	2022	2021	2020
Current:			
United States:			
Federal	$ 68	$ 77	$ 42
State	43	32	26
Foreign	424	524	438
	535	633	506
Future:			
United States:			
Federal	(4)	(13)	8
State	(1)	(6)	(8)
Foreign	(11)	(73)	(51)
	(16)	(92)	(51)
Income tax expense	$ 519	$ 541	$ 455
Attributable to items (charged) credited to (deficit) equity	$ (50)	$ (25)	$ (6)

Reconciliation of Effective Income Tax Rate. Differences between effective income tax rates and the statutory U.S. federal income tax rate are as follows:

	2022	2021	2020
Statutory U.S. federal income tax rate	21.0 %	21.0 %	21.0 %
State income taxes	1.7 %	0.8 %	0.9 %
Tax on international activities	4.6 %	4.7 %	4.4 %
U.S. tax effect of foreign earnings	0.3 %	0.5 %	3.4 %
Other	(0.1)%	0.6 %	0.4 %
Effective income tax rate	27.5 %	27.6 %	30.1 %

U.S. tax effect of foreign earnings includes Base Erosion Anti Abuse Tax ("BEAT"), Foreign-Derived Intangible Income ("FDII"), Global Intangible Low-Taxed Income ("GILTI"), and Subpart F Income.

The 2022, 2021 and 2020 effective tax rates are higher than the statutory U.S. rate primarily due to higher international tax rates as compared to the lower U.S. federal statutory rate. In addition, the 2020 effective tax rate is also higher due to foreign earnings subject to U.S. tax under the provisions of the TCJA.

The 2022 effective tax rate is lower than the 2021 effective tax rate primarily due to the elimination of BEAT in the U.S., and the release of a tax reserve related to a forward transfer pricing agreement with a European tax authority. This is partially offset by the absence of a reduction in the deferred tax liability related to repatriation of foreign earnings recorded in the year ended December 31, 2021, and the absence of a favorable income tax settlement related to the Separation recorded in the year ended December 31, 2021.

The 2021 effective tax rate is lower than the 2020 effective tax rate primarily due to a $16 million tax benefit related to the repatriation of foreign earnings as a result of changes to planned debt repayments and in estimates related to Otis' pre-Separation tax attributes and a decrease of $16 million in U.S. tax related to base erosion and anti-abuse tax in 2021. In addition, the lower effective tax rate is due to the absence of the tax cost resulting from Separation-related expenses and fixed asset impairment in 2020, and the net impact of income tax settlements related to the Separation, as discussed in Note 5, "Related Parties".

Deferred Tax Assets and Liabilities. Future income taxes represent the tax effects of transactions which are reported in different periods for tax and financial reporting purposes. These amounts consist of the tax effects of temporary differences between the tax and financial reporting balance sheets and tax carryforwards. Future income tax benefits and payables within the same tax paying component of a particular jurisdiction are offset for presentation in the Consolidated Balance Sheets.

The tax effects of temporary differences and tax carryforwards which gave rise to future income tax benefits and payables as of December 31, 2022 and 2021 are as follows:

(dollars in millions)	2022	2021
Future income tax benefits:		
Insurance and employee benefits	$ 104	$ 185
Other asset basis differences	125	143
Other liability basis differences	352	320
Tax loss carryforwards	191	200
Tax credit carryforwards	56	46
Valuation allowances	(240)	(247)
	$ 588	$ 647
Future income taxes payable:		
Intangible assets	$ 152	$ 168
Other assets basis differences	294	284
	$ 446	$ 452

Valuation allowances have been established primarily for tax credit carryforwards, tax loss carryforwards, and certain foreign temporary differences to reduce the future income tax benefits to expected realizable amounts.

Tax Credit and Loss Carryforwards. As of December 31, 2022, tax credit carryforwards, principally federal and state, and tax loss carryforwards, principally foreign, were as follows:

(dollars in millions)	Tax Credit Carryforwards	Tax Loss Carryforwards
Expiration period:		
2023-2027	$ —	$ 48
2028-2032	23	27
2033-2042	3	49
Indefinite	30	659
	$ 56	$ 783

Unrecognized Tax Benefits. As of December 31, 2022, the Company had gross tax-effected unrecognized tax benefits of $386 million, all of which, if recognized, would impact the effective tax rate. A reconciliation of the beginning and ending amounts of unrecognized tax benefits and interest expense related to unrecognized tax benefits for the years ended December 31, 2022, 2021 and 2020 is as follows:

(dollars in millions)		2022		2021		2020
Balance at January 1	$	392	$	397	$	379
Additions for tax positions related to the current year		25		23		16
Additions for tax positions of prior years		3		1		41
Reductions for tax positions of prior years		(32)		(22)		(31)
Settlements		(2)		(7)		(8)
Balance at December 31	$	386	$	392	$	397
Gross interest expense related to unrecognized tax benefits	$	2	$	2	$	10
Total accrued interest balance at December 31	$	143	$	152	$	153

Otis conducts business globally and, as a result, Otis or one or more of its subsidiaries files income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions.

In the ordinary course of business, Otis could be subject to examination by taxing authorities throughout the world, including such major jurisdictions as Austria, Belgium, Brazil, Canada, China, France, Germany, Hong Kong, India, Italy, Japan, Mexico, Netherlands, Portugal, South Korea, Spain, Switzerland, the United Kingdom and the U.S. With a few exceptions, Otis is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations for years before 2010.

In the ordinary course of business, there is inherent uncertainty in quantifying our income tax positions. We assess our income tax positions and record tax benefits for all years subject to examination based upon management's evaluation of the facts, circumstances, and information available at the reporting date. The evaluation considers any additional worldwide uncertain tax positions, the closure of tax statutes or the re-valuation of current uncertain tax positions arising from the issuance of legislation, regulatory or other guidance or developments in examinations, in appeals, or in the courts. Based on the preceding factors, it is reasonably possible that within the next 12 months unrecognized benefits could change within the range of a $20 million increase to a $340 million decrease and associated interest could change within the range of a $5 million increase to a $140 million decrease.

See Note 22, "Contingent Liabilities" for discussion regarding uncertain tax positions, included in the above range, related to pending litigation with respect to certain deductions claimed in Germany.

Note 17: Restructuring Costs

We initiate restructuring actions to keep our cost structure competitive. Charges generally arise from severance related to workforce reductions, and to a lesser degree, facility exit and lease termination costs associated with the consolidation of office and manufacturing operations.

During the years ended December 31, 2022, 2021 and 2020, we recorded pre-tax restructuring costs totaling $60 million, $56 million and $77 million, respectively, for new and ongoing restructuring actions. We recorded these restructuring charges in our operating segments and within the Consolidated Statements of Operations, respectively, as follows:

(dollars in millions)		2022		2021		2020
New Equipment	$	23	$	23	$	30
Service		37		33		47
Total	$	60	$	56	$	77

(dollars in millions)	2022	2021	2020
Cost of products and services sold	$ 22	$ 22	$ 22
Selling, general and administrative	38	34	55
Total	$ 60	$ 56	$ 77

The restructuring expenses incurred during the years ended December 31, 2022, 2021 and 2020, were primarily the result of restructuring programs initiated during 2022, 2021 and 2020. We are targeting to complete in 2023 the majority of the remaining restructuring actions initiated in 2022 and 2021. Expected total costs to incur for the restructuring actions initiated are $110 million including $41 million to New Equipment and $69 million to Service operating segments, respectively. Remaining costs to incur for the restructuring actions initiated are expected to be $8 million including $3 million to New Equipment and $5 million to Service operating segments, respectively.

The following table summarizes the accrual balance and utilization for the restructuring actions, which are primarily for severance costs:

(dollars in millions)	
Restructuring accruals as of December 31, 2021	$ 47
Net restructuring costs	60
Utilization, foreign exchange and other costs	(66)
Balance as of December 31, 2022	$ 41

Note 18: Financial Instruments

We enter into derivative instruments primarily for risk management purposes, including derivatives designated as hedging instruments under ASC 815, *Derivatives and Hedging*. We operate internationally and, in the normal course of business, are exposed to fluctuations in interest rates, commodity prices and foreign exchange rates. These fluctuations can increase the costs of financing, investing in and operating the business. We may use derivative instruments, including swaps, forward contracts and options, to manage certain foreign currency, commodity price and interest rate exposures.

The average of the notional amount of foreign exchange contracts hedging foreign currency transactions was $3.9 billion and $3.3 billion for the years ended December 31, 2022 and 2021, respectively. The average of the notional amount of contracts hedging commodity purchases was $20 million and $16 million as of December 31, 2022 and 2021, respectively.

The following table summarizes the fair value and presentation on the Consolidated Balance Sheets for derivative instruments as of December 31:

(dollars in millions)	Balance Sheet Classification	2022	2021
Derivatives designated as Cash flow hedging instruments:			
	Asset Derivatives:		
Foreign exchange contracts	Other current assets	$ 3	$ 7
Foreign exchange contracts	Other assets	2	1
	Total asset derivatives	$ 5	$ 8
	Liability Derivatives:		
Foreign exchange contracts	Accrued liabilities	$ (4)	$ (3)
Commodity contracts	Accrued liabilities	(1)	—
	Total liability derivatives	$ (5)	$ (3)
Derivatives not designated as Cash flow hedging instruments:			
	Asset Derivatives:		
Foreign exchange contracts	Other current assets	$ 25	$ 23
Foreign exchange contracts	Other assets	3	5
	Total asset derivatives	$ 28	$ 28
	Liability Derivatives:		
Foreign exchange contracts	Accrued liabilities	$ (20)	$ (11)
Commodity contracts	Accrued liabilities	(4)	—
Foreign exchange contracts	Other long-term liabilities	(2)	(2)
	Total liability derivatives	$ (26)	$ (13)

Derivatives designated as Cash flow hedging instruments

The amount of gain or (loss) attributable to foreign exchange and commodity contract activity reclassified from Accumulated other comprehensive income (loss) was immaterial for the years ended December 31, 2022, 2021 and 2020, respectively.

The effect of cash flow hedging relationships on Accumulated other comprehensive income (loss) as of December 31, 2022 and 2021 are presented in the table below:

	December 31,	
(dollars in millions)	2022	2021
Gain (loss) recorded in Accumulated other comprehensive income (loss)	$ 3	$ 7

The Company utilizes the critical terms match method in assessing firm commitment derivatives and regression testing in assessing commodity derivatives for hedge effectiveness. Accordingly, the hedged items and derivatives designated as hedging instruments are highly effective.

Assuming current market conditions continue, a pre-tax loss of $1 million is expected to be reclassified from Accumulated other comprehensive income (loss) into Cost of product sold to reflect the fixed prices obtained from foreign exchange and commodity hedging within the next 12 months. All derivative contracts accounted for as cash flow hedges as of December 31, 2022 will mature by October 2026.

Net Investment Hedges

We have foreign-denominated long-term debt balances and foreign exchange forward contracts that qualify as net investment hedges. Changes in the value of these net investment hedges due to foreign currency gains or losses are deferred as foreign currency translation adjustments in Other comprehensive income (loss) on the Consolidated Statements of Comprehensive Income, and will remain in Accumulated other comprehensive income (loss) until the hedged investment is sold or substantially liquidated. We evaluate the effectiveness of the net investment hedges each quarter.

In September 2020, we issued €420 million of Euro denominated commercial paper. The Euro denominated commercial paper while outstanding qualified as a net investment hedge against our investments in European businesses and was deemed to be effective as of December 31, 2020. During 2021, we fully repaid the Euro denominated commercial paper and there is no longer a net investment hedge as of December 31, 2021. During 2021 and 2020, we recognized $16 million of gains and $18 million of losses, respectively, associated with this net investment hedge in Other comprehensive income (loss).

In March 2021, we issued ¥21.5 billion of Japanese Yen denominated long-term debt, which qualifies as a net investment hedge against our investments in Japanese businesses. As of December 31, 2022, the net investment hedge is deemed to be effective. During 2022 and 2021, we recognized $27 million and $10 million of gains, respectively, associated with this net investment hedge in Other comprehensive income (loss).

Derivatives not designated as Cash flow hedging instruments

The net effect of derivatives not designated as Cash flow hedging instruments within Other income (expense) net, on the Consolidated Statements of Operations was as follows:

(dollars in millions)	Year Ended December 31,		
	2022	2021	2020
Foreign exchange contracts	$ 16	$ 9	$ (4)

The effect of derivatives not designated as Cash flow hedging instruments within Cost of products sold on the Consolidated Statements of Operations were losses of $9 million and $2 million in 2022 and 2021, respectively, and no activity in 2020.

Note 19: Fair Value Measurements

In accordance with the provisions of ASC 820: *Fair Value Measurements*, the following tables provide the valuation hierarchy classification of assets and liabilities that are carried at fair value and measured on a recurring and non-recurring basis in our Consolidated Balance Sheets as of December 31, 2022 and 2021:

(dollars in millions)	December 31, 2022			
	Total	Level 1	Level 2	Level 3
Recurring fair value measurements:				
Marketable securities	$ 30	$ 30	$ —	$ —
Derivative assets	33	—	33	—
Derivative liabilities	(31)	—	(31)	—

(dollars in millions)	December 31, 2021			
	Total	Level 1	Level 2	Level 3
Recurring fair value measurements:				
Marketable securities	$ 25	$ 25	$ —	$ —
Derivative assets	36	—	36	—
Derivative liabilities	(16)	—	(16)	—

Valuation Techniques. Our marketable securities include investments that are traded in active markets, either domestically or internationally, and are measured at fair value using closing stock prices from active markets. The fair value gains or losses related to our marketable securities are recorded through net income. Our derivative assets and liabilities include foreign exchange and commodity contracts that are measured at fair value using internal and third party models based on observable market inputs such as forward rates, interest rates, our own credit risk and our counterparties' credit risks.

As of December 31, 2022, there has not been any significant impact to the fair value of our derivative liabilities due to our own credit risk. Similarly, there has not been any significant adverse impact to our derivative assets based on our evaluation of our counterparties' credit risks.

The fair values of the current portion of the Company's financial instruments not carried at fair value approximated their carrying values because of the short-term nature of the current portion. The fair value of receivables, including customer financing notes receivable, net, that were issued long-term are based on the discounted values of their related cash flows at interest rates reflecting the attributes of the counterparties, including geographic location. Customer-specific risk, including credit risk, is already considered in the carrying value of those receivables. Our long-term debt, as described in Note 10, "Borrowings and Lines of Credit", is measured at fair value using closing bond prices from active markets.

The following table provides carrying amounts and fair values of financial instruments that are not carried at fair value in our Consolidated Balance Sheets as of December 31, 2022 and 2021:

| | December 31, 2022 | | December 31, 2021 | |
| | Carrying Amount | Fair Value | Carrying Amount | Fair Value |
(dollars in millions)				
Long-term receivables, net	$ 55	$ 53	$ 65	$ 63
Customer financing notes receivable, net	55	51	77	76
Short-term borrowings	(139)	(139)	(24)	(24)
Long-term debt, including current portion (excluding leases and other)	(6,663)	(5,661)	(7,296)	(7,420)
Long-term liabilities, including current portion	(222)	(197)	(253)	(240)

Long-term liabilities, including current portion as of December 31, 2022 is primarily $220 million of payables to RTX for reimbursement of tax payments that RTX is responsible to pay after the Separation as a result of the TMA.

The following tables provide the valuation hierarchy classification of assets and liabilities that are not carried at fair value in the Consolidated Balance Sheets as of December 31, 2022 and 2021:

(dollars in millions)	December 31, 2022			
	Total	Level 1	Level 2	Level 3
Long-term receivables, net	$ 53	$ —	$ 53	$ —
Customer financing notes receivable, net	51	—	51	—
Short-term borrowings	(139)	—	(139)	—
Long-term debt, including current portion (excluding leases and other)	(5,661)	—	(5,661)	—
Long-term liabilities, including current portion	(197)	—	(197)	—

(dollars in millions)	December 31, 2021			
	Total	Level 1	Level 2	Level 3
Long-term receivables, net	$ 63	$ —	$ 63	$ —
Customer financing notes receivable, net	76	—	76	—
Short-term borrowings	(24)	—	(24)	—
Long-term debt, including current portion (excluding leases and other)	(7,420)	—	(7,420)	—
Long-term liabilities, including current portion	(240)	—	(240)	—

Note 20: Guarantees

The Company provides service and warranty on its products beyond normal service and warranty policies. The changes in the carrying amount of service and product guarantees for the years ended December 31, 2022 and 2021 are as follows:

(dollars in millions)	2022	2021
Balance as of January 1	$ 20	$ 25
Warranties	2	3
Settlements made	(8)	(9)
Foreign exchange and other	(1)	1
Balance as of December 31	$ 13	$ 20

The Company provides certain financial guarantees to third parties. As of December 31, 2022, Otis has stand-by letters of credit with maximum potential payment totaling $154 million. We accrue costs associated with guarantees when it is probable that a liability has been incurred and the amount can be reasonably estimated. The most likely cost to be incurred is accrued based on an evaluation of currently available facts, and where no amount within a range of estimates is more likely, the minimum is accrued. In accordance with the FASB ASC Topic 460: *Guarantees*, we record these liabilities at fair value. As of December 31, 2022, Otis has determined there are no estimated costs probable under these guarantees.

Note 21: Leases

ASU 2016-02, *Leases (Topic 842)* and its related amendments (collectively, "Lease Accounting Standard") establishes a right-of-use ("ROU") model that requires a lessee to record a ROU asset and a lease liability on the Consolidated Balance Sheets for all leases with terms longer than 12 months. Leases are classified as either finance or operating, with classification affecting the pattern of expense recognition on the Consolidated Statements of Operations.

We enter into lease agreements for the use of real estate space, vehicles and certain other equipment under operating and finance leases. We determine if an arrangement contains a lease at inception. Operating leases are included in Operating lease ROU assets, Accrued liabilities, and Operating lease liabilities in our Consolidated Balance Sheets. Finance leases are not considered significant to our Consolidated Balance Sheets or Consolidated Statements of Operations. We apply the practical expedient for short-term leases, whereby a lease ROU asset and liability is not recognized and the expense is recognized in a straight-line basis over the lease term.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments, and use the implicit rate when readily determinable. We determine our incremental borrowing rate through market sources including relevant industry rates. Our lease ROU assets also include any lease pre-payments and exclude lease incentives. Certain of our leases include variable payments, which may vary based upon changes in facts or circumstances after the start of the lease. We exclude variable payments from lease ROU assets and lease liabilities, to the extent not considered fixed, and instead, expense variable payments as incurred. Variable lease expense and lease expense for short duration contracts is not a material component of lease expense. Our leases generally have remaining lease terms of 1 to 20 years, some of which include options to extend leases. The majority of our leases with options to extend are up to five years with the ability to terminate the lease within one year. The exercise of lease renewal options is at our sole discretion and our lease ROU assets and liabilities reflect only the options we are reasonably certain that we will exercise. Lease expense is recognized on a straight-line basis over the lease term.

Operating lease expense for the years ended December 31, 2022, 2021 and 2020 was $145 million, $147 million and $148 million, respectively.

Supplemental cash flow information related to operating leases for the years ended December 31, 2022, 2021 and 2020 were as follows:

(dollars in millions)		2022		2021		2020
Cash paid for amounts included in the measurement of operating lease liabilities:						
Operating cash outflows from operating leases	$	(140)	$	(154)	$	(162)
Non-cash operating lease activity:						
ROU assets obtained in exchange for operating lease liabilities		145		135		126

Operating lease ROU assets and liabilities are reflected on our Consolidated Balance Sheets as follows:

		December 31,		
(dollars in millions)		2022		2021
Operating lease ROU assets	$	449	$	526
Accrued liabilities	$	127	$	181
Operating lease liabilities		315		336
Total operating lease liabilities	$	442	$	517

Supplemental information related to operating leases was as follows:

	December 31,	
	2022	2021
Weighted Average Remaining Lease Term (in years)	4.1	4.4
Weighted Average Discount Rate	3.8 %	2.6 %

Undiscounted maturities of operating lease liabilities, including options to extend lease terms that are reasonably certain of being exercised, as of December 31, 2022 are as follows:

(dollars in millions)	Total
2023	$ 150
2024	117
2025	80
2026	49
2027	26
Thereafter	35
Total undiscounted lease payments	457
Less: imputed interest	(15)
Total discounted lease payments	$ 442

Note 22: Contingent Liabilities

Except as otherwise noted, while we are unable to predict the final outcome, based on information currently available, we do not believe that resolution of any of the following matters will have a material adverse effect upon our competitive position, results of operations, cash flows or financial condition. In addition to the specific amounts noted below, where we have recorded loss contingency accruals for other matters described below and other matters, the amounts in aggregate are not material. Legal costs generally are expensed when incurred.

Environmental. As previously disclosed, the Company's operations are subject to environmental regulation by authorities with jurisdiction over its operations. The Company has accrued for the costs of environmental remediation activities, including, but not limited to, investigatory, remediation, operating and maintenance costs and performance guarantees, and periodically reassesses these amounts. Management believes that the likelihood of incurring losses materially in excess of amounts accrued is remote. The outstanding liability for environmental obligations was $5 million and $12 million as of December 31, 2022 and December 31, 2021, and is principally included in Other long-term liabilities on the Consolidated Balance Sheets.

Legal Proceedings.

German Tax Litigation

As previously disclosed, we have been involved in administrative review proceedings with the German Tax Office, which concern approximately €215 million (approximately $229 million as of December 31, 2022) of tax benefits that we have claimed related to a 1998 reorganization of the corporate structure of our operations in Germany. Upon audit, these tax benefits were disallowed by the German Tax Office. We estimate interest associated with the aforementioned tax benefits is an additional approximately €118 million (approximately $125 million as of December 31, 2022).

In August 2012, a suit was filed in the local German Tax Court (Berlin-Brandenburg). In 2015, our former parent, UTC, now RTX, made tax and interest payments to German tax authorities of €275 million (approximately $300 million) in order to avoid additional interest accruals pending final resolution of this matter. In March 2016, the local German Tax Court dismissed the suit, and we appealed this decision to the German Federal Tax Court. Following a hearing in July 2018, the German Federal Tax Court remanded the matter to the local German Tax Court for further proceedings. In December 2020, the local German Tax Court ruled against the Company.

On January 26, 2021, the Company filed an appeal with the German Federal Tax Court. On February 8, 2022, the Company received the decision of the German Federal Tax Court, in which the Court remanded the case for reconsideration by the local German Tax Court. The local German Tax Court has not yet set a hearing date. Despite the remand, there is no assurance that the local German Tax Court will rule in the Company's favor, and the decision of the German Tax Office ultimately could be sustained.

Pursuant to the TMA, the Company retains the liability associated with the remaining interest, and has recorded an interest accrual of €45 million (approximately $47 million as of December 31, 2022), net of payments and other deductions, included within Accrued liabilities on the Consolidated Balance Sheets as of December 31, 2022. If the Company prevails in this matter, any recoveries would be allocated between RTX and the Company pursuant to the terms of the TMA.

Asbestos Matters

As previously disclosed, we have been named as defendants in lawsuits alleging personal injury as a result of exposure to asbestos. While we have never manufactured any asbestos-containing component parts, and no longer incorporate asbestos in any current products, certain of our historical products have contained components manufactured by third parties incorporating asbestos. A substantial majority of these asbestos-related claims have been dismissed without payment or were covered in full or in part by insurance or other forms of indemnity. Additional cases were litigated and settled without any insurance reimbursement. The amounts involved in asbestos related claims were not material individually or in the aggregate as of, and for the years ended, December 31, 2022 and December 31, 2021.

The estimated range of total liabilities to resolve all pending and unasserted potential future asbestos claims through 2059 is $21 million to $43 million as of December 31, 2022, and $22 million to $45 million as of December 31, 2021. Because no amount within the range of estimates is more likely to occur than any other, we have recorded the minimum amount of $21 million and $22 million as of December 31, 2022 and 2021, respectively, which is principally recorded in Other long-term liabilities on our Consolidated Balance Sheets. Amounts are on a pre-tax basis, not discounted, and excludes the Company's legal fees to defend the asbestos claims (which will continue to be expensed as they are incurred). In addition, the Company has an insurance recovery receivable for probable asbestos related recoveries of approximately $5 million, which is principally recorded in Other assets on our Consolidated Balance Sheets as of December 31, 2022 and December 31, 2021.

Putative Class Action Lawsuit

On August 12, 2020, a putative class action lawsuit, (Geraud Darnis et al. v. Raytheon Technologies Corporation et al.), was filed in the United States District Court for the District of Connecticut (the "Court") against Otis, RTX, Carrier Global Corporation ("Carrier"), which was also separated from UTC in the Separation, each of their directors, and various incentive and deferred compensation plans. On September 13, 2021, plaintiffs filed an amended complaint against the three company defendants only. The named plaintiffs are former employees of UTC and its current and former subsidiaries, including Otis and Carrier. They seek to recover monetary damages, as well as related declaratory and equitable relief, based on claimed decreases in the value of long-term incentive awards and deferred compensation under nonqualified deferred compensation plans allegedly caused by the formula used to calculate the adjustments to such awards and deferred compensation from RTX, Carrier, and Otis following the spin-offs of Carrier and Otis and the subsequent combination of UTC and Raytheon Company. On September 30, 2022, in response to motions to dismiss filed by the defendants, the Court dismissed the class action in its entirety with prejudice. The plaintiffs appealed the decision on October 26, 2022. At this time, we do not believe this action will have a material adverse effect on our business, financial conditions, cash flows or results of operations.

Other. As previously disclosed, we have commitments and contingent liabilities related to legal proceedings, self-insurance programs and matters arising out of the normal course of business. We accrue contingencies based on a range of possible outcomes. If no amount within this range is a better estimate than any other, we accrue the minimum amount. While it is not possible to determine the ultimate disposition of each of these claims and whether they will be resolved consistent with our beliefs, we expect that the outcome of such claims, individually or in the aggregate, will not have a material adverse effect on our business, financial condition, cash flows or results of operations.

As previously disclosed, in certain European countries, claims for overcharges on elevators and escalators related to civil cartel cases have been made, which we have accrued for based on our evaluation of the claims. While it is not possible to determine the ultimate disposition of each of these claims and whether they will be resolved consistent with our beliefs, historical settlement experience of these cases have not been material to the business, financial condition, cash flows or results of operations, however the future outcome of these cases cannot be determined.

As previously disclosed, in the ordinary course of business, the Company is also routinely a defendant in, party to or otherwise subject to many pending and threatened legal actions, claims, disputes and proceedings. These matters are often based on alleged violations of contract, product liability, warranty, regulatory, environmental, health and safety, employment, intellectual property, tax and other laws. In some of these proceedings, claims for substantial monetary damages are asserted against the Company and its subsidiaries and could result in fines, penalties, compensatory or treble damages or non-monetary relief. We do not believe that these matters will have a material adverse effect upon our competitive position, results of operations, cash flows or financial condition.

Note 23: Segment Financial Data

Our operations are classified into two operating segments: New Equipment and Service. Through the New Equipment segment, we design, manufacture, sell and install a wide range of passenger and freight elevators as well as escalators and moving walkways to customers in the residential, commercial and infrastructure projects. The Service segment provides maintenance and repair services for both our products and those of other manufacturers, and provides modernization services to upgrade elevators and escalators. The operating segments are generally based on the management structure of the Company, how management allocates resources, assesses performance and makes strategic and operational decisions.

Segment Information. Segment information for the years ended December 31 are as follows:

	Net Sales			Operating Profit		
(dollars in millions)	2022	2021	2020	2022	2021	2020
New Equipment	$ 5,864	$ 6,428	$ 5,371	$ 358	$ 459	$ 318
Service	7,821	7,870	7,385	1,789	1,762	1,611
Total segments	13,685	14,298	12,756	2,147	2,221	1,929
General corporate expenses and other [1]	—	—	—	(114)	(113)	(290)
Total	$ 13,685	$ 14,298	$ 12,756	$ 2,033	$ 2,108	$ 1,639

[1] The decrease in General corporate expenses and other during 2021 compared to 2020 is primarily driven by fixed asset impairment charges of $71 million and associated license costs of $14 million in 2020, as well as lower non-recurring Separation-related and shared costs of $106 million in 2021 compared with 2020.

Total assets are not presented for each segment as they are not presented to, or reviewed by, the Chief Operating Decision Maker.

Geographic External Sales. Geographic Net sales are attributed to the geographic regions based on their location of origin. With the exception of the U.S. and China, there were no individually significant countries with sales exceeding 10% of Net sales during the years ended December 31, 2022, 2021 and 2020.

	External Net Sales			Long Lived Assets		
(dollars in millions)	2022	2021	2020	2022	2021	2020
United States Operations	$ 3,834	$ 3,700	$ 3,462	$ 327	$ 336	$ 309
International Operations						
China	2,573	2,877	2,135	89	111	113
Other	7,278	7,721	7,159	303	327	352
Total	$ 13,685	$ 14,298	$ 12,756	$ 719	$ 774	$ 774

Segment Net sales disaggregated by product and service type for the years ended December 31, 2022, 2021 and 2020 are as follows:

(dollars in millions)	2022		2021		2020	
Disaggregated Net sales by type						
New Equipment	$	**5,864**	$	6,428	$	5,371
Maintenance and Repair		**6,393**		6,472		6,047
Modernization		**1,428**		1,398		1,338
Total Service		**7,821**		7,870		7,385
Total	$	**13,685**	$	14,298	$	12,756

Major Customers. There were no customers that individually accounted for 10% or more of the Company's consolidated Net sales for the years ended December 31, 2022, 2021 and 2020.

OTIS WORLDWIDE CORPORATION
SCHEDULE II - Valuation and Qualifying Accounts
Three years ended December 31, 2022
(Dollars in millions)

Allowance for Doubtful Accounts and Expected Credit Losses:

Balance, December 31, 2019	$	83
Impact of credit standard adoption		28
Provision for expected credit losses		40
Write-offs charged against the allowance for expected credit losses		(20)
Other		30
Balance, December 31, 2020		161
Provision for expected credit losses		37
Write-offs charged against the allowance for expected credit losses		(15)
Other		(8)
Balance, December 31, 2021		175
Provision for expected credit losses		**5**
Write-offs charged against the allowance for expected credit losses		**(22)**
Other		**(6)**
Balance, December 31, 2022	**$**	**152**

Future Income Tax Benefits - Valuation Allowance

Balance, December 31, 2019	$	55
Additions charged to income tax expense		63
Reductions credited to income tax expense		(13)
Other adjustments		137
Balance, December 31, 2020		242
Additions charged to income tax expense		30
Reductions credited to income tax expense		(10)
Other adjustments		(15)
Balance, December 31, 2021		247
Additions charged to income tax expense		**29**
Reductions credited to income tax expense		**(23)**
Other adjustments		**(13)**
Balance, December 31, 2022	**$**	**240**

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15(e) under the Exchange Act, we carried out an evaluation under the supervision and with the participation of our management, including the President and Chief Executive Officer ("CEO"), the Executive Vice President and Chief Financial Officer ("CFO") and the Vice President and Chief Accounting Officer ("CAO"), of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2022. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our CEO, our CFO and our CAO have concluded that, as of December 31, 2022, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our CEO, our CFO and our CAO, as appropriate, to allow timely decisions regarding required disclosure.

Management Report on Internal Control over Financial Reporting

The information required by Item 9A relating to Management's Annual Report on Internal Control Over Financial Reporting and Attestation Report of the Registered Public Accounting Firm is found in Item 8. Financial Statements and Supplementary Data of this Form 10-K and incorporated herein by reference.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during the quarter ended December 31, 2022, that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by Item 10 with respect to directors, the Audit Committee of the Board of Directors and audit committee financial experts is incorporated herein by reference to the section of our Proxy Statement for the 2023 Annual Meeting of Shareholders titled "Corporate governance" (under the subheadings "Proposal 1: Election of directors", "Our Board leadership structure", "Board committees" and "Our board nominees").

Information about our Executive Officers

The following persons are executive officers of Otis Worldwide Corporation:

Name	Position	Other Business Experience Since 1/1/2018	Age as of 2/3/2023
Bernardo Calleja Fernandez	President, Otis EMEA (since November 2020)	President of Otis South Europe & Africa, Otis; President, Otis South Europe & Turkey, Otis	60
James F. Cramer	President, Otis Americas (since June 2020)	Regional Vice President, U.S. Western Region, Otis	58
Anurag Maheshwari	Executive Vice President and Chief Financial Officer (since August 2022)	Vice President, Finance, IT and Chief Transformation Officer, Otis Asia Pacific; Vice President, Investor Relations, L3 Harris Technologies and Harris Corporation	49
Nora E. LaFreniere	Executive Vice President and General Counsel (since July 2021)	Executive Vice President, Chief General Counsel and Corporate Secretary, Vice President, General Counsel, Otis	51
Abbe Luersman	Executive Vice President and Chief People Officer (since July 2021)	Chief Human Resource Officer, Ahold Delhaize	55
Judith F. Marks	Chair, President and Chief Executive Officer (since February 2022)	President and Chief Executive Officer; President, Otis; Chief Executive Officer, Siemens USA and Dresser-Rand (a Siemens company); Executive Vice President, New Equipment Solutions, Dresser-Rand	59
Stephane de Montlivault	President, Otis Asia Pacific (since April 2020)	President, Otis Asia Pacific; President, Otis Northeast Asia, Otis President, Northeast Asia and President of Nippon Otis Elevator Company	63
Michael P. Ryan	Vice President and Chief Accounting Officer (since April 2020)	Vice President and Assistant Controller, UTC; and Executive Director, Corporate Accounting and Controls, UTC	53
Peiming Zheng (Perry)	President, Otis China and Chief Customer Product Officer (since December 2021)	President, Otis China; President, Business & Industrial Systems China, Otis	55

All of the officers serve at the pleasure of the Board of Directors of Otis Worldwide Corporation.

Information concerning Section 16(a) compliance is incorporated herein by reference to the section of our Proxy Statement for the 2023 Annual Meeting of Shareholders titled "Other important information" under the subheading "Delinquent section 16(a) reports." We have adopted a code of ethics, the Otis Absolutes, that applies to all our directors, officers, employees and representatives. This code is publicly available on our website at https://www.otisinvestors.com/ governance/governance-documents. Amendments to the code of ethics and any grant of a waiver from a provision of the code requiring disclosure under applicable SEC rules will be disclosed on our website. Our Corporate Governance Guidelines and the charters of our Board of Directors' Audit Committee, Compensation Committee and Nominations and Governance Committee are available on our website at https://www.otisinvestors.com/governance/governance-documents. These materials may also be requested in print free of charge by writing to our Investor Relations Department at Otis Worldwide Corporation, One Carrier Place, Investor Relations, Farmington, CT 06032.

Item 11. Executive Compensation

The information required by Item 11 is incorporated herein by reference to the sections of our Proxy Statement for the 2023 Annual Meeting of Shareholders titled "Executive compensation", "Compensation of directors" and "Report of the compensation committee".

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information relating to security ownership of certain beneficial owners and management is incorporated herein by reference to the section of our Proxy Statement for the 2023 Annual Meeting of Shareholders titled "Other important information" under the subheading "Stock ownership" ("Beneficial stock ownership of directors and executive officers" and "Certain beneficial owners").

Equity Compensation Plan Information

The following table provides information as of December 31, 2022 concerning Common Stock issuable under Otis' equity compensation plans.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)		Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)	
Equity compensation plans approved by shareholders	3,983,814	(1)	$65.05	24,111,597	(2)
Equity compensation plans not approved by shareholders	-		-	-	

(1) Consists of the following issuable shares of Common Stock awarded under the Otis Worldwide Corporation 2020 Long-Term Incentive Plan ("LTIP"): (i) shares of Common Stock issuable upon the exercise of outstanding non-qualified stock options; (ii) shares of Common Stock issuable upon the exercise of outstanding stock appreciation rights ("SARs"); (iii) shares of Common Stock issuable pursuant to outstanding restricted stock unit and performance share unit awards, assuming performance at the target level (up to an additional 583,286 shares of Common Stock could be issued if performance goals are achieved above target); and (iv) shares of Common Stock issuable upon the settlement of outstanding deferred stock units and restricted stock units under the Otis Worldwide Corporation Board of Directors Stock Unit Plan. Under the LTIP, each SAR is exercisable for a number of shares of Common Stock having a value equal to the increase in the market price of a share of such stock from the date the SAR was granted. For purposes of determining the total number of shares to be issued in respect of outstanding SARs, we have used the New York Stock Exchange ("NYSE") closing price for a share of Common Stock on December 30, 2022 of $78.31. The weighted-average exercise price shown in the column above takes into account only the shares identified in clauses (i) and (ii).

(2) Represents the maximum number of shares of Common Stock available to be awarded under the LTIP as of December 31, 2022. Performance share units, deferred stock units and restricted stock units ("Full Share Awards") will result in a reduction in the number of shares of Common Stock available for delivery under the LTIP in an amount equal to twice the number of shares to which the award corresponds under the terms of the LTIP. Stock options and SARs do not constitute Full Share Awards and will result in a reduction in the number of shares of Common Stock available for delivery under the 2020 LTIP on a one-for-one basis.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by Item 13 is incorporated herein by reference to the sections of our Proxy Statement for the 2023 Annual Meeting of Shareholders titled "Corporate governance" under the subheading "Our board nominees" (including under the subheading "Director independence") and "Other important information" (under the subheading "Transactions with related persons").

Item 14. Principal Accounting Fees and Services

The information required by Item 14 is incorporated by reference to the section of our Proxy Statement for the 2023 Annual Meeting of Shareholders titled "Proposal 3: Appoint an independent auditor for 2023", including the information provided in that section with regard to "Audit Fees", "Audit-Related Fees", "Tax Fees" and "All Other Fees".

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a)   The following documents are filed as part of this Form 10-K:

  (1)   Financial Statements. The financial statements are set forth in Item 8. "Financial Statements and Supplementary Data" in this Form 10-K.

  (2)   Financial Statement Schedules. The following financial statement schedule is set forth in Item 8. "Financial Statements and Supplementary Data" in this Form 10-K. All other schedules have been omitted because they are not required, are not applicable or the required information is shown in the financial statements or the notes thereto.

      •   Schedule II — Valuation and Qualifying Accounts

  (3)   Exhibits. The following list of exhibits includes exhibits submitted with this Form 10-K as filed with the SEC and those incorporated by reference to other filings.

Exhibit Number	Exhibit Description
2.1	Separation and Distribution Agreement, dated as of April 2, 2020, by and among United Technologies Corporation, Otis Worldwide Corporation and Carrier Global Corporation, incorporated by reference to Exhibit 2.1 of the Otis' Current Report on Form 8-K (Commission file number 001-39221) filed with the SEC on April 3, 2020.
3.1	Amended and Restated Certificate of Incorporation of Otis Worldwide Corporation, incorporated by reference to Exhibit 3.1(b) of Otis' Current Report on Form 8-K (Commission file number 001-39221) filed with the SEC on April 3, 2020.
3.2	Amended and Restated Bylaws of Otis Worldwide Corporation, incorporated by reference to Exhibit 3.2 of Otis' Current Report on Form 8-K (Commission file number 001-39221) filed with the SEC on April 3, 2020.
4.1	Indenture, dated February 27, 2020, between Otis Worldwide Corporation and The Bank of New York Mellon Trust Company, N.A., incorporated by reference to Exhibit 4.1 to Otis' Amendment No. 1 to Registration Statement on Form 10 (Commission file number 001-39221) filed with the SEC on March 11, 2020.
4.2	Supplemental Indenture No. 1, dated February 27, 2020, between Otis Worldwide Corporation and The Bank of New York Mellon Trust Company, N.A., incorporated by reference to Exhibit 4.2 to Otis' Amendment No. 1 to Registration Statement on Form 10 (Commission file number 001-39221) filed with the SEC on March 11, 2020.
4.3	Supplemental Indenture No. 2, dated as of March 11, 2021, between Otis Worldwide Corporation and The Bank of New York Mellon Trust Company, N.A., as trustee, incorporated by reference to Exhibit 4.1 to Otis' Current Report on Form 8-K (Commission file number 001-39221) filed with the SEC on March 11, 2021.
4.4	Indenture, dated as of November 12, 2021, among Otis Worldwide Corporation, Highland Holdings S.à r.l. and The Bank of New York Mellon Trust Company, N.A., as trustee., incorporated by reference to Exhibit 4.1 to Otis' Current Report on Form 8-K (Commission file number 001-39221) filed with the SEC on November 12, 2021.
4.5	Supplemental Indenture No. 1, dated as of November 12, 2021, among Otis Worldwide Corporation, Highland Holdings S.à r.l and The Bank of New York Mellon Trust Company, N.A., as trustee, incorporated by reference to Exhibit 4.2 of Otis' Current Report on 8-K (Commission file number 001-39221) filed with the SEC on November 12, 2021).
4.6	Description of Securities, incorporated by reference to Exhibit 4.6 of Otis' Annual Report on Form 10-K for the year ended December 31, 2021 (Commission file number 001-39221) filed with the SEC on February 4, 2022.

Exhibit Number	Exhibit Description
10.1	Transition Services Agreement, dated as of April 2, 2020, by and among United Technologies Corporation, Otis Worldwide Corporation and Carrier Global Corporation, incorporated by reference to Exhibit 10.1 of Otis' Current Report on Form 8-K (Commission file number 001-39221) filed with the SEC on April 3, 2020.
10.2	Tax Matters Agreement, dated as of April 2, 2020, by and among United Technologies Corporation, Otis Worldwide Corporation and Carrier Global Corporation incorporated by reference to Exhibit 10.2 of Otis' Current Report on Form 8-K (Commission file number 001-39221) filed with the SEC on April 3, 2020.
10.3	Employee Matters Agreement, dated as of April 2, 2020, by and among United Technologies Corporation, Otis Worldwide Corporation and Carrier Global Corporation incorporated by reference to Exhibit 10.3 of Otis' Current Report on Form 8-K (Commission file number 001-39221) filed with the SEC on April 3, 2020.
10.4	Intellectual Property Agreement, dated as of April 2, 2020, by and among United Technologies Corporation, Otis Worldwide Corporation and Carrier Global Corporation, incorporated by reference to Exhibit 10.4 of Otis' Current Report on Form 8-K (Commission file number 001-39221) filed with the SEC on April 3, 2020.
10.5	Otis Worldwide Corporation 2020 Long-Term Incentive Plan, incorporated by reference to Exhibit 10.5 of Otis' Current Report on Form 8-K (Commission file number 001-39221) filed with the SEC on April 3, 2020.
10.6	Otis Worldwide Corporation Change in Control Severance Plan, incorporated by reference to Exhibit 10.6 of Otis' Current Report on Form 8-K (Commission file number 001-39221) filed with the SEC on April 3, 2020.
10.7	Otis Worldwide Corporation Executive Annual Bonus Plan incorporated by reference to Exhibit 10.7 of Otis' Current Report on Form 8-K (Commission file number 001-39221) filed with the SEC on April 3, 2020; Amendment No. 1 to Otis Worldwide Corporation Executive Annual Bonus Plan, incorporated by reference to Exhibit 10.3 to Otis' Quarterly Report on Form 10-Q for the quarter ended June 30, 2021 (Commission file number 001-39221) filed with the SEC on July 28, 2021.
10.8	Otis Worldwide Corporation Pension Preservation Plan, incorporated by reference to Exhibit 10.8 of Otis' Current Report on Form 8-K (Commission file number 001-39221) filed with the SEC on April 3, 2020.
10.9	Otis Worldwide Corporation Retirement Plan for Third Country National Employees, incorporated by reference to Exhibit 10.9 of Otis' Current Report on Form 8-K (Commission file number 001-39221) filed with the SEC on April 3, 2020.
10.10	Otis Worldwide Corporation Board of Directors Deferred Stock Unit Plan, incorporated by reference to Exhibit 10.10 of Otis' Current Report on Form 8-K (Commission file number 001-39221) filed with the SEC on April 3, 2020; Otis Worldwide Corporation Board of Directors Deferred Stock Unit Plan (Amended and Restated effective as of February 4, 2021), incorporated by reference to Exhibit 10.4 to Otis' Quarterly Report on Form 10-Q for the quarter ended June 30, 2021 (Commission file number 001-39221) filed with the SEC on July 28, 2021.
10.11	French Sub-Plan for Restricted Stock Units Granted Under the Otis Worldwide Corporation 2020 Long-Term Incentive Plan, incorporated by reference to Exhibit 10.11 of Otis' Current Report on Form 8-K (Commission file number 001-39221) filed with the SEC on April 3, 2020.
10.12	Schedule of Terms for Restricted Stock Unit Awards granted under the Otis Worldwide Corporation 2020 Long-Term Incentive Plan, incorporated by reference to Exhibit 10.8 to Otis' Registration Statement on Form 10 (Commission file number 001-39221) filed with the SEC on February 7, 2020.
10.13	Schedule of Terms for Restricted Stock Unit Awards (Off-Cycle) granted under the Otis Worldwide Corporation 2020 Long-Term Incentive Plan, incorporated by reference to Exhibit 10.9 to Otis' Registration Statement on Form 10 (Commission file number 001-39221) filed with the SEC on February 7, 2020.
10.14	Schedule of Terms for Stock Appreciation Right Awards granted under the Otis Worldwide Corporation 2020 Long-Term Incentive Plan, incorporated by reference to Exhibit 10.10 to Otis' Registration Statement on Form 10 (Commission file number 001-39221) filed with the SEC on February 7, 2020.
10.15	Schedule of Terms for Stock Appreciation Right Awards (Off-Cycle) granted under the Otis Worldwide Corporation 2020 Long-Term Incentive Plan, incorporated by reference to Exhibit 10.11 to Otis' Registration Statement on Form 10 (Commission file number 001-39221) filed with the SEC on February 7, 2020.

Exhibit Number	Exhibit Description
10.16	Schedule of Terms for Performance Share Unit Awards granted under the Otis Worldwide Corporation 2020 Long-Term Incentive Plan, incorporated by reference to Exhibit 10.12 to Otis' Registration Statement on Form 10 (Commission file number 001-39221) filed with the SEC on February 7, 2020.
10.17	Otis Worldwide Corporation Deferred Compensation Plan, incorporated by reference to Exhibit 10.14 to Otis' Registration Statement on Form 10 (Commission file number 001-39221) filed with the SEC on February 7, 2020;
	Amendment No. 1 to the Otis Worldwide Corporation Deferred Compensation Plan, incorporated by reference to Exhibit 10.17 to Otis' Annual Report on Form 10-K for the year ended December 31, 2021 (Commission file number 001-39221) filed with the SEC on February 4, 2022.
10.18	Otis Worldwide Corporation Amended and Restated Savings Restoration Plan, incorporated by reference to Exhibit 10.15 to Otis' Amendment No. 1 to Registration Statement on Form 10 (Commission file number 001-39221) filed with the SEC on March 11, 2020;
	Amendment No. 1 to Otis Worldwide Corporation Amended and Restated Savings Restoration Plan, incorporated by reference to Exhibit 10.1 to Otis' Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 (Commission file number 001-39221) filed with the SEC on April 28, 2021;
	Amendment No. 2 to the Otis Worldwide Corporation Amended and Restated Savings Restoration Plan, incorporated by reference to Exhibit 10.18 to Otis' Annual Report on Form 10-K for the year ended December 31, 2021 (Commission file number 001-39221) filed with the SEC on February 4, 2022.
10.19	Otis Worldwide Corporation Company Automatic Contribution Excess Plan, incorporated by reference to Exhibit 10.16 to Otis' Registration Statement on Form 10 (Commission file number 001-39221) filed with the SEC on February 7, 2020;
	Amendment No. 1 to the Otis Worldwide Corporation Company Automatic Contribution Excess Plan, incorporated by reference to Exhibit 10.19 to Otis' Annual Report on Form 10-K for the year ended December 31, 2021 (Commission file number 001-39221) filed with the SEC on February 4, 2022.
10.20	Otis Worldwide Corporation LTIP Performance Share Unit Deferral Plan, incorporated by reference to Exhibit 10.17 to Otis' Registration Statement on Form 10 (Commission file number 001-39221) filed with the SEC on February 7, 2020;
	Amendment No. 1 to the Otis Worldwide Corporation LTIP Performance Share Unit Deferral Plan, incorporated by reference to Exhibit 10.20 to Otis' Annual Report on Form 10-K for the year ended December 31, 2021 (Commission file number 001-39221) filed with the SEC on February 4, 2022.
10.21	Legacy United Technologies Corporation Executive Leadership Group Agreements, incorporated by reference to Exhibit 10.19 to Otis' Registration Statement on Form 10 (Commission file number 001-39221) filed with the SEC on February 7, 2020.
10.22	Legacy Schedule of Terms for United Technologies Corporation Executive Leadership Group Restricted Stock Unit Retention Awards, incorporated by reference to Exhibit 10.20 to Otis' Registration Statement on Form 10 (Commission file number 001-39221) filed with the SEC on February 7, 2020.
10.23	Offer Letter with Rahul Ghai, dated June 27, 2019, incorporated by reference to Exhibit 10.24 to Otis' Registration Statement on Form 10 (Commission file number 001-39221) filed with the SEC on February 7, 2020.
10.24	Letter of Assignment with Stephane de Montlivault, dated December 18, 2019, incorporated by reference to Exhibit 10.25 to Otis' Registration Statement on Form 10 (Commission file number 001-39221) filed with the SEC on February 7, 2020;
	Letter of Assignment Extension with Stephane de Montlivault dated October 1, 2021, incorporated by reference to Exhibit 10.24 to Otis' Annual Report on Form 10-K for the year ended December 31, 2021 (Commission file number 001-39221) filed with the SEC on February 4, 2022.
10.25	Letter of Appointment/Employment with Stephane de Montlivault, dated December 18, 2019, incorporated by reference to Exhibit 10.26 to Otis' Registration Statement on Form 10 (Commission file number 001-39221) filed with the SEC on February 7, 2020.

Exhibit Number	Exhibit Description
10.26	Letter Agreement with Judith F. Marks regarding LTIP award amendment, dated February 3, 2020, incorporated by reference to Exhibit 10.29 to Otis' Registration Statement on Form 10 (Commission file number 001-39221) filed with the SEC on February 7, 2020.
10.27	Summary of Compensation and Benefits for Non-Employee Directors, incorporated by reference to Exhibit 10.27 to Otis' Annual Report on Form 10-K for the year ended December 31, 2021 (Commission file number 001-39221) filed with the SEC on February 4, 2022.
10.28	Otis Worldwide Corporation Executive Leadership Group Severance Plan, incorporated by reference to Exhibit 10.1 of Otis' Current Report on Form 8-K (Commission file number 001-39221) filed with the SEC on September 18, 2020.
10.29	Letter of Assignment for Peiming (Perry) Zheng, effective January 1, 2021, incorporated by reference to Exhibit 10.33 of Otis' Annual Report on Form 10-K for the year ended December 31, 2020 (Commission file number 001-39221) filed with the SEC on February 5, 2021. Extension of Letter of Assignment for Peiming (Perry) Zheng, effective January 1, 2023.*
10.30	Employment Contract (Foreign National or Hong Kong, Macao or Taiwan Resident) for Peiming (Perry) Zheng, effective January 1, 2021, incorporated by reference to Exhibit 10.34 of Otis' Annual Report on Form 10-K for the year ended December 31, 2020 (Commission file number 001-39221) filed with the SEC on February 5, 2021. Employment Contract (Foreign National or Hong Kong, Macao or Taiwan Resident) for Peiming (Perry) Zheng, effective January 1, 2023.*
10.31	Revolving Credit Agreement, dated February 10, 2020, among Otis Worldwide Corporation, the subsidiary borrowers party thereto, the lenders and other parties party thereto and JPMorgan Chase Bank, N.A., incorporated by reference to Exhibit 10.30 to Otis' Amendment No. 1 to Registration Statement on Form 10 (Commission file number 001-39221) filed with the SEC on March 11, 2020; First Amendment dated as of September 4, 2020, to Revolving Credit Agreement, dated February 10, 2020, among Otis Worldwide Corporation, the subsidiary borrowers party thereto, the lenders and other parties party thereto and JPMorgan Chase Bank, N.A., incorporated by reference to Exhibit 10.1 to Otis' Quarterly Report on Form 10-Q for the quarter ended September 30, 2020 (Commission file number 001-39221) filed with the SEC on October 28, 2020; Suspension of Rights Agreement to the Revolving Credit Agreement, incorporated by reference to Exhibit 10.4 to Otis' Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 (Commission file number 001-39221) filed with the SEC on October 26, 2021; Second Amendment dated as of April 20, 2022, to Revolving Credit Agreement, dated February 10, 2020 (as amended), among Otis Worldwide Corporation, the subsidiary borrowers party thereto, the lenders and other parties party thereto and JPMorgan Chase Bank, N.A., incorporated by reference to Exhibit 10.1 to Otis' Quarterly Report on Form 10-Q for the quarter ended March 31, 2022 (Commission file number 001-39221) filed with the SEC on April 27, 2022.
10.32	Service Agreement between Zardoya Otis S.A and Bernardo Calleja Fernández, dated January 26, 2021, incorporated by reference to Exhibit 10.3 to Otis' Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 (Commission file number 001-39221) filed with the SEC on April 28, 2021; Amendment Agreement to the Service Agreement between Zardoya Otis S.A and Bernardo Calleja Fernández, dated February 23, 2021, incorporated by reference to Exhibit 10.4 to Otis' Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 (Commission file number 001-39221) filed with the SEC on April 28, 2021; Letter of Amendment to Service Agreement between Zardoya Otis S.A and Bernardo Calleja Fernández, dated May 19, 2021, incorporated by reference to Exhibit 10.2 to Otis' Quarterly Report on Form 10-Q for the quarter ended June 30, 2021 (Commission file number 001-39221) filed with the SEC on July 28, 2021; Termination Letter of the Services Agreement Between Zardoya Otis, S.A. and the Chairman dated May 27, 2022, incorporated by reference to Exhibit 10.2 to Otis' Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 (Commission file number 001-39221) filed with the SEC on July 27, 2022.

Exhibit Number	Exhibit Description
10.33	Employment Contract between Otis International Sàrl and Bernardo Calleja Fernández, effective November 15, 2021, incorporated by reference to Exhibit 10.34 to Otis' Annual Report on Form 10-K for the year ended December 31, 2021 (Commission file number 001-39221) filed with the SEC on February 4, 2022.
10.34	Schedule of Terms for Restricted Stock Unit Awards (February 5, 2021) granted under the Otis Worldwide Corporation 2020 Long-Term Incentive Plan, incorporated by reference to Exhibit 10.5 to Otis' Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 (Commission file number 001-39221) filed with the SEC on April 28, 2021.
10.35	Schedule of Terms for Stock Appreciation Right Awards (February 5, 2021) granted under the Otis Worldwide Corporation 2020 Long-Term Incentive Plan, incorporated by reference to Exhibit 10.6 to Otis' Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 (Commission file number 001-39221) filed with the SEC on April 28, 2021.
10.36	Schedule of Terms for Performance Share Unit Awards (February 5, 2021) granted under the Otis Worldwide Corporation 2020 Long-Term Incentive Plan, incorporated by reference to Exhibit 10.7 to Otis' Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 (Commission file number 001-39221) filed with the SEC on April 28, 2021.
10.37	Form of Executive Award Statement under the Otis Worldwide Corporation 2020 Long-Term Incentive Plan, incorporated by reference to Exhibit 10.8 to Otis' Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 (Commission file number 001-39221) filed with the SEC on April 28, 2021.
10.38	Offer Letter between Otis Worldwide Corporation and Abbe L. Luersman, dated March 27, 2021, incorporated by reference to Exhibit 10.5 to Otis' Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 (Commission file number 001-39221) filed with the SEC on October 26, 2021.
10.39	Offer Letter, dated as of June 23, 2022, by and between Anurag Maheshwari and Otis Worldwide Corporation, incorporated by reference to Exhibit 10.1 of Otis' Current Report on Form 8-K (Commission File No. 001-39221) filed with the Commission on June 27, 2022.
14	The Otis Absolutes. The Otis Absolutes may be accessed via Otis' website at https://www.otisinvestors.com/governance/governance-documents.
21	Subsidiaries of the Registrant.*
22	Subsidiary guarantors and issuers of guaranteed securities and affiliates whose securities collateralize securities of the Registrant.*
23	Consent of PricewaterhouseCoopers LLP.*
24	Powers of Attorney of Jeffrey H. Black, Nelda J. Connors, Kathy Hopinkah Hannan, Shailesh G. Jejurikar, Christopher J. Kearney, Judith F. Marks, Harold W. McGraw III, Margaret M.V. Preston, Shelley Stewart, Jr. and John H. Walker.*
31.1	Rule 13a-14(a)/15d-14(a) Certification.*
31.2	Rule 13a-14(a)/15d-14(a) Certification.*
31.3	Rule 13a-14(a)/15d-14(a) Certification.*
32	Section 1350 Certifications.*
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.*
101.SCH	XBRL Taxonomy Extension Schema Document.*
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.*
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.*
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.*
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.*

Exhibit Number	Exhibit Description
104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL

Notes to Exhibits List:

*   Submitted electronically herewith.

Attached as Exhibit 101 to this report are the following formatted in XBRL (Extensible Business Reporting Language): (i) Consolidated Statements of Operations for the three years ended December 31, 2022, (ii) Consolidated Statements of Comprehensive Income for the three years ended December 31, 2022, (iii) Consolidated Balance Sheets as of December 31, 2022 and 2021, (iv) Consolidated Statements of Cash Flows for the three years ended December 31, 2022, (v) Consolidated Statements of Changes in Equity for the three years ended December 31, 2022, (vi) Notes to Consolidated Financial Statements, and (vii) Financial Schedule of Valuation and Qualifying Accounts.

Item 16. Form 10-K Summary

Not applicable.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OTIS WORLDWIDE CORPORATION
(Registrant)

Dated: February 3, 2023   by: /s/ ANURAG MAHESHWARI

Anurag Maheshwari
Executive Vice President and Chief Financial Officer

(on behalf of the Registrant and as the Registrant's Principal Financial Officer)

Dated: February 3, 2023   by: /s/ MICHAEL P. RYAN

Michael P. Ryan
Vice President and Chief Accounting Officer

(on behalf of the Registrant and as the Registrant's Principal Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ JUDITH F. MARKS **Judith F. Marks**	Director, Chair, President and Chief Executive Officer	**February 3, 2023**
/s/ ANURAG MAHESHWARI **Anurag Maheshwari**	Executive Vice President and Chief Financial Officer	**February 3, 2023**
/s/ MICHAEL P. RYAN **Michael P. Ryan**	Vice President and Chief Accounting Officer	**February 3, 2023**
/s/ JEFFREY H. BLACK* **Jeffrey H. Black**	Director	
/s/ NELDA J. CONNORS* **Nelda J. Connors**	Director	
/s/ KATHY HOPINKAH HANNAN* **Kathy Hopinkah Hannan**	Director	
/s/ SHAILESH G. JEJURIKAR* **Shailesh G. Jejurikar**	Director	
/s/ CHRISTOPHER J. KEARNEY* **Christopher J. Kearney**	Director	
/s/ HAROLD W. MCGRAW III* **Harold W. McGraw III**	Director	
/s/ MARGARET M.V. PRESTON* **Margaret M.V. Preston**	Director	
/s/ SHELLEY STEWART, JR.* **Shelley Stewart, Jr.**	Director	
/s/ JOHN H. WALKER* **John H. Walker**	Director	

*By: **/s/ NORA E. LAFRENIERE**

Executive Vice President and General Counsel, as Attorney-in-fact

Date: February 3, 2023



Shareholder Information

CORPORATE OFFICE
Otis Worldwide Corporation
1 Carrier Place
Farmington, CT 06032 USA
otis.com

This report is made available to shareholders in advance of the 2023 Annual Meeting of Shareholders to be held as a virtual meeting at 9 a.m. Eastern time, May 18, 2023. The Proxy Statement will be made available to shareholders on or about April 6, 2023, at which time proxies for the meeting will be requested.

For information on how to attend the virtual annual meeting, visit: virtualshareholdermeeting.com/otis2023 and follow the instructions provided.

STOCK LISTING
New York Stock Exchange (ticker symbol OTIS)

TRANSFER AGENT AND REGISTRAR
Computershare Trust Company, N.A., is the transfer agent, registrar and dividend disbursing agent for Otis common stock. Questions and communications from registered shareholders regarding transfer of stock, replacement of lost certificates, dividends, address changes, and the Stock Purchase and Dividend Reinvestment Plan administered by Computershare should be directed to:

By Mail:
Computershare Investor Services
P.O. Box 43078
Providence, RI 02940-3078

By Overnight Delivery:
Computershare Investor Services
150 Royall Street – Suite 101
Canton, MA 02021

866.524.0723
+1 781.575.3346 (outside U.S.)
800.952.9245 (TDD)
+1 781.575.4592 (TDD outside U.S.)
www-us.computershare.com/investor/#home

ELECTRONIC ACCESS OR DELIVERY OF SHAREHOLDER COMMUNICATIONS
Registered shareholders can help conserve natural resources and reduce printing and mailing costs incurred by Otis by signing up for electronic communications, including annual meeting materials, stock plan statements and tax documents, at: www-us.computershare.com/investor/#home.

Otis Worldwide Corporation and Computershare Investor Services do not have records of beneficial owners of Otis common stock. If you are a beneficial owner of Otis common stock, please contact your broker, bank or other nominee for assistance with any questions concerning ownership or dividends.

2022 ANNUAL REPORT ON FORM 10-K
Copies of the Otis Annual Report on Form 10-K as filed with the U.S. Securities and Exchange Commission can be accessed and downloaded via our website at: otisinvestors.com/financials/sec-filings.

Copies can also be obtained, without charge, from:

Otis Corporate Secretary
Otis Worldwide Corporation
1 Carrier Place
Farmington, CT 06032 USA
otis.com
corpsecretary@otis.com

INVESTOR RELATIONS
Otis Worldwide Corporation
1 Carrier Place
Farmington, CT 06032 USA
investorrelations@otis.com

FSC www.fsc.org
MIX
Paper from responsible sources
FSC® C020268

The papers utilized in the production of this annual report are all certified for Forest Stewardship Council® (FSC®) standards, which promote environmentally appropriate, socially beneficial and economically viable management of the world's forests. This annual report was printed in a facility that uses exclusively vegetable-based inks, 100% renewable wind energy and releases zero VOCs into the environment.

Made to move you™

Otis Worldwide Corporation
1 Carrier Place, Farmington, CT 06032 USA
otis.com

OTIS